Exhibit 99.1

May 15, 2023

NEOGAMES S.A.

ARISTOCRAT LEISURE LIMITED

ANAXI INVESTMENTS LIMITED

BUSINESS COMBINATION AGREEMENT

TABLE OF CONTENTS
Page

ARTICLE I THE CONTINUATION	7

Section 1.01	The Continuation	7
Section 1.02	Continuation Closing	7
Section 1.03	Effects of the Continuation	7
Section 1.04	Memorandum and Articles of Association	8
Section 1.05	Board of Directors and Officers of the Company following the Continuation	8
Section 1.06	Necessary Further Actions	8

ARTICLE II THE MERGER; PAYMENT OF CONSIDERATION	9

i

ARTICLE III REPRESENTATIONS AND WARRANTIES OF THE COMPANY	21

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB	47

ARTICLE V ADDITIONAL COVENANTS AND AGREEMENTS	49

ARTICLE VI CONDITIONS PRECEDENT	71

ARTICLE VII TERMINATION	75

Section 7.01	Termination	75
Section 7.02	Effect of Termination	77
Section 7.03	Fees and Expenses	77

ARTICLE VIII MISCELLANEOUS	78

EXHIBIT 1 – MEMORANDUM AND ARTICLES OF ASSOCIATION OF THE COMPANY	99
EXHIBIT 2 – STATUTORY PLAN OF MERGER SCHEDULE 6.01(b) – GOVERNMENTAL CLEARANCES	100 100

BUSINESS COMBINATION AGREEMENT

PREAMBLE

This BUSINESS COMBINATION AGREEMENT (this “Agreement”) is dated as of May 15, 2023, and entered into among NeoGames S.A., a Luxembourg société anonyme (such entity, including after giving effect to its continuation as a Cayman Islands exempted company specified herein, the “Company”), Aristocrat Leisure Limited an Australian public limited company (“Parent”) and Anaxi Investments Limited a Cayman Islands exempted company and a wholly owned Subsidiary of Parent (“Merger Sub”).

RECITALS

WHEREAS, each of the Company, Parent and Merger Sub intend that, upon the terms and conditions set forth in this Agreement, the Company shall transfer its statutory seat, registered office and seat of central administration (siège de l'administration centrale) from the Grand Duchy of Luxembourg (“Luxembourg”) to the Cayman Islands in accordance with the Luxembourg Law of August 10, 1915 on commercial companies, as amended (the “Luxembourg Company Law”) and transfer by way of continuation as a Cayman Islands exempted company in accordance with the Companies Act (as Revised) of the Cayman Islands (the “Cayman Companies Act”) and, simultaneously with the full corporate and legal continuation and registration in the Cayman Islands, de-register in Luxembourg (without the dissolution of the Company or the liquidation of its assets) (the “Continuation”);

WHEREAS, as promptly as practicable following the Continuation, upon the terms and conditions set forth in this Agreement and in accordance with the applicable provisions of the Cayman Companies Act, Merger Sub shall be merged with and into the Company (the “Merger”, and together with the Continuation and the other transactions contemplated hereby and by the Support Agreement, the “Transactions”), with the Company being the surviving company (as defined in the Cayman Companies Act) (the “Surviving Company”) and becoming a wholly owned Subsidiary of Parent;

WHEREAS, concurrently with the execution and delivery of this Agreement, certain of the Company’s shareholders (the “Significant Shareholders”) have entered into a support agreement with Parent (the “Support Agreement”) pursuant to which such shareholders have agreed, among other things, to vote in favor of and support the approval and adoption of this Agreement, the Memorandum and Articles of Association, the Statutory Plan of Merger (as defined below) and the Transactions, including the Continuation, the Re-Continuation (subject to the occurrence of a Closing Failure) and the Merger;

WHEREAS, the Company Board has unanimously (i) determined that it is fair to, and in the best interests of, the Company and its shareholders for the Company to enter into this Agreement and consummate the Transactions, including the Continuation and the Merger, (ii) approved and declared advisable this Agreement and the Support Agreement, and the execution, delivery and performance of this Agreement and the Transactions, including the Continuation and the Merger, upon the terms and subject to the conditions set forth in this Agreement, (iii) directed that the Company submit to its shareholders (x) the approval and adoption of this Agreement, the Memorandum and Articles of Association, the Statutory Plan of Merger (including the memorandum and articles of association enclosed therewith) and the Transactions, including the Continuation, the Re-Continuation (subject to the occurrence of a Closing Failure) and the Merger, (y) the approval of waiving any shareholder notice requirements under the Company’s Organizational Documents or Law applicable to calling, holding and convening the Cayman Shareholder Meeting (or any adjournment, reconvening or postponement thereof) and (z) effective upon the Continuation, the change of the Company’s name to “Neo Group Ltd.” and (iv) subject to Section 5.02(d), resolved to recommend such approvals and adoptions by the Company’s shareholders at the Luxembourg Shareholder Meeting and the Cayman Shareholder Meeting (or any adjournment, reconvening or postponement thereof);

WHEREAS, the board of directors of Parent has authorized and approved the execution, delivery and performance by Parent of this Agreement, the Support Agreement and the Transactions, including the Merger and has taken all actions necessary to cause Aristocrat Technology Gaming Systems Pty Ltd, a direct  wholly owned subsidiary of Parent (the “Merger Sub Parent”), as the sole direct shareholder of Merger Sub, to approve and adopt this Agreement, the Support Agreement, the Statutory Plan of Merger (including the memorandum and articles of association enclosed therewith) and the Transactions, including the Merger;

WHEREAS, the board of directors of Merger Sub has (i) determined that it is fair to, and in the best interests of Merger Sub and its sole shareholder for Merger Sub to enter into this Agreement and consummate the Transactions, including the Merger, (ii) approved and declared advisable this Agreement, and the execution, delivery and performance of this Agreement and the Transactions, including the Merger, upon the terms and subject to the conditions set forth in this Agreement, (iii) directed that Merger Sub submit to its sole shareholder, for adoption by written consent, the approval and adoption of this Agreement, the Statutory Plan of Merger (including the memorandum and articles of association enclosed therewith) and the Transactions, including the Merger and (iv) resolved to recommend such approval and adoption by Merger Sub Parent, in its capacity as the sole shareholder of Merger Sub;

WHEREAS, immediately following the execution and delivery of this Agreement, Parent shall cause Merger Sub Parent, in its capacity as the sole direct shareholder of Merger Sub, to, by written consent, approve and adopt this Agreement, the Statutory Plan of Merger (including the memorandum and articles of association enclosed therewith) and the Transactions, including the Merger; and

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement and to prescribe various conditions to the Transactions, including the Continuation and the Merger.

NOW, THEREFORE, in consideration of the mutual agreements, covenants and other premises set forth herein, the mutual benefits to be gained by the performance thereof, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I
THE CONTINUATION

                            Section 1.01          The Continuation. The Company shall, subject to Section 5.05(f) and in cooperation and coordination with Parent, as promptly as practicable make and procure all filings, certifications, consents, approvals, clearances and other authorizations that are required to be made with, or obtained from, any applicable Governmental Authorities, including the Luxembourg Trade and Companies Register (Registre de commerce et des sociétés) (the “Luxembourg Register”) and all publications that are required to be made with the Luxembourg Electronic Compendium of Companies and Associations (Recueil électronique des sociétés et associations) and the Registrar of Companies of the Cayman Islands (the “Cayman Registrar”) to effectuate the Continuation (it being understood that the obligations under this Section 1.01 shall not include any obligation to actually effectuate the Continuation in advance of the satisfaction or, to the extent permissible under applicable Law, waiver of the conditions set forth in Section 6.01).

              Section 1.02          Continuation Closing. Unless this Agreement shall have been terminated pursuant to Article VII and unless otherwise mutually agreed in writing by the parties hereto, the closing of the Continuation (the “Continuation Closing”) shall be conducted remotely via the electronic exchange of documents and signatures on the fifth Business Day following the satisfaction or waiver (to the extent such waiver is permitted by applicable Law) of the conditions set forth in Section 6.01. On the anticipated Continuation Closing Date, the Company shall, in cooperation and coordination with Parent, take all actions necessary or advisable to cause the Continuation Effective Time to occur as promptly as practicable in accordance with the applicable provisions of the Luxembourg Company Law and the Cayman Companies Act. The Continuation shall become effective on the date and at such time at which the Cayman Registrar has issued a certificate of continuation for the Company (such date and time the “Continuation Effective Time”). The date on which the Continuation Effective Time actually occurs shall be the “Continuation Closing Date”.

                            Section 1.03          Effects of the Continuation.

(a)          The Company. The Continuation shall have the effects set forth in this Agreement and the applicable provisions of the Cayman Companies Act. From and after the Continuation Effective Time, the Company shall be a Cayman Islands exempted company in accordance with the applicable provisions of the Cayman Companies Act with all rights, privileges, immunities, powers and franchises possessed by the Company prior to the consummation of the Continuation continuing unaffected and unchanged following the Continuation Effective Time in accordance with Cayman Islands Law.

(b)          Share Capital. From and after the Continuation Effective Time until the Effective Time, by virtue of the Continuation and without any further action on the part of Parent, Merger Sub, the Company or any holder of any security of the Company:

(i)               each issued and outstanding share of the Company without par value prior to the Continuation Effective Time (a “Share”) will become and be deemed converted automatically, on a one-for-one basis, into an ordinary share without par value of the Company following the Continuation Effective Time (a “Continuation Share”), and (i) each certificate previously representing any such Shares (a “Certificate”) shall thereafter represent, without the requirement of any exchange thereof, that number of Continuation Shares into which such Shares represented by such Certificate have become and been deemed converted pursuant to this Section 1.03(b)(i), and (ii) each book-entry account formerly representing any uncertificated Shares shall thereafter represent, without any further action, that number of Continuation Shares into which such Shares have become and been deemed converted pursuant to this Section 1.03(b)(i), and thereafter, the holders thereof shall cease to have any rights with respect to such Shares;

(ii)              each issued and outstanding Company Option prior to the Continuation Effective Time will become and be deemed converted automatically, on a one-for-one basis, and in accordance with the terms of the Company Equity Plans and/or option agreement by which it is evidenced, into an option to acquire Continuation Shares, subject to the same terms and conditions as were applicable under such Company Option immediately prior to the Continuation Effective Time (including the per-share exercise price, vesting schedule and any vesting acceleration) (each, a “Continuation Option”); and

(iii)               each issued and outstanding Company RSU prior to the Continuation Effective Time will become and be deemed converted automatically, on a one-for-one basis, and in accordance with the terms of the Company Equity Plans and/or restricted share unit agreement by which it is evidenced, into a restricted share unit with respect to Continuation Shares (or cash, if so provided under the terms of such Company RSU), subject to the same terms and conditions as were applicable under such Company RSU immediately prior to the Continuation Effective Time (including the vesting schedule and any vesting acceleration) (each, a “Continuation RSU”).

(c)          Transfers. From and after the Continuation Effective Time, there shall be no transfers on the register of members of the Company of any Shares that were outstanding immediately prior to the Continuation Effective Time or any Continuation Shares.

                            Section 1.04          Memorandum and Articles of Association. At the Continuation Effective Time, the memorandum and articles of association of the Company shall be in substantially the form attached hereto as Exhibit 1 (the “Memorandum and Articles of Association”), as adopted pursuant to the Luxembourg Shareholder Approval contingent upon the Continuation, until thereafter changed or amended in accordance with this Agreement or as provided therein or pursuant to applicable Law.

                            Section 1.05          Board of Directors and Officers of the Company following the Continuation. The directors and officers of the Company in office as of immediately prior to the Continuation Effective Time shall remain the directors and officers of the Company from and after the Continuation Effective Time, until the earlier of their death, resignation, removal or until their respective successors are duly elected and qualified, as the case may be.

                            Section 1.06          Necessary Further Actions; Re-Continuation.

(a)          The Company Board (or, if appropriate, any duly-authorized committee thereof administering the Company Equity Plans) shall, prior to the Continuation Effective Time, take all actions necessary to effectuate the provisions of Section 1.03(b)(ii) and Section 1.03(b)(iii) (including the giving of any notices and obtaining any required consents), such that, following the Continuation Effective Time, (x) there shall be no outstanding Company Equity Awards (whether vested or unvested) (and the only outstanding equity awards with respect to the Company shall be Continuation Options and Continuation RSUs) and (y) no participant in any Company Equity Plans will have any right thereunder to acquire any Continuation Shares. Subject to Section 1.06(b), if, at any time before or after the Continuation Effective Time, any further action is necessary or advisable to carry out the purposes of the Continuation and the other Transactions, and to vest in the Company after the Continuation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company prior to the Continuation, then the Company will, in good faith consultation and cooperation with Parent, use reasonable best efforts to take all such lawful, necessary and advisable action.

(b)          Unless otherwise agreed between the parties in writing, in the event that, within three (3) Business Days following the Continuation Effective Time, the Statutory Plan of Merger has not been submitted to the Cayman Registrar in accordance with Section 2.02(b)(iii) due to the failure of any condition set forth in Section 6.02, Section 6.03 and/or Section 6.04 to be satisfied or waived (to the extent such waiver is permitted by applicable Law)  (a “Closing Failure”), then (i) the Company, shall effectuate the transfer of the Company’s statutory seat, registered office and seat of central administration from the Cayman Islands to Luxembourg in accordance with the Cayman Companies Act and Luxembourg Company Law (the “Re-Continuation”), (ii) in good faith consultation with Parent, the Company shall take all actions necessary to unwind the effects of the Continuation pursuant to this Agreement, including making and procuring all required filings, certifications, consents, approvals, clearances and other authorizations that are required to be made with, or obtained from, any applicable Governmental Authority, including the Luxembourg Register, all publications that are required to be made with the Luxembourg Electronic Compendium of Companies and Associations (Recueil électronique des sociétés et associations) and the Cayman Registrar and (iii), until the earlier of the Effective Time and the termination of this Agreement in accordance with Article VII, all terms and conditions set forth in this Agreement shall remain in full force and effect following the Re-Continuation as if the completion of the Continuation prior to such Closing Failure had never occurred (and the conditions set forth in Section 6.01 had never been satisfied or waived), with the respective obligations of the parties continuing to apply, including, for the avoidance of doubt, the obligations of the Company, on and subject to the terms and conditions of Article V, to convene and hold a new Luxembourg Shareholder Meeting and/or Cayman Shareholder Meeting to obtain a new Luxembourg Shareholder Approval and/or Cayman Shareholder Approval (if required or advisable under the Cayman Companies Act or Luxembourg Company Law) and the obligation to proceed with, on and subject to terms and conditions of this Article I and Article II, the Transactions, including the Continuation and the Merger.

ARTICLE II
THE MERGER; PAYMENT OF CONSIDERATION

                            Section 2.01          The Merger. Upon the terms and subject to the conditions set forth in this Agreement and the Statutory Plan of Merger, (a) on the Closing Date and as promptly as practicable following the completion of the Continuation, each of the Company and Merger Sub will, and Parent shall cause Merger Sub Parent to, as applicable, execute and deliver the Statutory Plan of Merger and the other documentation required pursuant to Section 233 of the Cayman Companies Act and file the same with the Cayman Registrar in accordance with the Cayman Companies Act to consummate the Merger and (b) at the Effective Time, Merger Sub will be merged with and into the Company and in accordance with Part XVI of the Cayman Companies Act, with the separate corporate existence of Merger Sub thereupon ceasing and the Company being the Surviving Company in the Merger and a wholly owned Subsidiary of Parent. At and after the Effective Time, the Surviving Company shall thereupon and thereafter possess all rights, privileges, immunities, powers and franchises of the Company and Merger Sub continuing unaffected by the Merger in accordance with the Cayman Companies Act.

                            Section 2.02          Closing.

(a)          Closing Date. Unless this Agreement shall have been terminated pursuant to Article VII and unless otherwise mutually agreed in writing by the parties hereto, the closing of the Merger (the “Closing”) shall be conducted remotely via the electronic exchange of documents and signatures as promptly as practicable following the Continuation Effective Time and the satisfaction or waiver (to the extent such waiver is permitted by applicable Law) at such time of the conditions set forth in Section 6.02, Section 6.03 and Section 6.04 (and in any event within two (2) Business Days following the fulfillment of said conditions). The date on which the Closing actually occurs shall be the “Closing Date”.

(b)          Unless otherwise mutually agreed in writing by the parties hereto, as promptly as practicable following the Continuation Effective Time:

(i)          the Company shall disseminate the Cayman Convening Notice;

(ii)          the Company shall promptly following the dissemination of the Cayman Convening Notice convene and hold the Cayman Shareholder Meeting on or prior to the anticipated Closing Date for the purpose of obtaining the Cayman Shareholder Approval; and

(iii)         immediately following the receipt of Cayman Shareholder Approval and the satisfaction or, to the extent permissible under applicable Law, waiver of the other conditions in Section 6.02, Section 6.03 and Section 6.04, the Company, Parent and Merger Sub will promptly cause a merger application with respect to the Merger to be filed with the Cayman Registrar in accordance with Part XVI of the Cayman Companies Act and to be accompanied by the documents required by Section 233 of the Cayman Companies Act, including the Statutory Plan of Merger.

                            Section 2.03          Effective Time. The Merger shall become effective at the time of the registration of the Statutory Plan of Merger by the Cayman Registrar or at such other time as may be specified in such Statutory Plan of Merger mutually agreed in writing between Parent and the Company (such time, the “Effective Time”).

                            Section 2.04          Memorandum and Articles of Association of the Surviving Company. At the Effective Time, the memorandum and articles of association of the Surviving Company appended to the Statutory Plan of Merger, which shall read as the memorandum and articles of association of Merger Sub in effect immediately prior to the Effective Time shall be the memorandum and articles of association of the Surviving Company, except that references to the name of Merger Sub shall be replaced by the name of the Surviving Company, until thereafter changed or amended as provided therein or pursuant to applicable Law.

                            Section 2.05          Board of Directors and Officers of Surviving Company. The directors and officers of Merger Sub immediately prior to the Effective Time shall be the directors and officers of the Surviving Company until the earlier of their death, resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

                            Section 2.06          Effect of the Merger on the Share Capital. Upon the terms and subject to the conditions set forth in this Agreement:

(a)          At the Effective Time, by virtue of the Merger, and without any action on the part of any holder of any security of the Company, Parent or Merger Sub:

(i)          Merger Consideration. Each Continuation Share issued and outstanding immediately prior to the Effective Time (other than (x) Continuation Shares owned by Parent or Merger Sub or any of their respective Subsidiaries and (y) Continuation Shares owned by the Company as treasury shares (each such Continuation Share referred to in the foregoing clauses (x) and (y), an “Excluded Share” and, collectively, the “Excluded Shares”) and (z) Dissenting Shares) shall be converted automatically into and shall thereafter represent the right to receive an amount in cash equal to $29.50, without interest thereon (the “Merger Consideration”). At the Effective Time, all of the Continuation Shares shall cease to be outstanding, shall be cancelled and shall cease to exist, and (A) each Certificate formerly representing any of the Continuation Shares (other than the Excluded Shares and Dissenting Shares) and (B) each book-entry account formerly representing any uncertificated Continuation Shares (“Uncertificated Shares”) (other than Excluded Shares and Dissenting Shares) shall thereafter represent only the right to receive the Merger Consideration, and the holders of the Continuation Shares shall cease to have any rights with respect to such Continuation Shares other than the right of the holders of the Continuation Shares (other than the Excluded Shares and the Dissenting Shares) to receive the Merger Consideration upon surrender thereof in accordance with Section 2.07.

(ii)          Cancellation of Excluded Shares. Each Excluded Share outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holder thereof, cease to be outstanding, shall be cancelled without payment of any consideration thereof and shall cease to exist.

(b)          Merger Sub. At the Effective Time, each ordinary share without par value of Merger Sub issued and outstanding immediately prior to the Effective Time shall become one ordinary share without par value of the Surviving Company.

                            Section 2.07          Exchange and Payment.

(a)          Paying Agent. At or immediately prior to the Effective Time, Parent shall cause Merger Sub to deposit with one or more paying agents selected by Parent and reasonably acceptable to the Company (collectively, the “Paying Agent”), for payment to the holders of Continuation Shares, cash in immediately available funds in an amount sufficient to pay the aggregate Merger Consideration in connection with the Merger in accordance with this Article II (such aggregate amount of cash being hereinafter referred to as the “Exchange Fund”) for the sole benefit of the holders of Continuation Shares. The Paying Agent shall invest the Exchange Fund as directed by Parent; provided, that no such investment (or losses thereon) shall affect the amount of Merger Consideration payable to the holders of Continuation Shares pursuant to Section 2.06(a)(i) or relieve Parent or the Paying Agent from making the payments required by this Agreement, including the obligation to deposit additional funds with the Paying Agent to cover any deficiency in the Exchange Fund. To the extent that there are losses with respect to such investments, or the Exchange Fund diminishes for any other reason below the level required to make prompt cash payment of such Merger Consideration as contemplated hereby, Parent shall promptly replace or restore the cash in the Exchange Fund lost through such investments or other events so as to ensure that the Exchange Fund is at all times maintained at a level sufficient to make all cash payments required pursuant to Section 2.06(a)(i). Prior to the Closing Date, Parent shall enter into an agreement with the Paying Agent, in form and substance reasonably satisfactory to the Company, to effect the applicable terms of this Agreement.

(b)          Exchange Procedures. Promptly after the Effective Time (and in any event within three (3) Business Days thereafter), Parent shall cause the Paying Agent to mail to each holder of record of a Certificate representing Continuation Shares outstanding immediately prior to the Effective Time (other than Excluded Shares and Dissenting Shares): (i) a letter of transmittal in customary form advising such holder of the effectiveness of the Merger and the conversion of its Continuation Shares into the right to receive the Merger Consideration, and specifying that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 2.07(e)) and (ii) instructions for use in effecting the surrender of such Certificates (or affidavits of loss in lieu of such Certificates as provided in Section 2.07(e)). Upon the surrender of a Certificate (or affidavit of loss in lieu thereof as provided in Section 2.07(e)) to the Paying Agent in accordance with the terms of such transmittal materials, the holder of such Certificate shall be entitled to receive in exchange therefor an amount in immediately available funds (or, if no wire transfer instructions are provided, a check, and in each case, after giving effect to any required Tax withholding as provided in Section 2.07(g)) equal to the cash amount that such holder is entitled to receive pursuant to Section 2.06(a)(i), and the Certificate so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any amount payable to holders of Certificates. In the event of a transfer of ownership of Continuation Shares represented by a Certificate that is not registered in the register of members of the Company, the Merger Consideration to be paid upon due surrender of the Certificate may be paid to such a transferee if the Certificate formerly representing such Continuation Shares is presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable share transfer Taxes have been paid or are not applicable, in each case, reasonably acceptable to the Paying Agent and Parent.

(c)          Uncertificated Shares. Promptly after the Effective Time (and in any event within three (3) Business Days thereafter), Parent shall cause the Paying Agent to (i) mail to each registered holder of Uncertificated Shares (other than in respect of Excluded Shares and Dissenting Shares) materials advising such holder of the effectiveness of the Merger and the conversion of its Continuation Shares into the right to receive the Merger Consideration and (ii) deliver the Merger Consideration that such holder is entitled to receive in respect of its Continuation Shares pursuant to Section 2.06(a)(i) (after giving effect to any Tax withholdings as provided in Section 2.07(g)), without interest thereon.

(d)          Transfers; No Further Ownership Rights. From and after the Effective Time, there shall be no transfers on the register of members of the Company or the Surviving Company of any Continuation Shares that were outstanding immediately prior to the Effective Time, other than to reflect the Surviving Company as a direct wholly owned Subsidiary of Merger Sub Parent as of the Effective Time. If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Company for any reason, they will (subject to compliance with the exchange procedures of Section 2.07(b) be cancelled and exchanged as provided in this Article II. From and after the Effective Time, (a) all Continuation Shares will no longer be outstanding and will automatically be cancelled, retired and cease to exist; and (b) each holder of a Certificate or Uncertificated Shares theretofore representing any Continuation Shares will cease to have any rights with respect thereto, except the right to receive the Merger Consideration payable therefor in accordance with Section 2.06, or in the case of Dissenting Shares, the rights set forth in Section 2.10. The Merger Consideration paid in accordance with the terms of this Article II will be deemed to have been paid in full satisfaction of all rights pertaining to such Continuation Shares.

(e)          Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed to the Paying Agent or the Surviving Company, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate the cash that would have been issuable or payable pursuant to the provisions of this Article II (after giving effect to any Tax withholdings as provided in Section 2.07(g)) had such lost, stolen or destroyed Certificate been surrendered. Parent or the Paying Agent, in its reasonable discretion and as a condition precedent to the payment of the Merger Consideration, may require the owners of such lost, stolen or destroyed Certificates to deliver a bond in such amount as the Paying Agent may direct, in accordance with the Paying Agent’s policies and practices, as indemnity against any claim that may be made against Parent, the Surviving Company or the Paying Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

(f)          Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments of the Exchange Fund) that remains unclaimed by the shareholders of the Company for twelve (12) months after the Effective Time shall be delivered, at Parent’s option, to Parent. Any holder of Continuation Shares (other than Excluded Shares and Dissenting Shares) who has not theretofore complied with this Article II shall thereafter look only to the Surviving Company for delivery of any payment of cash (after giving effect to any required Tax withholdings as provided in Section 2.07(g)) upon due surrender of its Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 2.07(e)), without any interest thereon. Notwithstanding the foregoing, none of the Surviving Company, Parent, the Paying Agent or any other Person shall be liable to any former holder of Continuation Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws. To the fullest extent permitted by Law, immediately prior to the date any Merger Consideration would otherwise escheat to or become the property of any Governmental Authority, such Merger Consideration shall become the property of the Surviving Company, free and clear of all claims or interests of any Person previously entitled thereto.

(g)          Withholding Rights.

(i)          Each of Parent, Merger Sub Parent, Merger Sub, the Surviving Company and the Paying Agent pursuant to this Agreement (without duplication) shall be entitled to deduct and withhold from amounts otherwise payable pursuant to this Agreement such amounts as it determines in good faith are required to be deducted and withheld with respect to the making of such payment under the Code, or any other applicable state, local or foreign Law. To the extent that amounts are so deducted or withheld by Parent, Merger Sub Parent, Merger Sub, the Surviving Company or the Paying Agent, as the case may be, such withheld amounts (i) shall be timely remitted by Parent, Merger Sub, the Surviving Company or the Paying Agent, as applicable, to the applicable Governmental Authority and (ii) to the extent remitted to the applicable Governmental Authority shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made by Parent, Merger Sub Parent, Merger Sub, the Surviving Company or the Paying Agent, as the case may be. Parent, Merger Sub Parent, Merger Sub, the Surviving Company or the Paying Agent, as applicable, shall provide to the relevant payee evidence regarding any such withholding to the extent (and in the time period) required under applicable Law. Notwithstanding the foregoing and anything in this Agreement to the contrary, with respect to Israeli Taxes, the portion of the Merger Consideration payable to any payment recipient included on Section 2.07(g) of the Company Disclosure Schedule and any other relevant recipient identified and mutually agreed by the parties (each such payment recipient, a “Listed Seller”), shall be retained by the Paying Agent for the benefit of each such Listed Seller for a period of up to three-hundred and sixty five (365) days following the Closing Date or an earlier date required in writing by a Listed Seller (the “Withholding Drop Date”), during which time, unless requested otherwise by the ITA, no payments shall be made by the Paying Agent to any such Listed Seller and no amounts for Israeli Taxes shall be withheld and remitted to the ITA from any payment deliverable pursuant to this Agreement to such Listed Seller, except as provided below, and during which time each Listed Seller may obtain a valid and applicable certificate or ruling issued by the ITA in form and substance reasonably satisfactory to the Paying Agent and Parent (which, for the avoidance of doubt, such certificate or ruling shall include a specific reference to the Company shares sold pursuant to this Agreement) that is sufficient to enable the Paying Agent and Parent to reasonably conclude that no withholding, or reduced withholding, of Israeli Tax is required with respect to a payment to such Listed Seller (such certificate, a “Valid Tax Certificate”). If a Listed Seller delivers, no later than three (3) Business Days prior to the applicable Withholding Drop Date a Valid Tax Certificate to the Paying Agent, then the deduction and withholding of any Israeli Taxes shall be made only in accordance with the provisions of such Valid Tax Certificate and the balance of the payment that is not withheld shall be paid to such Listed Seller. If a Listed Seller (i) does not provide the Paying Agent with a Valid Tax Certificate by no later than three (3) Business Days before the applicable Withholding Drop Date, or (ii) submits a written request to the Paying Agent to release his portion of the Merger Consideration prior to the applicable Withholding Drop Date and fails to submit a Valid Tax Certificate no later than three (3) Business Days before such time, then the amount to be withheld from such Listed Seller’s portion of any such payment shall be calculated according to the applicable withholding rate under applicable Israeli Law (which absent a change in Law, shall not exceed 25% from amounts otherwise payable in connection with the Transactions), which amount shall be calculated based on the U.S. dollar-NIS exchange rate known on the date the payment is actually made to such Listed Seller, and the Paying Agent shall pay to such Listed Seller the balance of the payment due that is not so withheld. For the avoidance of doubt,  unless otherwise required by applicable Law, no withholding of Israeli Taxes shall apply with respect to any payment recipient other than a Listed Seller and holders of Company 102 Shares, Company 102 Options or Company 102 RSU and holders of Company Equity Award granted to Israeli residents under Section 3(i) of the ITO.

(ii)          Notwithstanding the provisions of Section 2.07(g)(i), any payments made to holders of Company 102 Shares or Company 102 Options through the 102 Trustee will be subject to deduction or withholding of Tax under the ITO on the fifteenth (15th) day of the calendar month following the month during which the Closing occurs, unless the Options Tax Ruling (or the Interim Options Tax Ruling) has been obtained prior to the fifteenth (15th) day of the calendar month following the month during which the Closing occurs, in which case the deduction and withholding of any Taxes in Israel shall be made only in accordance with the provisions of such Options Tax Ruling (or the Interim Options Tax Ruling).

                            Section 2.08          Continuation Equity Awards. Unless otherwise agreed to by the parties hereto, or Parent and the holder of such Continuation Equity Award, and without any action on the part of any holder of any security of the Company, Parent or Merger Sub, at the Effective Time and upon the terms and subject to the conditions set forth in this Agreement:

(a)          Continuation Options.

(i)          Vested Continuation Options. Each Vested Continuation Option that is unexpired, unexercised and outstanding immediately prior to the Effective Time shall be terminated and cancelled at the Effective Time such that the holder thereof shall have no further rights with respect to such Vested Continuation Option except for the rights to the cash amounts described in this Section 2.08(a)(i), and such Vested Continuation Option shall not be assumed by Parent. Upon cancellation thereof, each Vested Continuation Option shall be converted into and represent the right to receive, without interest, with respect to each Continuation Share underlying such Vested Continuation Option, an amount in cash equal to the excess, if any, of the Merger Consideration over the applicable per-share exercise price of such Vested Continuation Option, payable in accordance with Section 2.09. The amount of cash each such holder is entitled to receive for such Vested Continuation Option shall be rounded down to the nearest cent and will be reduced by any applicable payroll, income or other withholding Taxes. Any Vested Continuation Option outstanding immediately prior to the Effective Time that has a per-share exercise price equal to or exceeding the Merger Consideration shall be cancelled and extinguished without any conversion thereof or payment of any cash or other property, consideration or further rights therefor.

(ii)          Unvested Employee Continuation Options. Each Unvested Employee Continuation Option that is unexpired, unexercised and outstanding immediately prior to the Effective Time, shall, on the terms and subject to the conditions set forth in this Agreement, be converted into and become an option with respect to Parent Common Shares, and Parent shall assume each such Unvested Employee Continuation Option, in accordance with the terms of the Company Equity Plans and/or option agreement by which it is evidenced (including the vesting schedule and any vesting acceleration for each such Unvested Employee Continuation Option, to the extent applicable and, in the case of any Unvested Employee Continuation Options that are Unvested 102 Trustee Continuation Awards, the specific Tax route under which the Company Option converted into the Continuation Option was granted), except that from and after the Effective Time: (A) each Unvested Employee Continuation Option assumed by Parent shall be assumed under an equity compensation plan of Parent which was filed for approval under the trustee capital gains route of Section 102 of the ITO, (B) each Unvested Employee Continuation Option assumed by Parent pursuant to the terms herein shall not include an “early exercise” provision, regardless of whether the original Unvested Employee Continuation Option included an “early exercise” provision, (C) each Unvested Employee Continuation Option assumed by Parent may be exercised solely for Parent Common Shares, (D) the number of Parent Common Shares subject to each Unvested Employee Continuation Option assumed by Parent shall be equal to the number of Continuation Shares subject to such Unvested Employee Continuation Option immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole share and (E) the per-share exercise price of each such Unvested Employee Continuation Option assumed by Parent shall be adjusted by dividing the per-share exercise price of such Unvested Employee Continuation Option immediately prior to the Effective Time by the Exchange Ratio and rounding up to the nearest cent; provided, that with respect to any Unvested Employee Continuation Option outstanding immediately prior to the Effective Time that has a per-share exercise price equal to or exceeding the per-share Merger Consideration, such Unvested Employee Continuation Option shall not be assumed by Parent and shall automatically terminate as of the Effective Time such that the holder thereof shall have no further rights with respect to the Unvested Employee Continuation Option. To the extent that any Unvested Employee Continuation Option is an Unvested 102 Trustee Continuation Award, Parent shall take any reasonable action and file the required documents under Section 102, including filings with the ITA, so as to enable the continuation of the same Tax treatment. In addition, it is intended that each such Unvested Employee Continuation Option shall be adjusted as required by Section 409A of the Code and the Treasury Regulations thereunder, so as not to constitute a modification, extension or renewal of the option, within the meaning of the Treasury Regulations under Section 409A of the Code, or otherwise result in adverse Tax treatment or penalties under Section 409A of the Code, and clauses (D) and (E) of the first sentence of this Section 2.08(a)(ii) shall be modified to the extent necessary to ensure such compliance.

(iii)          Unvested Contractor Continuation Options. Each Unvested Contractor Continuation Option that is unexpired, unexercised and outstanding immediately prior to the Effective Time shall, on the terms and subject to the conditions set forth in this Agreement, be terminated and cancelled at the Effective Time such that the holder thereof shall have no further rights with respect to such Unvested Contractor Continuation Option except for the rights to the cash amounts described in this Section 2.08(a)(iii), and such Unvested Contractor Continuation Option shall not be assumed by Parent. Upon cancellation thereof, each Unvested Contractor Continuation Option shall be converted into and represent the right to receive, without interest, with respect to each Continuation Share underlying such Unvested Continuation Option, an amount in cash equal to the excess, if any, of the per share Merger Consideration over the applicable per-share exercise price of such Unvested Contractor Continuation Option (the “Cash Replacement Option Amounts”), payable in accordance with this Section 2.08(a)(iii). The Cash Replacement Option Amounts shall, subject to the holder’s continued service with Parent and its Subsidiaries (including the Surviving Company and its Subsidiaries) through the applicable vesting dates, vest and be payable at the same time as the Unvested Contractor Continuation Options for which such Cash Replacement Option Amounts were exchanged would have vested pursuant to the terms of the applicable Company Equity Plan and/or option agreement by which it is evidenced (including any vesting acceleration); provided, that with respect to any Unvested Contractor Continuation Option outstanding immediately prior to the Effective Time with a per-share exercise price that is equal to or exceeding the per-share Merger Consideration shall automatically terminate as of the Effective Time such that the holder thereof shall have no further rights with respect to the Unvested Contractor Continuation Option.

(b)          Continuation RSUs.

(i)          Vested Continuation RSUs. Each Vested Continuation RSU that is outstanding immediately prior to the Effective Time shall be terminated and cancelled at the Effective Time such that the holder thereof shall have no further rights with respect to such Vested Continuation RSU except for the rights to the cash amounts described in this Section 2.08(b)(i), and such Vested Continuation RSU shall not be assumed by Parent. Upon cancellation thereof, each Vested Continuation RSU shall be converted into and represent the right to receive, without interest, with respect to each Continuation Share underlying such Vested Continuation RSU, an amount in cash equal to the Merger Consideration, in accordance with Section 2.09. The amount of cash each such holder is entitled to receive for such Vested Continuation RSU shall be rounded down to the nearest cent and will be reduced by any applicable payroll, income or other withholding Taxes.

(ii)          Unvested Employee Continuation RSUs. Each Unvested Employee Continuation RSU that is outstanding and unvested immediately prior to the Effective Time shall, on the terms and subject to the conditions set forth in this Agreement, be converted into and become a restricted stock unit with respect to Parent Common Shares, and Parent shall assume each such Continuation RSU, in accordance with the terms of the Company Equity Plans and/or restricted stock unit agreement by which it is evidenced (including the vesting schedule and any vesting acceleration for each such Continuation RSU, to the extent applicable and in the case of any Unvested Employee Continuation RSUs that are Unvested 102 Trustee Continuation Awards the specific Tax route under which the Company RSU converted into the Continuation RSU was granted), except that from and after the Effective Time: (A) each Unvested Employee Continuation RSU assumed by Parent shall be assumed under an equity compensation plan of Parent which was filed for approval under the trustee capital gains route of Section 102, (B) each Continuation RSU assumed by Parent pursuant to the terms herein may be settled solely in Parent Common Shares (or cash, if so provided under the terms of such Unvested Employee Continuation RSU and such RSU is not subject to Tax under the trustee capital gains route of Section 102), and (C) the number of Parent Common Shares subject to each Continuation RSU assumed by Parent shall be equal to the number of Shares subject to such Continuation RSU immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole share. To the extent that any Unvested Employee Continuation RSU is an Unvested 102 Trustee Continuation Award, Parent shall take reasonable action and file all required documents under Section 102, including filings with the ITA, so as to enable the continuation of the same Tax treatment.

(iii)          Unvested Contractor Continuation RSUs. Each Unvested Contractor Continuation RSU that is outstanding and unvested immediately prior to the Effective Time shall, on the terms and subject to the conditions set forth in this Agreement, be terminated and cancelled at the Effective Time such that the holder thereof shall have no further rights with respect to such Unvested Contractor Continuation RSU except for the rights to the cash amounts described in this Section 2.08(b)(iii), and such Unvested Contractor Continuation RSU shall not be assumed by Parent. Upon cancellation thereof, each Unvested Contractor Continuation RSU shall be converted into and represent the right to receive, without interest, with respect to each Continuation Share underlying such Unvested Contractor Continuation RSU, an amount in cash equal to the per-share Merger Consideration (the “Cash Replacement Amounts”), payable in accordance with this Section 2.08(a)(iii). The Cash Replacement RSU Amounts shall, subject to the holder’s continued service with Parent and its Subsidiaries  (including the Surviving Company and its Subsidiaries) through the applicable vesting dates, vest and be payable at the same time as the Unvested Contractor Continuation RSU for which such Cash Replacement Company RSU Amounts were exchanged would have vested pursuant to the terms of the applicable Company Equity Plan and/or award agreement by which it is evidenced (including any vesting acceleration); provided, that with respect to any Unvested Contractor Continuation RSU that constitutes nonqualified deferred compensation subject to Section 409A of the Code, the amounts will be paid no earlier than the earliest time permitted under the applicable Company Plan or award agreement that will not trigger a Tax or penalty under Section 409A of the Code.

(c)          Board Actions. The Company Board (or, if appropriate, any duly-authorized committee thereof administering the Company Equity Plans) shall, as promptly as practicable (but no less than five (5) Business Days prior to the Effective Time), take all actions necessary to effectuate the provisions of this Section 2.08, Section 1.03 and Section 1.06 (including the giving of any notices and obtaining any required consents) and to terminate the Company Equity Plans effective as of the Effective Time; such that, following the Effective Time, (i) there shall be no outstanding Company Equity Awards or Continuation Equity Awards (whether vested or unvested) and (ii) no participant in any Company Equity Plans will have any right thereunder to acquire any equity securities of the Company, the Surviving Company or any of their respective Subsidiaries. For the avoidance of doubt, no Company Equity Award (or portion thereof) or Continuation Equity Award (or portion thereof) will be, and the Company (including the Company Board or any duly authorized committee thereof administering the Company Equity Plans) shall not permit any Company Equity Award (or portion thereof) or Continuation Equity Award (or portion thereof) to be, accelerated in connection with the consummation of the Transactions, except for any Company Equity Award or Continuation Equity Award that, by its express contractual terms (including the applicable terms of any Company Equity Plan and any award agreement thereunder) as in effect on the date hereof, will automatically (without any action on the part of the Company (including the Company Board or any duly authorized committee thereof administering the Company Equity Plans)) accelerate in connection with the Transactions.

                            Section 2.09          Payments with Respect to Company Equity Awards.

(a)          Vested Non-102 Trustee Continuation Equity Awards. As promptly as practicable following the Effective Time (but in any event, no later than the second payroll date after the Effective Time), the Surviving Company shall pay, or procure that an Affiliate thereof shall pay, through its payroll systems the amounts due pursuant to Section 2.08 to the holders of Vested Non-102 Trustee Continuation Equity Awards, less any applicable payroll, income or other withholding Taxes; provided, that with respect to any Vested Continuation RSU that constitutes nonqualified deferred compensation subject to Section 409A of the Code, the amounts will be paid no earlier than the earliest time permitted under the applicable Company Plan or award agreement that will not trigger a Tax or penalty under Section 409A of the Code.

(b)          Vested 102 Trustee Continuation Equity Awards. As promptly as practicable following the Effective Time, the amounts due pursuant to Section 2.08 to the holders of Vested 102 Trustee Continuation Equity Awards shall be transferred to the 102 Trustee, which amounts shall be held and released in accordance with applicable Law and the Options Tax Ruling or the Interim Options Tax Ruling, as applicable. For the avoidance of doubt, the 102 Trustee shall be required to withhold any amounts required in accordance with applicable Law (including the provisions of Section 102, including the completion of any required 102 Trust Period). If the Options Tax Ruling or the Interim Options Tax Ruling are not obtained prior to the Closing, any payments made to holders of Vested 102 Trustee Continuation Equity Awards will be subject to deduction or withholding of Tax under the ITO on the fifteenth (15th) day of the calendar month following the month during which the Closing occurs, unless the Options Tax Ruling (or Interim Options Tax Ruling) is obtained prior to the fifteenth (15th) day of the calendar month following the month during which the Closing occurs.

                            Section 2.10          Appraisal Rights.

(a)          Notwithstanding any provision of this Agreement to the contrary, Continuation Shares that are outstanding immediately prior to the Effective Time and which are held by shareholders who have validly indicated by way of written objection (pursuant to Section 238(2) of the Cayman Companies Act) the desire to dissent with respect to such Continuation Shares (collectively, the “Dissenting Shares”) shall not be converted into or represent the right to receive the Merger Consideration attributable to such Dissenting Shares. Such shareholders shall be entitled to receive payment of the fair value of such Dissenting Shares held by them in accordance with the Cayman Companies Act, unless and until such shareholders fail to elect to dissent by way of a written notice (pursuant to Section 238(5) of the Cayman Companies Act) or effectively withdraw or otherwise lose their appraisal rights under the Cayman Companies Act. All Dissenting Shares held by shareholders who shall have failed to elect to dissent by way of a written notice (pursuant to Section 238(5) of the Cayman Companies Act) or who effectively shall have withdrawn or lost their right to appraisal of such Continuation Shares under the Cayman Companies Act shall thereupon be deemed to be converted into and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration attributable to such Dissenting Shares upon their surrender and otherwise subject to the terms of this Article II applicable to Continuation Shares. The Dissenting Shares held by holders who have not validly or effectively withdrawn or lost their rights to dissent pursuant to Section 238 of the Cayman Companies Act will be cancelled and cease to exist in exchange for the right to receive fair value of such Dissenting Shares in accordance with the Cayman Companies Act.

(b)          The Company shall give Parent prompt written notice of any demands by holders of Dissenting Shares received by the Company, withdrawals of such demands and any other instruments served on the Company and any material correspondence received by the Company in connection with such demands or in connection with Section 238 of the Cayman Companies Act, and Parent shall have the right to direct all negotiations and proceedings with respect to such demands (including settlement offers). In the event that any written objections are served by shareholders of Dissenting Shares to the Company pursuant to Section 238(2) of the Cayman Companies Act, the Company shall serve written notice of the authorization of the Merger (in form and substance reasonably acceptable to Parent) to such holders pursuant to Section 238(4) of the Cayman Companies Act within twenty (20) days following the Cayman Shareholder Approval. Within twenty (20) days of receiving the Company’s notice issued pursuant to Section 238(4) of the Cayman Companies Act, any shareholder wishing to dissent must give written notice of its decision to dissent to the Company, at which time, it shall cease to have any rights of a member except the right to be paid fair value for its shares and the rights referred to in Sections 238(12) and 238(16) of the Cayman Companies Act. Except with the prior written consent of Parent, the Company shall not make any payment with respect to, or offer to settle or settle, any such demands, or agree to do any of the foregoing.

                            Section 2.11          No Dividends or Distributions. No dividends or other distributions with respect to the issued and outstanding share capital of the Surviving Company with a record date on or after the Effective Time will be paid to the holder of any unsurrendered Certificates or Uncertificated Shares.

                            Section 2.12          Adjustments to Prevent Dilution. Without limiting the Company’s obligations under Section 5.01, in the event that the Company changes the number of Shares, Continuation Shares or securities convertible or exchangeable into or exercisable for any such Shares, Continuation Shares or other security, in each case issued and outstanding prior to the Effective Time as a result of a distribution, reclassification, share split (including reverse share split), share dividend or distribution, recapitalization, subdivision or other similar transaction, the Merger Consideration shall be equitably adjusted to provide the holders of Shares, Continuation Shares and Company Equity Awards, as applicable, the same economic effect as contemplated by this Agreement prior to such event.

                            Section 2.13          Necessary Further Actions. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Company with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Merger Sub, then the directors and officers of the Company and Merger Sub as of immediately prior to the Effective Time will use reasonable best efforts to take all such lawful, necessary and advisable action.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as (A) set forth in the disclosure schedule delivered by the Company to Parent at the time of entering into this Agreement (the “Company Disclosure Schedule”) (it being understood that any disclosure set forth on one section or subsection of the Company Disclosure Schedule shall be deemed to be disclosed and qualify the section or subsection of this Agreement to which it corresponds in number and each other section or subsection of this Agreement to the extent that it is reasonably apparent on the face thereof that such disclosure is relevant to such other section or subsection) or (B) disclosed in any Company SEC Document filed with, or furnished to, the U.S. Securities and Exchange Commission (the “SEC”) by the Company and publicly available on or after January 1, 2021 and before the date of this Agreement, other than disclosure contained in the “Risk Factors” or “Forward-Looking Statements” sections in such Company SEC Documents, in each case, to the extent that such statements are predictive, cautionary, protective or forward-looking in nature (it being acknowledged that nothing disclosed in the Company SEC Documents will be deemed to modify or qualify the representations and warranties set forth in Section 3.02(a), Section 3.02(b), Section 3.02(d), Section 3.06(a), Section 3.14, Section 3.20 and Section 3.21), the Company hereby represents and warrants to Parent and Merger Sub as follows:

                            Section 3.01          Organization; Standing. The Company is a public limited liability company (société anonyme) governed by the laws of Luxembourg and, from and after the Continuation Effective Time, the Company will be a Cayman Islands exempted company existing under the laws of the Cayman Islands. Each of the Company’s Subsidiaries is duly organized, validly existing and in good standing (where such concept is recognized under applicable Law) under the Laws of the jurisdiction of its organization, except where the failure to be so organized, existing and in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Each of the Company and its Subsidiaries has all requisite power and authority to own, lease and operate its properties and assets and to carry on its business as it is presently conducted, except where the failure to have such power or authority has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Each of the Company and its Subsidiaries is duly licensed or qualified to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Company has made available to Parent true, complete and correct copies of the respective extract from the Luxembourg Register, certificate of incorporation, memorandum of association, articles of association, charter, operating agreement, partnership agreement, certificate of formation and bylaws (or other comparable organizational document, instrument or certificate) (each, an “Organizational Document”) of the Company and each “significant subsidiary” (as defined in Rule 1-02(w) of Regulation S-X promulgated by the SEC) of the Company, each as amended to and as in effect on the date of this Agreement and, after the Continuation Effective Time, the Company will have made available to Parent true, complete and correct copies of the search result from the Cayman Register of Companies with respect to the Company, the certificate of continuation of the Company, and the Memorandum and Articles of Association (or comparable organizational documents) of the Company. The Company is not in violation in any material respect of any of the provisions of its Organizational Documents and none of the Company’s Subsidiaries is in violation of any provisions of their Organizational Documents, as applicable, except for any violations that has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

                            Section 3.02          Capitalization.

(a)          As of the date of this Agreement, the authorized share capital of the Company is set at $174,388.19 represented by a number of shares freely determined by the Company Board, each without par value. As of the Continuation Effective Time, the authorized share capital of the Company will be set at $174,388.19 represented by a number of ordinary shares, each without par value, that is no less than the number of Shares issued and outstanding as of immediately prior to the Continuation Effective Time.  At the close of business on May 12, 2023 (the “Capitalization Date”), (i) 33,561,064 Shares were issued and outstanding, (ii) the authorized share capital of the Company was set at $174,388.19 represented by a number of shares freely determined by the Company Board, each without par value, (iii) no Shares were held by the Company and its Subsidiaries as treasury shares, (iv) 841,817 unissued Shares were subject to outstanding and unexercised Company Options (with a weighted average exercise price of $3.08 per Share) and (v) 353,639 unissued Shares were subject to outstanding Company RSUs. All outstanding Shares have been, and as of the Continuation Effective Time, all outstanding Continuation Shares will be, duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights.

(b)          Since the Capitalization Date, other than (i) as would be expressly contemplated by the Continuation or expressly permitted by this Agreement following the date hereof or (ii) in connection with the vesting, settlement or exercise of Company Equity Awards in accordance with their terms as in effect on the Capitalization Date, neither the Company nor any of its Subsidiaries has (1) issued any Company Securities or incurred any obligation to make any payments based on the price or value of any Company Securities or dividends paid thereon that were not outstanding as of the Capitalization Date or (2) established a record date for, declared, set aside for payment or paid any dividend on, or made any other distribution in respect of, any shares of the Company’s capital stock.

(c)          Section 3.02(c) of the Company Disclosure Schedule sets forth, as of the date hereof, a true, correct and complete list of (i) all Company Optionholders and Company RSU Holders and each Company Equity Award, whether or not granted under the Company Equity Plans, including, with respect to each such Company Equity Award, the number of Shares subject thereto, the date of grant, the vesting commencement date, the vesting schedule (including any performance conditions), the exercise price per share (if applicable), the intended Tax status of each such Company Equity Award under any applicable Tax law providing favorable Tax treatment, the expiration date (if applicable), the Company Equity Plan from which such Company Equity Award was granted (if any) and the country of residence (both on the date hereof and the applicable grant date) of each such Company Optionholder and Company RSU Holder.

(d)          Except as expressly contemplated by the Continuation and expressly described in Section 3.02(a), there are (i) no outstanding shares of capital stock or share capital of, or other equity or voting interests in, the Company, (ii) no outstanding securities of the Company convertible into or exchangeable for shares of capital stock of, or other equity or voting interests in, the Company, (iii) no outstanding options, warrants, rights or other commitments or agreements to acquire from the Company, or that obligate the Company to issue, any capital stock or share capital of, or other equity or voting interests in, or any securities convertible into or exchangeable for shares of capital stock or share capital of, or other equity or voting interests in, the Company, (iv) no obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any capital stock or share capital of, or other equity or voting interests in, the Company (the items in clauses (i), (ii), (iii) and (iv) being referred to collectively as “Company Securities”) and (v) no other obligations by the Company or any of its Subsidiaries to make any payments based on the price or value of any Company Securities or dividends paid thereon. Other than the Company Equity Awards, there are no outstanding agreements of any kind that obligate the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities (or obligate the Company to grant, extend or enter into any such agreements relating to any Company Securities) or that grant any preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal or similar rights with respect to any Company Securities. Other than the Support Agreement, none of the Company, its Subsidiaries or the Significant Shareholders are party to any shareholders’ agreement, voting trust agreement, registration rights agreement or other similar agreement or understanding relating to any Company Securities or any other agreement relating to the disposition, voting or dividends with respect to any Company Securities.

(e)          The Shares constitute the only outstanding securities of the Company or its Subsidiaries registered under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (collectively, the “Exchange Act”).

(f)          No bonds, debentures, notes or other Indebtedness having the right to vote (or which are exercisable or exchangeable for or convertible or redeemable into securities having the right to vote) on any matters on which shareholders of the Company or any of its Subsidiaries may vote are issued and outstanding.

(g)          Section 3.02(g) of the Company Disclosure Schedule sets forth, as of the date of this Agreement, the name and jurisdiction of organization of each Subsidiary of the Company. All of the outstanding shares of capital stock or share capital of, or other equity or voting interests in, each Subsidiary and each Minority Investment (defined below) of the Company are owned, directly or indirectly, beneficially and of record, by the Company free and clear of all Liens and material transfer restrictions, except for transfer restrictions under applicable securities Laws or under the Organizational Documents of the applicable Subsidiary or Minority Investment and Liens granted in connection with the Repaid Indebtedness. No Subsidiary of the Company owns any Shares or, from the Continuation Effective Time, will own any Continuation Shares. Each outstanding share of capital stock or share capital of each Subsidiary and Minority Investment of the Company is duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights, and there are no subscriptions, options, warrants, rights, calls, contracts or other commitments, understandings, restrictions or arrangements relating to the issuance, acquisition, redemption, repurchase or sale of any shares of capital stock or share capital or other equity or voting interests of any Subsidiary of the Company, including any right of conversion or exchange under any outstanding security, instrument or agreement, any agreements granting any preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal or similar rights with respect to any securities of any Subsidiary of the Company. None of the Subsidiaries of the Company has any outstanding equity compensation plans relating to the capital stock or share capital of, or other equity or voting interests in, any Subsidiary of the Company. Neither the Company nor any of its Subsidiaries has any obligation to make any payments based on the price or value of any securities of any Subsidiary or Minority Investment of the Company or dividends paid thereon. Except as set forth in Section 3.02(g) of the Company Disclosure Schedule and other than capital stock, share capital or other equity ownership interests of the Subsidiaries of the Company, the Company does not beneficially own, directly or indirectly, any capital stock or share capital, membership interest, partnership interest, joint venture interest or other equity interest in any Person (any such equity interests in Persons set forth in Section 3.02(g) of the Company Disclosure Schedule, the “Minority Investments”).

                            Section 3.03          Authority; Non-contravention; Voting Requirements.

(a)          The Company has all necessary power and authority to execute and deliver this Agreement and, subject to obtaining the Luxembourg Shareholder Approval and the Cayman Shareholder Approval, to perform its obligations hereunder and to consummate this Agreement and the Transactions, including the Continuation and the Merger. The execution, delivery and performance by the Company of this Agreement, and the consummation by the Company of this Agreement and the Transactions, including the Continuation and the Merger, have been duly authorized and approved by the Company Board, and, except for obtaining the Luxembourg Shareholder Approval and the Cayman Shareholder Approval, no other corporate or company action, as applicable, on the part of the Company is necessary to authorize the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions, including the Continuation and the Merger. This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery hereof by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforcement may be subject to (i) applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws, now or hereafter in effect, affecting creditors’ rights and remedies generally and (ii) the remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any Proceeding therefor may be brought (collectively, the “Enforceability Exceptions”).

(b)          The Company Board has unanimously (i) determined that it is fair to, and in the best interests of the Company and its shareholders for the Company to enter into this Agreement and consummate the Transactions, including the Continuation, the Re-Continuation (subject to the occurrence of a Closing Failure) and the Merger, (ii) approved and declared advisable this Agreement and the Support Agreement, and the execution, delivery and performance of this Agreement and the Transactions, including the Continuation, Re-Continuation (subject to the occurrence of a Closing Failure) and the Merger, upon the terms and subject to the conditions set forth in this Agreement, (iii) directed that the Company submit to its shareholders (1) the approval and adoption of this Agreement, the Memorandum and Articles of Association, the Statutory Plan of Merger (including the memorandum and articles of association enclosed therewith) and the Transactions, including the Continuation, the Re-Continuation (subject to the occurrence of a Closing Failure) and the Merger, (2) the approval of waiving any notice requirements under the Company’s Organizational Documents or Law applicable to calling, holding and convening the Cayman Shareholder Meeting (or any adjournment, reconvening or postponement thereof) (3) effective upon the Continuation, the change of the Company’s name to “Neo Group Ltd.” and (4) in the case of any Closing Failure (A) the adoption of the Company Charter (in substantially the form in effect prior to the Continuation Effective Time that preceded such Closing Failure) as the Company’s articles of association in accordance with Luxembourg Company Law and effective from and after the Re-Continuation until a subsequent Continuation occurs in accordance with this Agreement and (B) the approval of the appointment of the members of the Company Board as of the Continuation Effective Time as members of the Company Board effective from and after the completion of the Re-Continuation, until a subsequent Continuation occurs in accordance with this Agreement or the earlier of their death, resignation, removal or until their respective successors are duly elected and qualified, as the case may be, and (iv) subject to Section 5.02(d), resolved to recommend such approvals and adoptions by the Company’s shareholders (such recommendation, the “Company Board Recommendation”), which resolutions have not been subsequently rescinded, modified or withdrawn.

(c)          Neither the execution and delivery of this Agreement by the Company, nor the consummation by the Company of this Agreement and the Transactions, nor performance or compliance by the Company with any of the terms or provisions hereof, will (i) conflict with or violate any provision of the Organizational Documents or (ii) assuming (A) compliance with the matters set forth Section 5.05 and assuming the accuracy of the representations and warranties made in such Section 4.03 and Section 4.04(a), (B) the Luxembourg Shareholder Approval and Cayman Shareholder Approval are obtained and (C) receipt of the Governmental Clearances, (x) violate any Law applicable to the Company or any of its Subsidiaries or any of their respective properties, assets, License or Gaming Licenses, (y) with or without any lapse of time or the giving of notice or both, violate, conflict with, constitute a default, breach, termination or modification (or right of termination or modification) under, payment of additional fees, a requirement of any consent, or the creation or acceleration of any obligations under any of the terms, conditions or provisions of any legally or contractually binding loan or credit agreement, debenture, note, bond, mortgage, indenture, deed of trust, lease, sublease, license, contract or other arrangement (each a “Contract”) to which the Company or any of its Subsidiaries is a party  or accelerate the Company’s or, if applicable, any of its Subsidiaries’, obligations under any such Contract or (z) result in the creation of any Lien on any properties, assets, Licenses or Gaming Licenses of the Company or any of its Subsidiaries, except, in the case of clause (ii), for any such violation, conflict, default, breach, termination, modification, payment, requirement, creation, acceleration or Lien that would not have or would not reasonably be expected to have, individually or in the aggregate a Material Adverse Effect.

(d)          The affirmative votes of the holders (in person or by proxy) of (i) a majority of not less than sixty six point seven percent (66.7%) of the Shares entitled to vote thereon present (in person or by proxy) or represented at the Luxembourg Shareholders Meeting or any adjournment, reconvening or postponement thereof in favor of (1) the adoption of this Agreement and the approval of the Memorandum and Articles of Association, the Continuation, the Re-Continuation (subject to the occurrence of a Closing Failure), and the Statutory Plan of Merger (including the memorandum and articles of association enclosed therewith), (2) effective upon the Continuation, the change of the Company’s name to “Neo Group Ltd.” and (3) in the case of any Closing Failure (A) the adoption of the Company Charter (in substantially the form in effect prior to the Continuation Effective Time that preceded such Closing Failure) as the Company’s articles of association in accordance with Luxembourg Company Law and effective from and after the Re-Continuation, until thereafter changed or amended in accordance with this Agreement, including the occurrence of a subsequent Continuation and (B) the approval of the appointment of the members of the Company Board as of the Continuation Effective Time as members of the Company Board effective from and after the completion of the Re-Continuation, until thereafter changed or amended in accordance with this Agreement, including the occurrence of a subsequent Continuation, and (ii) a majority of more than fifty percent (50%) of the Shares entitled to vote thereon in favor of the approval of waiving any notice requirements under the Company’s Organizational Documents or Law applicable to calling, holding and convening the Cayman Shareholder Meeting (or any adjournment, reconvening or postponement thereof); provided, that, in each case of the foregoing clauses (i) and (ii), holders of more than fifty percent (50%) of the outstanding Shares are present (in person or by proxy) or represented at the Luxembourg Shareholders Meeting (or any adjournment, reconvening or postponement thereof) (the approvals and adoptions in the foregoing clauses (i) and (ii), collectively, the “Luxembourg Shareholder Approval”), are the only votes, adoptions or approvals of the holders of any class or series of capital stock of the Company that are necessary to approve and adopt this Agreement and the Transactions, including the Continuation and the Merger (except, in the case of the consummation of the Merger, the Cayman Shareholder Approval).

(e)          The affirmative votes of the holders (in person or by proxy) of (i) a majority of not less than sixty six point seven percent (66.7%) of the Continuation Shares entitled to vote thereon present (in person or by proxy) or represented at the Cayman Shareholders Meeting or any adjournment, reconvening or postponement thereof in favor of the adoption of the Statutory Plan of Merger (including the memorandum and articles of association enclosed therewith) and the approval of the Merger (or, where a poll is taken in accordance with the Memorandum and Articles of Association, regard shall be had in computing a majority to the number of votes to which each shareholder is entitled) and (ii) a majority of more than fifty percent (50%) of the Continuation Shares entitled to vote thereon in favor of the approval of waiving any notice requirements under the Company’s Organizational Documents or Law applicable to calling, holding and convening the Cayman Shareholder Meeting (or any adjournment, reconvening or postponement thereof), provided, that, in each case of the foregoing clauses (i) and (ii), two (2) or more holders of the Continuation Shares entitled to vote are present (in person or by proxy) or represented at the Cayman Shareholders Meeting (or any adjournment, reconvening or postponement thereof) in the manner contemplated by this Agreement (the approvals and adoptions in the foregoing clauses (i) and (ii), collectively, the “Cayman Shareholder Approval”), are the only votes, adoptions or approvals of the holders of any class or series of the share capital of the Company following the Continuation Effective Time that are necessary to approve and adopt this Agreement and the Transactions, including the Continuation, the Re-Continuation (subject to the occurrence of a Closing Failure), the Merger and the Statutory Plan of Merger (including the memorandum and articles of association enclosed therewith).

                            Section 3.04          Governmental Clearances. Except for (a) approvals, filings, certifications and registrations expressly contemplated under Article I and Article II, (b) compliance with the applicable requirements of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (collectively, the “Securities Act”) and the Exchange Act, (c) compliance with the rules and regulations of The Nasdaq Global Market (the “NASDAQ”), (d) consents, approvals, filings, authorizations, declarations or registrations as are required to be made or obtained in connection with the Governmental Clearances, (e) compliance with any applicable state securities or blue sky laws and (f) consents, approvals, filings, authorizations, declarations or registrations as are required to be made or obtained under applicable Gaming Laws and, assuming the accuracy of the representations and warranties made by Parent and Merger Sub in Section 4.04(a), no consent or approval of, or waiver from or filing, license, permit or authorization, declaration or registration with, any Governmental Authority is necessary for the execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder and the consummation by the Company of this Agreement and the Transactions, other than such other consents, approvals, waivers, filings, licenses, permits or authorizations, declarations or registrations that, if not obtained, made or given, would not have or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

                            Section 3.05          Company SEC Documents; Undisclosed Liabilities.

(a)          The Company has timely filed with the SEC all material reports, schedules, forms, statements and other documents required to be filed by the Company with the SEC pursuant to the Securities Act or the Exchange Act since January 1, 2021 (together with any documents or information furnished during such period by the Company to the SEC on a voluntary basis on Form 6-K and any reports, schedules, forms, registration statements and other documents filed with the SEC subsequent to the date hereof and prior to the Closing Date, collectively, the “Company SEC Documents”). As of their respective effective dates (in the case of Company SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective SEC filing dates (in the case of all other Company SEC Documents), or, if amended, as of the date of such amendment, each Company SEC Document complied, and each Company SEC Document filed subsequent to the date hereof will comply, as to form in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, applicable to such Company SEC Documents, and none of the Company SEC Documents when filed or furnished or, if amended prior to the date of this Agreement, as of the date of such amendment, contained, or with respect to the Company SEC Documents filed subsequent to the date hereof, will contain, any untrue statement of a material fact, omitted or will omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date hereof, there are no outstanding written comments from the SEC with respect to the Company SEC Documents.

(b)          The Company has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to the Company and other material information required to be disclosed by the Company in the reports and other documents that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s principal executive officer and its principal financial officer as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). The Company maintains systems of internal control over financial reporting that are sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, including policies and procedures sufficient to provide reasonable assurance: (i) the Company maintains records that in reasonable detail accurately and fairly reflect, in all material respects, its transactions and dispositions of assets; (ii) that transactions are recorded as necessary to permit the preparation of financial statements in conformity with IFRS; (iii) that receipts and expenditures are being made only in accordance with authorizations of management and its board of directors; and (iv) regarding prevention or timely detection of unauthorized acquisition, use or disposition of its assets that could have a material effect on its financial statements. Since January 1, 2021, neither the Company, nor to the Knowledge of the Company, the Company’s independent registered public accounting firm, has identified or received any notification of (i) any “significant deficiencies” or “material weaknesses” in the design or operation of its internal controls over financial reporting, (ii) any fraud, whether or not material, that involves management or other employees or independent contractors who have a significant role in the Company’s internal control over financial reporting, or (iii) any complaints regarding a material violation of accounting procedures, internal accounting controls or auditing matters relating to periods since January 1, 2021 that would be reasonably expected to materially and adversely affect the Company’s ability to record, process, summarize and accurately report financial information.

(c)          The consolidated financial statements of the Company (including, in each case, any notes thereto) contained in the Company SEC Documents were prepared in accordance with IFRS (applied on a consistent basis) and Regulation S-X and Regulation S-K, each as promulgated by the SEC and as applicable, throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited financial statements, as permitted by Form 20-F of the SEC) and each fairly presents, in all material respects, the financial position, results of operations, changes in shareholders equity and cash flows of the Company and its Subsidiaries on a consolidated basis as at the respective dates thereof and for the respective periods indicated therein, (subject, in the case of unaudited statements, to normal and recurring year-end adjustments which have not had, and would not reasonably be expected to individually or in the aggregate be material).

(d)          Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity, on the other hand, or any “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company SEC Documents.

(e)          The Company is in compliance in all material respects with (i) the provisions of the Sarbanes-Oxley Act, as amended and the rules and regulations of the SEC promulgated thereunder that are applicable to the Company, and (ii) the rules and regulations of NASDAQ that are applicable to the Company.

(f)          None of the information supplied or to be supplied by or on behalf of the Company for inclusion in the Shareholder Circulars shall, on the date the respective Shareholder Circulars are sent or mailed to shareholders of the Company, or at the time of the Luxembourg Shareholder Meeting and the Cayman Shareholder Meeting, as the case may be, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Luxembourg Shareholder Meeting and the Cayman Shareholder Meeting, as the case may be, which has become false or misleading. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to information about Parent, Merger Sub or any Affiliates thereof that have been supplied by or on behalf of Parent for inclusion in the Shareholder Circulars.

                            Section 3.06          Absence of Certain Changes.

(a)          Since January 1, 2023, there has not been any change, effect, circumstance or development which has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect that is continuing.

(b)          Since January 1, 2023 and through the date of this Agreement, the Company and its Subsidiaries have conducted their respective businesses in the ordinary course of such businesses and there has not been any action taken by the Company or any of its Subsidiaries that, if taken by the Company or any of its Subsidiaries during the period from the date of this Agreement through the Effective Time without Parent’s consent would constitute a violation of Section 5.01 (other than Section 5.01(b)(i), Section 5.01(b)(iii) and Section 5.01(b)(vii)).

                            Section 3.07          Legal Proceedings. There are no civil, criminal, or administrative actions, suits, demands, claims, hearings, arbitrations, mediations, audits, inquires, examinations, litigations, hearings, notices of violation, investigations, proceedings, demand letters, settlements, or enforcement actions (“Proceedings”), pending or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries, or any of their respective present or former officers or directors, except for those that have not been or would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, or that, as of the date hereof, relate to the execution, delivery, performance or consummation of this Agreement, the Support Agreement or any of the Transactions, including the Continuation and the Merger. Neither the Company nor any of its Subsidiaries is a party to or subject to any Order that has been or would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, or that would prevent, materially delay or materially impair the ability of the Company to consummate the Continuation and the Merger.

                            Section 3.08          Compliance with Laws; Permits.

(a)          Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, (i) the businesses of each of the Company and its Subsidiaries since January 1, 2020 (the “Applicable Date”) have not been, and are not being, conducted in violation of any applicable Law and (ii) to the Knowledge of the Company, no investigation or review by any Governmental Authority with respect to the Company or any of its Subsidiaries is pending or, as of the date of this Agreement, threatened, nor has any Governmental Authority indicated an intention to conduct the same, nor has the Company or any of its Subsidiaries received any report, allegation, complaint, or any other information from any party related to potential non-compliance with any applicable Law by the Company or any of its Subsidiaries. The Company and its Subsidiaries possess each material permit, license, certification, approval, registration, consent, authorization, franchise, concession, variance, exemption and Order issued, granted or required by a Governmental Authority (each, a “License” and collectively, the “Licenses”) necessary to conduct their respective businesses, in all material respects, as presently conducted. Notwithstanding the foregoing, this Section 3.08 shall not apply with respect to Taxes, which shall be covered exclusively by Section 3.09 or Environmental Laws, which shall be covered exclusively by Section 3.12.

(b)          The Company, its Subsidiaries, their respective officers, directors and, to the Knowledge of the Company, their employees, independent contractors, agents, Representatives, intermediaries or other third parties acting on behalf of the Company or its Subsidiaries are in compliance in all material respects with and have, in the last five years, complied in all material respects with: (i) the U.S. Foreign Corrupt Practices Act of 1977, as amended (15 U.S.C. § 78dd-1, et seq.) (“FCPA”) to the extent applicable, (ii) all other applicable Anti-Corruption Laws and (iii) applicable Sanctions and Export Controls. The Company, its Subsidiaries and their respective officers, directors and employees have not, in the last five years, paid, offered or promised to pay, or authorized or ratified the payment, directly or to the Knowledge of the Company indirectly, of any monies or anything of value to any national, provincial, municipal or other Government Official or any political party or candidate for political office for the purpose of influencing any act or decision of such official to obtain or retain business, or to secure any other improper benefit or advantage, in each case in violation of any of the FCPA or any Anti-Corruption Laws.

(c)          The Company and its Subsidiaries have instituted and maintain policies and procedures reasonably designed to promote compliance with (i) the FCPA (to the extent applicable) and other applicable Anti-Corruption Laws, and (ii) applicable Sanctions and Export Controls.

(d)          Neither the Company nor any of its Subsidiaries nor any director or officer, nor, to the Knowledge of the Company, any employee of the Company or any of its Subsidiaries, is, or in the last five years has been, subject to any actual, pending, or, to the Knowledge of the Company, threatened Proceeding by any Government Authority, or made any voluntary disclosures to any Governmental Authority, involving the Company or any of its Subsidiaries relating to (i) the FCPA (to the extent applicable) or any other applicable Anti-Corruption Laws, or (ii) applicable Sanctions and Export Controls. To the Knowledge of the Company, there are no facts that could lead to any such investigations, allegation, enforcement, or proceeding in the future.

(e)          None of the Company, any of its Subsidiaries, nor any of their respective directors or officers, nor, to the Knowledge of the Company, any of their respective employees, independent contractors, agents, or other third-party representatives acting for or on behalf of any of the foregoing (i) is or has been a Sanctioned Person, or (ii) has, in the last five years, entered into any agreement, transaction, or dealing with, for the benefit of or related to any Sanctioned Person (or involving any property thereof) or Sanctioned Territory, in violation of Sanctions.

                            Section 3.09          Tax Matters.

(a)          The Company and each of its Subsidiaries has prepared (or caused to be prepared) and timely filed (taking into account valid extensions of time within which to file) all material Tax Returns required to be filed, and all such Tax Returns are true, correct and complete in all material respects.

(b)          All material Taxes owed by the Company and each of its Subsidiaries that are due (whether or not shown on any Tax Return) have been paid or have been adequately reserved against in accordance with IFRS or the applicable local accounting standard.

(c)          There is no claim, audit, action, suit, proceeding, examination or investigation now pending or, to the Knowledge of the Company, threatened against or with respect to the Company or any of its Subsidiaries in respect of any material amount of Tax.

(d)          The Company and each of its Subsidiaries is, and at all relevant times has been, in compliance with all terms and conditions of any material Tax ruling, Tax exemption, Tax holiday or Tax reduction agreement or order, in each case, that is not generally available to Persons without specific application therefor.

(e)          There are no Liens for Taxes on any of the assets of the Company or any of its Subsidiaries other than Permitted Liens.

(f)          None of the Company or any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution occurring during the two-year period ending on the date of this Agreement that was purported or intended to be governed by Section 355 of the Code (or any similar provision of applicable Law).

(g)          No deficiency for any material Tax has been asserted or assessed by any Governmental Authority in writing against the Company or any of its Subsidiaries, except for deficiencies that have been satisfied by payment in full, settled or withdrawn or that have been adequately reserved.

(h)          Neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of any material Taxes or agreed to any extension of time with respect to an assessment or deficiency for any material Taxes (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course).

(i)          Neither the Company nor any of its Subsidiaries has participated in any “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b) or comparable provision of any other applicable Tax Law and neither the Company nor any of its Subsidiaries has entered into or been a party to any scheme, arrangement, transaction or series of transactions that is deemed abusive under applicable Law.

(j)          The Company and each of its Subsidiaries has reported and withheld all material amounts required to have been reported or withheld in connection with amounts paid or owed to any employee, independent contractor, creditor, shareholder or any other third party. The Company and each of its Subsidiaries has paid such withheld amounts to the appropriate Governmental Authority.

(k)          Neither the Company nor any of its Subsidiaries is a party to a Tax allocation, sharing, indemnity or similar agreement (other than any customary commercial agreement entered into in the ordinary course of business, not primarily related to Taxes) that will require any payment by the Company or any of its Subsidiaries of any Tax of another Person (other than the Company or any of its Subsidiaries) after the Closing Date.

(l)          Neither the Company nor any of its Subsidiaries has ever been a member of an affiliated, combined, consolidated or unitary Tax group for purposes of filing any Tax Return or has any liability for the Taxes of any Person other than the Company and its Subsidiaries pursuant to Treasury Regulation Section 1.1502-6 (or any similar provision of applicable Law), as a transferee or successor, by Contract.

(m)          Neither the Company nor any of its Subsidiaries has agreed to, requested, or is required to include any adjustment under Section 481 of the Code (or any corresponding provision of applicable Law) by reason of a change in accounting method.

(n)          None of the Company nor any of its Subsidiaries is (i) now, or has been during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code, a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code or (ii) is subject to any special provision of Tax Law applicable to entities that own over a certain threshold of real estate.

(o)          Neither the Company nor any of its Subsidiaries has or has had a permanent establishment in any jurisdiction other than the jurisdiction in which it is organized, formed or incorporated, as applicable. No written claim has been made by a Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries has not paid Taxes or filed Tax Returns asserting that the Company or such Subsidiary is or may be subject to Tax or required to file a Tax Return in such jurisdiction.

(p)          Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, Taxable income for any Taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a Taxable period ending on or prior to the Closing Date, (ii) “closing agreement” described in Section 7121 of the Code (or any corresponding or similar provision of applicable Law) executed on or prior to the Closing Date, (iii) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of applicable Law) in connection with such intercompany transactions entered into on or prior to the Closing Date, (iv) installment sale or open transaction disposition made on or prior to the Closing Date, (v) any prepaid amount received or deferred revenue accrued on or prior to the Closing or (vi) election pursuant to Section 965 of the Code (or any corresponding or similar provision of applicable Law) made on or prior to the Closing Date.

(q)          Neither the Company nor any of its Subsidiaries has (i) elected to defer the payment of any “applicable employment taxes” pursuant to Section 2302 of the CARES Act. (ii) claimed any “employee retention credit” pursuant to Section 2301 of the CARES Act; or (iii) otherwise claimed any form or Tax benefit pursuant to any legislation related to COVID-19.

(r)          Neither the Company nor any of its Subsidiaries has a permanent establishment or is otherwise a resident for Tax purposes in any jurisdiction other than the jurisdiction of its organization, formation or incorporation, as applicable.

(s)          Notwithstanding anything in the Agreement to the contrary, this Section 3.09, Section 3.10 and Section 3.11 (to the extent related to Tax matters) contain the sole and exclusive representations and warranties of the Company and its Subsidiaries regarding Tax matters.

                            Section 3.10          Employee Benefits.

(a)          Section 3.10 of the Company Disclosure Schedule contains a true, correct and complete list, as of the date of this Agreement, of each material Company Plan, other than individual employment agreements and offer letters that are consistent in all material respects with standard form agreements or letters that have been provided to Parent (each such agreement a “Standard Individual Arrangement”). With respect to each material Company Plan other than Standard Individual Arrangements, the Company has made available to Parent true, correct and complete copies (to the extent applicable) of (i) the plan document, including any amendments thereto, other than any portion of a document that the Company or any of its Subsidiaries is prohibited from making available to Parent as the result of applicable Privacy Requirements, (ii) the most recent summary plan description and summary of material modifications, (iii) each trust, insurance, annuity contract or other funding vehicle, (iv) the most recent financial statements and actuarial or other valuation reports prepared with respect thereto, (v) the three (3) most recently filed annual reports, and (vi) the most recently received IRS determination letter or any tax determination or qualification letter applicable in any jurisdiction outside the United States.

(b)          Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, each Company Plan (and related trust or funding vehicle) has been maintained, operated and administered in compliance with its terms and applicable Law and any applicable collective bargaining agreements), and all contributions to each Company Plan have been timely paid or made in full or, to the extent not yet due, properly accrued on the Company’s most recent balance sheet in accordance with the terms of such Company Plan and all applicable Law. No Company Plan or fiduciary or administrator of any such Company Plan has taken any action, or failed to take any action, which action or failure would reasonably be expected to subject the Company or any of its Subsidiaries or any Participant to any material liability for breach of any fiduciary duty, with respect to or in connection with any such Company Plan. There are no pending or, to the Knowledge of the Company, threatened material investigations by any Governmental Authority, proceedings or claims (except for claims for benefits in the ordinary course) against or in relation to such Non-U.S. Company Plan.

(c)          Neither the Company nor any ERISA Affiliate maintains, contributes to, or sponsors (or has in the last six years maintained, contributed to, or sponsored) a multiemployer plan as defined in Section 3(37) of ERISA or a plan subject to Title IV or Section 302 of ERISA or Section 412 or 430 of the Code. Other than the Company Plans and for severance, notice pay or other statutory benefits required under applicable law, neither the Company nor any of its Subsidiaries has any material liability (actual or contingent) to pay, secure or enhance, (other than by payment of employers’ contributions to social security and other Taxes) any pension or other benefit payable on retirement, termination of employment or on death to any non-U.S. Participant. None of the employees or former employees of the Company or any of its Subsidiaries in the United Kingdom or the European Union whose employment has transferred to the Company pursuant to the EU Acquired Rights Directive 2001/23/EC and any local regulations implementing that directive has any right to benefits under or in relation to an occupational pension scheme that are not “old-age, invalidity or survivors’ benefits” (as referred to in Article 4(a) of the EU Acquired Rights Directive 2001/23/EC and any local regulations implementing that directive).

(d)          Except as required under applicable Law, or where the full cost of such benefits is borne by the current or former employee (or any of their beneficiaries), no Company Plan provides health, medical or other welfare benefits coverage following retirement or other termination of employment other than under an employment agreement or severance agreement requiring the Company to pay or subsidize premiums under the Consolidated Omnibus Budget and Reconciliation Act of 1985 for a terminated employee or the employee’s beneficiaries for a specified period following such employee’s termination of employment.

(e)          With respect to each Non-US Company Plan that under applicable law is managed or controlled by the Company or any of its Subsidiaries, except as would not reasonably be expected be material to the Company and its Subsidiaries (taken as a whole), (i) such Non-US Company Plan has obtained from the Governmental Authority having jurisdiction with respect to such Non-US Company Plan any required determinations, or has time remaining to obtain them, and (ii) such Non-US Company Plan is in compliance with the applicable Laws and regulations of the relevant jurisdiction. No Non-U.S. Company Plan is a defined benefit pension plan

(f)          The consummation of the Transactions will not, either alone or in combination with another event, (i) accelerate the time of payment or vesting, or increase the amount of compensation due to any director, officer or employee of the Company or any of its Subsidiaries (whether by virtue of any termination, severance, change of control or similar benefit or otherwise), (ii) cause the Company or any of its Subsidiaries to transfer or set aside any assets to fund any benefits under any Company Plan, (iii) limit or restrict the right to amend, terminate or transfer the assets of any Company Plan on or following the Effective Time or (iv) result in the payment of any “excess parachute payment” (as defined in Section 280G(b)(1) of the Code) that will be non-deductible by the Company or its applicable Subsidiary as a result of Section 280G of the Code.

(g)          With respect to each grant of a Company Equity Award, (i) each such grant was made in all material respects in accordance with the terms of the applicable Company Equity Plan and applicable Law (including the rules of NASDAQ or any other applicable stock exchange and the terms of any applicable securities listing agreement), (ii) to the extent such Company Equity Award is Tax-advantaged in the applicable jurisdiction, the Company has satisfied all applicable requirements, including, in accordance with applicable Law, to maintain such status and (iii) each such grant was properly accounted for in all material respects in accordance with IFRS or Generally Accepted Accounting Principles in the Company SEC Documents (including financial statements) and all other applicable Laws. Each Company Option granted to any Participant who is a U.S. taxpayer has been granted with an exercise price per share equal to or greater than the fair market value (as such term is used in Section 409A of the Code and the guidance and regulations issued thereunder) per share underlying such Company Option on the grant date thereof.

(h)          With respect to each Company Equity Award granted to an Israeli taxpayer, Section 3.10(h) of the Company Disclosure Schedule sets forth whether such Company Equity Award was granted under, and is subject to Tax in Israel pursuant to, Section 3(i) of the ITO or Section 102 (and if subject to Section 102, the specific subsection of Section 102 under which such Company Equity Award was granted under, and is subject to Tax pursuant to) and whether an election was made to treat such Company Equity Award under the “capital gains route” or “ordinary income route”, and if such Company Equity Award was granted under Section 102(b)(2) of the ITO, the date on which each such Company Equity Award was deposited with the 102 Trustee and the date the Board resolution granting such Company Equity Awards was deposited with the 102 Trustee (unless the ITA have provided a tax ruling determining that such documents do not have to be deposited with the 102 Trustee).

(i)          True, correct and complete copies of each Company Equity Plan, all sub-plans relating to such Company Equity Plan, forms and agreements adopted under the Company Equity Plans, and executed copies of all award agreements that materially deviate from the terms of the template forms and agreements adopted under the Company Equity Plans, in each case, have been made available to Parent.

                            Section 3.11          Labor Matters.

(a)          As of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to, or bound by, any collective bargaining agreement or similar labor-related agreement or arrangement concerning the representation of employees, or any extension order, other than any such agreement or extension order that applies on a nation-wide basis or that is otherwise legally mandated.

(b)          As of the date of this Agreement, (i) no labor union, labor organization, works council, trade union, employers’ association, or similar organization represents or, to the Knowledge of the Company, claims to represent, any group of employees of the Company or its Subsidiaries, (ii) no demand for recognition, membership or payment on behalf of any employees of the Company or its Subsidiaries or on behalf of the Company or its Subsidiaries has been made within the last 3 years by or on behalf of any labor union, labor organization, works council, employers’ association, trade union or similar organization and, to the Knowledge of the Company, there are no activities or proceedings of any labor union, labor organization, works council, employers’ association, trade union or similar organization to organize any employees of the Company or any of its Subsidiaries and (iii) there is no pending or, to the Knowledge of the Company, threatened strike, lockout, slowdown, or work stoppage by or with respect to the employees of the Company or any of its Subsidiaries.

(c)          Each of the Company and its Subsidiaries is in material compliance with all applicable Laws relating to employment or labor, including those related to hiring, background checks, wages, pay equity, hours, vacation, holiday pay, sick pay, paid time off, leaves of absence, collective bargaining and labor relations, classification of independent contractors, workers and employees, equal opportunity, document retention, notice, plant closing and mass layoff, health and safety, employment eligibility verification, immigration, child labor, discrimination, harassment, retaliation, accommodations, disability rights or benefits, affirmative action, workers’ compensation, unemployment insurance, employment and reemployment rights of members of the uniformed services, secondment, employee leave issues, the payment of social security and other Taxes and the withholding of all amounts payable to Governmental Authorities or private pension funds. There is no material amount due to or in respect of any Participant that is in arrears and unpaid other than remuneration, salary and expenses or fees incurred in the ordinary course of business for the pay period current at the date of this Agreement but not yet due for payment including accrued but unpaid holiday pay.

(d)          As of the date of this Agreement, (i) no current executive officer of the Company has given notice of termination of employment or is under notice of dismissal and (ii) the Company and its Subsidiaries have not made any loan or advance of an amount in excess of $10,000 to or for the benefit of any Participant that remains outstanding.

(e)          All of the Company’s and its Subsidiaries’ engagements with any Participant, or any engagement with any Participant that ended within the last three years, that have required a special visa, license or governmental authorization, have been in material compliance with applicable Law and such Participants have had all such required special visas, licenses or governmental authorizations for the duration of their engagement with the Company or the relevant Subsidiary.

(f)          All obligations of the Company and its Subsidiaries to provide statutory severance pay to their respective employees who reside or work in Israel, or whose employment is otherwise subject to the Laws of Israel (collectively, the “Israeli Employees”) pursuant to the Israeli Severance Pay Law, 5723-1963 are fully funded in accordance with Section 14 under the Severance Pay Law, 5723-1963 (any such fully-funded arrangement, a “Section 14 Arrangement”). Each Section 14 Arrangement has been properly applied to current Israeli Employees, from the commencement date of their employment, and based on their full base salaries. Neither the Company nor any of its Subsidiaries has any further liability or obligation to make payments of statutory or contractual severance pay in the event of termination of any of the Israeli Employees’ employment, for any reason, except for the release of the funds accumulated in accordance with any Section 14 Arrangement. With respect to the Israeli Employees, the Company and its Subsidiaries’ liability for any obligations to pay any amount of severance payment, pension or accrued vacation, is fully funded by deposit of funds in severance funds, pension funds, managers insurance policies or provident funds (and if not required to be so funded, adequate provisions have been made in the financial statements). Other than monthly base salaries, no Israeli Employee is entitled to any payment or benefit that may be reclassified as part of such employee’s salary for any purpose, including for calculating any social contributions.

                            Section 3.12          Environmental Matters. Except for such matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (a) each of the Company and its Subsidiaries is and has been since the Applicable Date in compliance with all Environmental Laws, which compliance includes obtaining, maintaining and complying with all permits, licenses or authorizations required by applicable Environmental Laws, (b) neither the Company nor any of its Subsidiaries is subject to any Proceeding pending or, to the Knowledge of the Company, threatened, alleging non-compliance with or liability under any Environmental Law, (c) neither the Company nor any of its Subsidiaries is subject to any outstanding obligations under any Order concerning liability or obligations relating to any Environmental Law nor has the Company or any of its Subsidiaries assumed any liability of another Person relating to any Environmental Law, which would not otherwise be imposed on the Company or any of its Subsidiaries as a matter of law and (d) there have been no Release of Hazardous Substances by the Company or any of its Subsidiaries, or to the Knowledge of the Company, any other Person, on, at, under or from any property currently or, to the Knowledge of the Company, formerly owned, leased or operated by the Company or any of its Subsidiaries.

                            Section 3.13          Intellectual Property.

(a)          Section 3.13(a) of the Company Disclosure Schedule sets forth a true, complete and correct list of all Registered Company IP, including for each item (A) the owner(s) of such item, (B) the jurisdictions in which such item has been issued, registered or filed, (C) the issuance, registration or application date, as applicable, for such item and (D) the issuance, registration or application number, as applicable, for such item.

(b)          Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company and its Subsidiaries solely and exclusively own or have the valid right to use, free and clear of all Liens other than Permitted Liens, all Intellectual Property used in, or necessary to conduct, the business of the Company and its Subsidiaries as currently conducted.

(c)          Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (A) no Registered Company IP is involved in any interference, opposition, reissue, re-examination, revocation or equivalent proceeding and (B) no other Action is pending or, to the Knowledge of the Company, threatened (i) challenging the ownership, enforceability, scope, validity or use by the Company or any of its Subsidiaries of any Company IP, or (ii) alleging that the Company or any of its Subsidiaries is violating, misappropriating or infringing the Intellectual Property of any Person. There are no Orders to which the Company or any of its Subsidiaries is subject that materially restrict their use of or rights under any material Company IP.

(d)          To the Knowledge of the Company, no Person is misappropriating, violating or infringing any Company IP in a manner that would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the operation of the business of the Company and its Subsidiaries as currently conducted does not infringe, misappropriate, or otherwise violate, and as previously conducted since the Applicable Date has not infringed, misappropriated or otherwise violated, the Intellectual Property of any other Person, and, to the Knowledge of the Company, there are no unresolved claims asserted or threatened against the Company or any of its Subsidiaries alleging any such infringement, misappropriation or other violation.

(e)          Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, no Person who is entitled to be indemnified, defended, held harmless or reimbursed by the Company or any of its Subsidiaries for any existing or potential Intellectual Property infringement, misappropriation or similar claim has made any such claims against the Company or any of its Subsidiaries for indemnification, reimbursement, contribution or the advancement of contribution of expenses.

(f)          Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, none of the execution, delivery or performance of this Agreement, nor the consummation of the Transactions, will result in (i) the loss or impairment of or payment of any additional amounts with respect to, rights of the Company or any of its Subsidiaries to own or use the Business IP, or (ii) the Company or any of its Subsidiaries granting to any Person any ownership, license or other interest under or with respect to any Company IP.

(g)          Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company or one of its Subsidiaries has entered into written agreements with each current and former employee, officer, founder, consultant or independent contractor who is or was involved in or has contributed to the invention, creation, or development of any Intellectual Property for or on behalf of the Company or any of its Subsidiaries (each, a “Company Associate”): assigning to the Company (or one of the Company’s Subsidiary’s) any ownership interest of the Company Associate in or to such Intellectual Property. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company and its Subsidiaries are current with their obligations, including all mandatory compensation, in the foregoing respect under the arrangements with all Company Associates in relation to all Intellectual Property rights developed on behalf of the Company and its Subsidiaries, and neither the execution, delivery or performance of this Agreement, nor the consummation of the Transaction will result in any further amounts being payable to any current or former Company Associate in relation to any Intellectual Property rights developed on behalf of the Company and its Subsidiaries. To the Knowledge of the Company, no Company Associate has any ownership interest, right or claim in any material Company IP.

(h)          The Company and its Subsidiaries have taken commercially reasonable steps to protect and maintain the confidentiality of all confidential Trade Secrets included in the Company IP.

(i)          Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company and its Subsidiaries have not incorporated, embedded or used any Open Source Software in a manner that (i) requires that any Company Software to: (A) be licensed, disclosed or made available to any third party in source code form, (B) be licensed to any third party for the purpose of modification or redistribution, (C) be licensed to any third party at no charge or (D) be licensed under terms that allow reverse engineering, reverse assembly or disassembly of any kind; or (ii) requires the Company or any of its Subsidiaries to grant any patent license or other patent rights, in each case, under Company IP to a third party. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) all use and distribution of Software by or through the Company and its Subsidiaries is in material compliance with all Open Source Software licenses applicable thereto and (ii) the Company and its Subsidiaries have not received a notice or request from any third party to disclose, distribute or license any of the Company Software pursuant to an Open Source Software license, or alleging noncompliance with any Open Source Software license.

(j)          Except as set forth on Section 3.13(j)(i) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries are party to any source code escrow agreement or other agreement requiring the deposit, licensing or other provision of source code of any Company Software for the benefit of any third party. Except as set forth on Section 3.13(j)(ii) of the Company Disclosure Schedule, neither the execution of this Agreement nor the consummation of the Transaction will result in any requirement on the Company or any of its Subsidiaries to (A) disclose or deliver any material source code to any third party (other than updates to existing source code escrow deposits in the ordinary course of business) or (B) release any material source code that is currently deposited in an escrow, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Neither the Company nor any of its Subsidiaries, nor any Person acting on behalf of the Company or any of its Subsidiaries, has otherwise disclosed, delivered or licensed to any third party, or permitted the disclosure, delivery or license of, any source code for Company Software (or agreed under any contract to do any of the foregoing), except for disclosures to employees, contractors or consultants under written agreements that prohibit use or disclosure of such source code other than in the performance of services to the Company or one of its Subsidiaries, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(k)          To the Knowledge of the Company, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect (i) none of the Company Software or Company IT Systems under the control of the Company and its Subsidiaries contains any defect, programming design error, virus, “trojan horse”, worm or other malicious code purposely designed to permit unauthorized access, to disable, disrupt, erase or otherwise harm Software, hardware or data of any end user and (ii) none of the Company Software constitutes, contains or is considered “spyware” or “trackware” (as such terms are commonly understood in the software industry).

(l)          The Company IT Systems are sufficiently adequate for the needs of the Company and its Subsidiaries as currently conducted. In the twelve (12) months prior to the Closing Date, to the Knowledge of the Company, there have been no (i) material security breaches of any Company IT Systems that has led to unauthorized access, use, modification, loss or disclosure of any material Personal Data or Company Data maintained by or on behalf of the Company or any of its Subsidiaries, or (ii) material disruptions in the Company IT Systems.

(m)          Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company and its Subsidiaries have complied with all applicable Privacy Requirements since the Applicable Date. To the Knowledge of the Company, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, neither the Company nor any of its Subsidiaries has received any written notice or other communication from any Person (including any Governmental Authority or payment card association) within the past three (3) years regarding any actual or possible violation of, or failure to comply with, any Privacy Requirement by or with respect to the Company or any of its Subsidiaries.

(n)          Except as has not had and would not reasonably be expected to have, a Material Adverse Effect, neither the Company nor any of its Subsidiaries is currently subject to any legal obligations that, following the Closing, would, in their current forms, prohibit the Company or any of its Subsidiaries from receiving or using Personal Data in the manner in which the Company or any of its Subsidiaries receives and uses Personal Data prior to the Closing.

(o)          Since the Applicable Date, the Company and each of its Subsidiaries have implemented and maintained commercially reasonable technical, physical and administrative measures designed to protect the security and integrity of the Company IT Systems.

                            Section 3.14          Anti-Takeover Provisions. No “fair price”, “moratorium”, “control share acquisition”, “interested shareholder” or other similar anti-takeover statute or similar statute or regulation (each, a “Takeover Law”) applies to the Company, the Significant Shareholders, this Agreement, the Support Agreement, the Transactions, the Shares or the Continuation Shares.

                            Section 3.15          Real Property.

(a)          As of the date of this Agreement, neither the Company nor any of its Subsidiaries own any real property.

(b)          Section 3.15(b) of the Company Disclosure Schedule sets forth a true, correct and complete list of all real property subject to a lease, sublease or other occupancy agreement (each a “Real Estate Lease”) by the Company or any of its Subsidiaries as of the date of this Agreement (collectively, including the buildings, structures and other improvements located thereon, the “Leased Real Property”), and for each Leased Real Property, identifies the street address of such Leased Real Property. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company or one of its Subsidiaries has a valid leasehold interest in, and enjoys actual, exclusive, peaceful and undisturbed possession of, all Leased Real Property, in each case, free and clear of all Liens other than Permitted Liens. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, there are no leases, subleases, licenses, occupancy agreements, options, rights or other agreements or arrangements to which the Company or any of its Subsidiaries is a party, granting to any Person the right to use, occupy or otherwise obtain a real property interest in any of the Leased Real Property.

(c)          True, correct and complete copies of each Real Estate Lease have been made available to Parent prior to the date hereof, including any amendments, modifications or changes thereto.

                            Section 3.16          Contracts.

(a)          Section 3.16(a) of the Company Disclosure Schedule sets forth a list as of the date of this Agreement of each Contract to which either the Company or any of its Subsidiaries is a party or bound other than each Contract solely among the Company and its wholly owned Subsidiaries that:

(i)          provides that any of the Company or its Subsidiaries will not compete with any other Person in any material respect, or which grants “most favored nation” or similar covenants or protections to the counterparty to such Contract (or that, following the Merger, would by its terms apply such limits or restrictions to Parent or its Affiliates);

(ii)          purports to limit in any material respect either the type of business in which the Company or its Subsidiaries may engage or the manner or locations in which any of them may so engage in any business (including in respect of soliciting clients or customers);

(iii)          requires the Company or its Subsidiaries (or, after the Effective Time, Parent or its Subsidiaries) to deal exclusively with any Person or group of related Persons;

(iv)          relates to the formation, creation, operation, management or control of any partnership, joint venture, strategic alliance or other similar collaboration, including as it relates to any Minority Investment, other than any such Contract solely between the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries;

(v)          is a Real Estate Lease;

(vi)          contains a put, call, right of first refusal or offer, or similar right pursuant to which the Company or any of its Subsidiaries could be required to purchase or sell, as applicable, any equity interests of any Person or any material assets, rights of properties;

(vii)          relates to any labor union, labor organization or works council or similar organization (including any collective bargaining agreement);

(viii)          relates to (x) any executive officer or director of the Company, or (y) any Affiliates or Persons holding three percent or more of the outstanding Shares, in each case other than a Company Plan;

(ix)          under which the Company and its Subsidiaries (x) have made or expect to make aggregate payments in excess of $1,000,000 during the fiscal year ended December 31, 2022 or in any subsequent year, or (y) have received or expect to receive aggregate payments in excess of $1,000,000 during the fiscal year ended December 31, 2022 or in any subsequent year;

(x)          is a settlement, conciliation or similar Contract arising out of a Proceeding or threatened Proceeding (x) that materially restricts or imposes any material obligation on the Company or its Subsidiaries or materially disrupts the business of the Company or any of its Subsidiaries as currently conducted, or (y) that would require the Company or any of its Subsidiaries to pay more than $1,000,000 in the aggregate following the date of this Agreement, in connection with a Proceeding;

(xi)          relates to indebtedness for borrowed money (other than intercompany indebtedness owed by the Company or any wholly owned Subsidiary to any other wholly owned Subsidiary, or by any wholly owned Subsidiary to the Company) of the Company or any of its Subsidiaries having an outstanding and/or committed principal amount in excess of $10,000,000;

(xii)          provides for the acquisition or disposition of any assets (other than acquisitions or dispositions of sale in the ordinary course of business) or business (whether by merger, sale of shares, sale of assets or otherwise) or capital stock or other equity interests of any Person, (A) which the Company or its Subsidiaries has entered into in the past three years or (B) that has continuing liability, indemnification, guarantee, “earn-out” or other contingent payment obligations on the Company or its Subsidiaries, in each case, other than solely as among the Company and its wholly owned Subsidiaries;

(xiii)          was entered into with a Significant Supplier or Significant Customer;

(xiv)          any other Contract to which the Company or any of its Subsidiaries is a party (other than any other Material Contract), if a termination of such Contract reasonably would be expected to have or result in a Material Adverse Effect; and

(xv)          (i) pursuant to which any Person grants to the Company or any of its Subsidiaries any license, covenant (including covenants-not-to-sue, covenants-to-sue-last or otherwise), release, immunity or other use right with respect to any Intellectual Property rights material to the business of the Company and its Subsidiaries (other than (A) licenses for off-the-shelf or other generally commercially available Software with an annual aggregate or one-time cost of not more than $100,000, (B) licenses to Open Source Software, (C) confidentiality or non-disclosure Contracts, and (D) Contracts containing non-exclusive licenses granted in the ordinary course of business, where such licenses are incidental to the transactions contemplated by such Contracts); or (ii) pursuant to which the Company or any of its Subsidiaries grants to any third party any license, covenant (including covenants-not-to-sue, covenants-to-sue-last or otherwise), release, immunity or any other use right with respect to any material Company IP (other than (A) confidentiality or non-disclosure Contracts, (B) Contracts containing non-exclusive licenses of Company IP granted in the ordinary course of business and (C) Contracts containing non-exclusive licenses, where such licenses are incidental to the transactions contemplated by such Contracts (such Contracts required to be listed pursuant to clauses (i) - (xv) of this Section 3.16(a), collectively, the “Material Contracts”).

(b)          A true, correct and complete copy of each Material Contract, as amended as of the date of this Agreement, including all attachments, schedules and exhibits thereto, has been made available to Parent. Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, (i) each of the Material Contracts, is valid and binding on the Company or its Subsidiaries, as the case may be and, to the Knowledge of the Company, each other party thereto, and, to the Knowledge of the Company, is in full force and effect, or (ii) neither the Company nor any of its Subsidiaries has received or delivered written notice of breach of or default under any Material Contract, and neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any other party is in breach of or in default under any Material Contract, and no event has occurred that, with the lapse of time or the giving of notice or both, would constitute a default thereunder by the Company or any of its Subsidiaries or, to the Knowledge of the Company, any other party.

                            Section 3.17          Gaming.

(a)          Except as set forth on Section 3.17(a) of the Company Disclosure Schedule, neither the Company, nor any of its Subsidiaries, or any of their respective shareholders, owners, officers, directors, or employees (i) has suffered a suspension, denial, non-renewal, condition (other than a Customary Condition), revocation or non-issuance of any Gaming License for any reason whatsoever or (ii) withdrawn any application for any Gaming License for any reason whatsoever.

(b)          Neither the Company, nor any of its Subsidiaries, or any of their respective officers, directors or employees (i) has been informed that a Gaming Regulatory Authority does not intend to renew a Gaming License or (ii) are in receipt of any communication, written or otherwise, from a Gaming Regulatory Authority that suggests the Gaming Regulatory Authority is considering whether to, or intends to, revoke, suspend, not renew or materially modify any Gaming License, in whole or in part.

(c)          All Gaming Licenses required for the conduct of the respective businesses of the Company and each of its Subsidiaries under applicable Gaming Laws have been obtained by, and are currently held by, the Company and/or relevant Subsidiary, as applicable, and by their respective shareholders, owners, directors, officers, contractors and employees, and such Gaming Licenses are valid and in full force and effect. Such Gaming Licenses are not subject to any unusual conditions or other unusual limitations. All fees and charges due and payable with respect to such Gaming Licenses as of the date hereof have been paid in full.

(d)          All matters which are required to be notified to any relevant Gaming Regulatory Authority in accordance with relevant Gaming Law and the terms and conditions of any Gaming License have been so notified. All regulatory returns required to be filed with any Gaming Regulatory Authority have been filed without any material delay or adverse effect and were true and accurate in all material respects.

(e)          Neither the Company, its Subsidiaries, nor any of their respective shareholders, owners, officers, directors and employees is currently, nor has been, in material breach or default of the terms of any Gaming License, and no event has occurred which, with or without notice or lapse of time or both or action of a third party, would reasonably be expected to constitute or result in a material breach or default with the terms of any Gaming License.

(f)          Neither the Company nor any of its Subsidiaries has received notice of any investigation, review or proceedings relating to the suspension, revocation, cancelation, non-renewal or material adverse modification of any Gaming License that is material in any respect to the Company’s or its Subsidiaries’ business.

(g)          Since the Applicable Date, neither the Company, nor any of its Subsidiaries has been, or is currently, in material violation of any Gaming Laws of any jurisdictions either (i) in which it holds a Gaming License or (ii) from which it derives, directly or indirectly, any material revenue.

(h)          Except as set forth on Section 3.17(h) of the Company Disclosure Schedule, since the Applicable Date, neither the Company, nor any of its Subsidiaries, or any of their respective shareholders, owners, officers, directors or employees, nor, to the Knowledge of the Company, any B2B customer, has received notice (whether written or otherwise) of any investigation or review (whether actual, pending or threatened) relating to a potential material violation of any relevant Gaming Laws by any Gaming Regulatory Authority or other Governmental Authority, and, to the Knowledge of the Company, no investigation or review relating to a potential material violation of the Gaming Laws is pending or threatened, nor has any Gaming Regulatory Authority or other Governmental Authority indicated to the Company any intention to conduct the same, and there are no facts, matters or circumstances (i) to the Knowledge of the Company or (ii) that first arose at any time since the Applicable Date, which would reasonably give rise to any such investigation, review, inquiry, proceeding or action that (x) may result in the imposition of material sanctions in connection with a Gaming License, (y) may result in the revocation of a Gaming License or (z) has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(i)          Neither the Company, any of its Subsidiaries, nor any of their respective shareholders, owners, officers, directors or employees has received any claim, demand, notice, report, allegation, complaint, court order or administrative order from any person (including without limitation any Gaming Regulatory Authority or other Governmental Authority) relating to any material violation or possible material violation of, any Gaming Law (a "Violation Claim"). To the Knowledge of the Company, no B2B Customer has received any Violation Claim in connection with its use of the assets or services of the Company and its Subsidiaries.

(j)          For purposes of this Section 3.17, a “material violation” is a violation that is contrary to the Gaming Laws, and includes violations which may result in financial penalties, fines, regulatory settlements in lieu of fines, as well as violations which may result in the suspension, denial, revocation, or imposition of a condition, other than a Customary Condition, to any Gaming License by the applicable Gaming Regulatory Authority.

(k)          Subject to completion of any regulatory obligations resulting from the Transactions set forth on Section 3.17(k) of the Company Disclosure Schedule, no Gaming License is liable to be varied, suspended or revoked as a result of the Closing.

(l)          To the Knowledge of the Company and subject to any change of Gaming Law following after the date hereof, there is no fact or circumstance that is reasonably expected to cause any Gaming License to be lapsed, terminated, invalidated, cancelled, revoked, suspended, subject to a variation or additional conditions during its current term or not to be renewed on terms which are no less advantageous to the Company or its relevant Subsidiary than the current terms of such Gaming License, and each action necessary to be undertaken by the Company and its Subsidiaries and for the renewal or extension of each Gaming License due to expire within twelve months from the date hereof has been duly taken.

(m)          Section 3.17(m) of the Company Disclosure Schedule sets forth a complete list of all territories from which the Company and its Subsidiaries derive revenue, including through B2B Customers.

(n)          Section 3.17(n) of the Company Disclosure Schedule sets forth a list of all material compliance policies adopted for ensuring compliance with the terms and conditions of the Gaming Licenses and applicable Gaming Laws. Such compliance policies have been designed and are regularly updated in accordance with Good Industry Practice to comply with the terms and conditions of the Gaming Licenses and/or applicable Gaming Laws and/or relevant guidance and standards issued by Gaming Regulatory Authorities from time to time. The Company and each of its Subsidiaries adheres in all material respects with such compliance policies.

(o)          To the Knowledge of the Company, all activities conducted by the B2B Customers of the Company and its Subsidiaries are and have been in compliance in all material respects since the Applicable Date with all applicable Gaming Laws and other applicable Laws, and such B2B Customers are and have been operating in all material respects since the Applicable Date in accordance with Good Industry Practice.

(p)          The Company and each of its Subsidiaries: (i) regularly monitors legal and regulatory developments which may impact on their respective business(es) in relevant jurisdictions; (ii) maintains a list of excluded and restricted territories (the “Excluded Territories List”); and (iii) has contractual mechanisms and processes in place to require territories or jurisdictions to be blocked if necessary at any time by the B2B Customers of the Company and its Subsidiaries. Such B2B Customers are promptly notified of any changes to the Excluded Territories List, and the Company and its Subsidiaries monitors compliance by such B2B Customers with the terms of the relevant contractual mechanisms and processes. To the Knowledge of the Company, no B2B Customer is using, or permitting the use by others of, the assets or services of the Company and its Subsidiaries in contravention of applicable Gaming Laws or other Laws. The Company and its Subsidiaries require each of the B2B Customers to be regulated by one or more Gaming Regulatory Authority, to the extent required by applicable Law, and, to the Knowledge of the Company, each B2B Customer is regulated by one or more Gaming Regulatory Authority, to the extent required by applicable Law.

                            Section 3.18          Customers and Suppliers. Section 3.18 of the Company Disclosure Schedule sets forth true, correct and complete lists of (a) the Company’s ten (10) largest suppliers for the fiscal year ended December 31, 2022, based on the aggregate amount paid or payable to such suppliers (each, a “Significant Supplier”), and the corresponding aggregate amount paid or payable to each Significant Supplier and (b) the Company’s ten (10) largest customers for the fiscal year ended December 31, 2022, based on the aggregate amount paid or payable by such customers to the Company and its Subsidiaries (each, a “Significant Customer”). Except as has not been or would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, as of the date of this Agreement, none of the Company or any of its Subsidiaries (i) has any outstanding dispute with any Significant Supplier or Significant Customer or (ii) has, since the Applicable Date, received any written notice from any Significant Supplier or Significant Customer that such counterparty shall not continue, or does not expect to continue, as a supplier or customer (as applicable) of the Company or any of its Subsidiaries, as applicable, or that such supplier or customer intends to materially reduce the scale of the business conducted with the Company or any of its Subsidiaries.

                            Section 3.19          Insurance. The Company has made available to Parent true, correct and complete copies of all material insurance policies, bonds and surety arrangements currently in effect which any of the Company or its Subsidiaries is a party, a named insured or otherwise the beneficiary of coverage. The Company and each Company Subsidiary are insured against such losses and risks and in such amounts as are customary in the businesses in which they are engaged and as required by applicable Law, except where the failure to be so insured would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Each such insurance policy is in full force and effect and all premiums due with respect to all such policies have been paid when due and the Company is in compliance in all material respects with the terms and conditions of such insurance policies, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

                            Section 3.20          Opinion of Financial Advisor. The Company Board has received the opinion of Stifel, Nicolaus & Company, Incorporated (“Stifel”) to the effect that, as of the date of this Agreement and subject to the limitations, qualifications and assumptions set forth therein, the Merger Consideration to be paid to the holders (other than Parent and its Affiliates) of Continuation Shares upon consummation of the Merger is fair from a financial point of view to such holders.

                            Section 3.21          Brokers and Other Advisors. Except for Stifel, the fees and expenses of which will be paid by the Company, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Transactions based upon arrangements made by or on behalf of the Company or any of its Subsidiaries. The Company has provided to Parent a complete and correct copy of the Company’s engagement letter agreement (including all amendments and arrangements related thereto) with Stifel in connection with the Transactions.

                            Section 3.22          Affiliate Transactions. Neither the Company nor any of its Subsidiaries is a creditor or debtor to, or party to any Contract or transaction with, any holder of five percent (5%) or more of the Shares or any present or former director, officer, employee or Affiliate of the Company or any of its Subsidiaries, or to any “immediate family member” (within the meaning of Item 404 of Regulation S-K promulgated by the SEC) of any of the foregoing, or has engaged in any transaction with any of the foregoing within the 12 months preceding the date of this Agreement that would be required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC in the Company SEC Document, except for employment or compensation agreements or arrangements with directors, officers and employees made in the ordinary course, and which has not been so disclosed in the Company SEC Documents prior to the date of this Agreement.

                            Section 3.23          No Other Representations or Warranties. Except for the representations and warranties made by the Company in Article III, neither the Company nor any other Person acting on behalf of the Company makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects, notwithstanding the delivery or disclosure to Parent, Merger Sub or any of their respective Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing (except as and to the extent expressly incorporated or referred to in the representations and warranties set forth in Article III). In particular, and without limiting the generality of the foregoing, except to the extent otherwise expressly set forth in Article III, neither the Company nor any other Person makes or has made any express or implied representation or warranty to Parent, Merger Sub or any of their respective Representatives with respect to any financial projection, forecast, estimate or budget of the Company, any of its Subsidiaries or their respective businesses.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub hereby represent and warrant to the Company as follows:

                            Section 4.01          Organization, Good Standing and Qualification. Each of Parent, Merger Sub Parent and Merger Sub is a legal entity duly incorporated and organized, validly existing and in good standing (where such concept is recognized under applicable Law) under the Laws of its respective jurisdiction of its organization or incorporation and has all requisite power and authority to own, lease and operate its properties and assets and to carry on its business as it is presently being conducted and is duly licensed or qualified to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties or assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

                            Section 4.02          Ownership of Merger Sub. All of the issued and outstanding share capital of Merger Sub is, and at the Effective Time will be, wholly owned directly by Merger Sub Parent and indirectly by Parent. Merger Sub was formed solely for purposes of engaging in the Transactions and has not conducted any business prior to the date of this Agreement and does not have any liabilities or obligations of any nature other than those incidental to its formation and pursuant to the Transactions, and prior to the Effective Time, will not have engaged in any other business activities other than relating to the Transactions.

                            Section 4.03          Authority; Approval.

(a)          Each of Parent and Merger Sub have all necessary power and authority to execute and deliver and perform its obligations under this Agreement and, after giving effect to the Merger Sub Parent Approval, to consummate the Merger. Parent has all necessary power and authority to cause Merger Sub Parent to perform its obligations under this Agreement. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due execution and delivery by the Company, constitutes a legal, valid and binding obligation of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, except that such enforcement may be subject to the Enforceability Exceptions. The authorization by the boards of directors of Parent and Merger Sub and approval of Merger Sub Parent as the sole shareholder of Merger Sub are the only votes or approvals required in order for Parent and Merger Sub to execute and deliver this Agreement, to perform their obligations under this Agreement, or to consummate the Transactions, in each case, on the terms and subject to the conditions of this Agreement.

(b)          The board of directors of Parent has authorized and approved the execution, delivery and performance by Parent of this Agreement, the Support Agreement and the Transactions, including the Merger, which resolutions have not been subsequently rescinded, modified or withdrawn. The board of directors of Merger Sub has (i) determined that it is fair to, and in the best interests of Merger Sub and its sole shareholder for Merger Sub to enter into this Agreement and consummate the Transactions, including the Merger, (ii) approved and declared advisable this Agreement and the Support Agreement, and the execution, delivery and performance of this Agreement and the Transactions, including the Merger, upon the terms and subject to the conditions set forth in this Agreement, (iii) directed that Merger Sub submit to its sole shareholder, for adoption by written consent, the approval and adoption of this Agreement, the Statutory Plan of Merger and the Transactions, including the Merger and (iv) resolved to recommend such approval and adoption by Merger Sub Parent, in its capacity as the sole direct shareholder of Merger Sub, which resolutions have not been subsequently rescinded, modified or withdrawn.

                            Section 4.04          Governmental Approvals; Non-contravention.

(a)          Except for (a) approvals, filings, certifications and registrations expressly contemplated under Article I and Article II, (b) compliance with the applicable requirements of the Securities Act and the Exchange Act, (c) consents, approvals, filings, authorizations, declarations or registrations as are required to be made or obtained in connection with the Governmental Clearances, (d) compliance with any applicable state securities or blue sky laws, Australian securities Laws and Laws of the Australian Securities Exchange, and (e) the Gaming Consents, no consent or approval of, or waiver from or filing, license, permit or authorization, declaration or registration with any Governmental Authority is necessary for the execution and delivery of this Agreement by Parent or Merger Sub, the performance by Parent or Merger Sub of its obligations hereunder and the consummation by Parent and Merger Sub of this Agreement and the Transactions, other than such other consents, approvals, waivers, filings, licenses, permits or authorizations, declarations or registrations that, if not obtained, made or given, would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)          Neither the execution and delivery of this Agreement by Parent and Merger Sub, nor the consummation by Parent and Merger Sub of the Merger and the other Transactions, nor performance or compliance by Parent and Merger Sub with any of the terms or provisions hereof, will (i) conflict with or violate any provision of the organizational documents of Parent or Merger Sub or (ii) assuming the consents, authorizations, approvals and compliance with the matters set forth in Section 3.03(c) and Section 3.04 (and assuming the accuracy of the representations and warranties made in such Section 3.03(c) and Section 3.04), (x) violate any Law applicable to Parent or Merger Sub or (y) with or without any lapse of time or the giving of notice or both, violate, conflict with, constitute a default, breach, termination or modification (or right of termination or modification) under, payment of additional fees, a requirement of any consent, or the creation or acceleration of any obligations under any of the terms, conditions or provisions of any Contract to which Parent or Merger Sub is a party, except, in the case of clause (ii), as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

                            Section 4.05          Legal Proceedings. As of the date of this Agreement, there are no Proceedings pending or, to the Knowledge of Parent, threatened in writing against Parent or Merger Sub, or any of their respective present or former officers or directors, that seek to enjoin, or would reasonably be expected to have the effect of preventing or making illegal, any of the Transactions.

                            Section 4.06          Financial Ability. Parent has, and will have as of the Effective Time, sufficient cash on hand or access to available funds to enable Parent and Merger Sub to satisfy all of Parent’s and Merger Sub’s payment obligations under this Agreement, including the aggregate Merger Consideration. Parent’s obligation to consummate the Transactions is not in any way contingent upon or otherwise subject to Parent’s (or any of its Affiliates’, including Merger Sub’s) consummation of any financing arrangements, Parent’s obtaining (or any of Parent’s Affiliates, including Merger sub, obtaining) of any financing or the availability, grant, provision or extension of any financing to Parent (or to any of Parent’s Affiliates, including Merger Sub).

                            Section 4.07          Solvency. Neither Parent nor Merger Sub is entering into this Agreement with the intent to hinder, delay or defraud either present or future creditors. Immediately after giving effect to all of the Transactions and the making of the payments contemplated by this Agreement, and assuming satisfaction of the conditions to Parent’s obligation to consummate the Merger as set forth herein, the accuracy of the representations and warranties of the Company set forth herein and the performance by the Company of its obligations hereunder in all material respects, the Company will be solvent.

                            Section 4.08          Acknowledgement; No Other Representations and Warranties. Except for the representations and warranties made by the Company in Article III, Parent and Merger Sub acknowledge that neither the Company nor any other Person acting on behalf of the Company makes, and Parent and Merger Sub have not relied upon any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects, notwithstanding the delivery or disclosure to Parent, Merger Sub or any of their respective Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing (except as and to the extent expressly incorporated or referred to in the representations and warranties set forth in this Article III). Except for the representations and warranties of Parent and Merger Sub contained in this Article IV or elsewhere in this Agreement, neither Parent nor Merger Sub nor any other Person acting on behalf of Parent and Merger Sub, makes any other express or implied representation or warranty in connection with this Agreement or the Transactions; and neither Parent nor Merger Sub nor any other Person acting on behalf of Parent and Merger Sub is making any express or implied representation or warranty with respect to Parent and Merger Sub with respect to any other information made available to the Company in connection with the transactions contemplated by this Agreement.

ARTICLE V
ADDITIONAL COVENANTS AND AGREEMENTS

                            Section 5.01          Conduct of Business.

(a)          Except (1) as required by applicable Law, (2) as Parent may approve in writing (such approval not to be unreasonably withheld, conditioned or delayed), (3) as expressly disclosed in Section 5.01(a) of the Company Disclosure Schedule, or (4) as expressly contemplated by this Agreement, the Company covenants and agrees as to itself and its Subsidiaries that, from and after the execution of this Agreement and prior to the earlier of (x) the Effective Time or (y) termination of this Agreement in accordance with Article VII (the “Pre-Closing Period”), the Company shall conduct its business and the business of its Subsidiaries in the ordinary course of business and, to the extent consistent therewith, and subject to the restrictions contemplated in Section 5.01(b), the Company shall, and shall cause each of its Subsidiaries, to use its and their commercially reasonable efforts to (A) preserve substantially intact its and its Subsidiaries’ business organizations, goodwill, assets, properties, Gaming Licenses and Contracts, (B) maintain its existence in good standing under the Laws of its organization, incorporation or formation, as applicable, (C) keep available the services of its current officers, employees and independent contractors, (D) preserve its existing relationships with its material customers, suppliers, licensors, licensees, distributors, lessors and other Persons with which the Company and its Subsidiaries have business relations and (E) maintain in effect all of its foreign, federal, state and local licenses.

(b)          Without limiting the generality of the foregoing, except (1) as required by applicable Law, (2) as Parent may approve in writing (such approval not to be unreasonably withheld, conditioned or delayed), (3) as expressly disclosed in Section 5.01(b) of the Company Disclosure Schedule corresponding to the applicable clause and sub-clause below, or (4) as expressly required by this Agreement, the Company covenants and agrees as to itself and its Subsidiaries that, during the Pre-Closing Period, the Company shall not and will not permit any of its Subsidiaries to:

(i)          (A) amend, supplement or otherwise modify its Organizational Documents, (B) adjust, split, combine, subdivide or reclassify its Company Securities, (C) declare, set aside or pay any dividend or distribution payable in cash, stock, property or otherwise (or any combination thereof) in respect of, or enter into any Contract with respect to the voting of, any shares of its Company Securities, or (D) purchase, repurchase, redeem or otherwise acquire any Company Securities (other than pursuant to the exercise of Company Options or the forfeiture of, or withholding of Taxes with respect to, Company Options or Company RSUs outstanding on the date of this Agreement, or permitted to be granted pursuant to this Agreement in accordance with the existing terms of such awards and the Company Equity plans;

(ii)          merge or consolidate with any other Person, or restructure, recapitalize, dissolve, reorganize or completely or partially liquidate, or adopt or effect a plan of complete or partial liquidation or dissolution, except with respect to any wholly owned Subsidiary of the Company;

(iii)          except as required by applicable Law or by any Company Plan in effect as of the date hereof that has been previously provided to Parent, (A) increase the compensation or benefits payable to any Participant, except for (i) increases in cash compensation in the ordinary course of business and consistent with past practice for current employees of no greater than 5% in the aggregate relative to what was scheduled in the Company’s budget included in Section 5.01(b)(iii) of the Company Disclosure Schedule (the “2023 Budget”)  or, (ii) with respect to employees who, as of the date of this Agreement, hold Company Equity Awards, grants of equity awards permitted by Section 5.01(b)(vii), (B) grant any bonus, severance, change of control, retention, termination or similar compensation or benefits to any Participant other than (x) one-off cash bonuses that do not exceed the aggregate amount budgeted in the 2023 Budget or (y) severance entitlements in offer letters for new hires, in each case in the ordinary course of business consistent with past practice, (C) amend, adopt, establish, agree to establish, enter into, terminate or make any change to any Company Plan, including any new annual bonus or incentive plan, or any collective bargaining agreement or other labor union Contract, (D) take any action to accelerate the vesting of, or payment of, any compensation or benefit under any Company Plan, (E) take any action to fund or in any other way secure the payment of compensation or benefits under any Company Plan other than in the ordinary course of business, (F) hire, engage, promote, temporarily layoff, furlough or terminate the employment or service of (other than termination for cause, including terminations resulting as a result of an employee’s failure to meet reasonable performance expectations) any Participant who, in the case of promotions, layoffs, terminations and furloughs, holds Company Equity Awards as of the date of this Agreement and, in the case of hirings and engagements, (x) will be granted Company Equity Awards by the Company or (y) will have an annual base salary or fees of $200,000 or more (G) waive or release any noncompetition, non-solicitation, non-disclosure, non-interference, non-disparagement, or other restrictive covenant obligation of any Participant, (H) grant or forgive any loan to any Participant or (I) effectuate any employee layoff or restructuring event affecting in whole or in material part any site of employment, facility, or operating unit;

(iv)          incur any Indebtedness or issue any rights to acquire any Indebtedness, or assume, guarantee, grant any Lien in respect of or otherwise become liable for any Indebtedness for any Person, except (A) pursuant to agreements set forth in Section 5.01(b)(iv) of the Company Disclosure Schedule, in the ordinary course of business consistent with past practice, (B) inter-company Indebtedness among the Company and its wholly owned Subsidiaries, or (C) as otherwise do not exceed $10,000,000 in the aggregate;

(v)          make or commit to make any capital expenditures, or any obligations or liabilities in connection therewith, greater than as scheduled in the 2023 Budget, except as otherwise do not exceed $2,000,000 individually or $10,000,000 in the aggregate;

(vi)          transfer, lease, license, sell, assign, mortgage, pledge, place a Lien upon, surrender, divest, cancel, abandon, allow to lapse or otherwise dispose of any tangible properties or assets (including capital stock of any of its Subsidiaries), with a fair market value in excess of $1,000,000 individually and $5,000,000 in the aggregate (other than (1) transactions among the Company and its wholly owned Subsidiaries, (2) sales or purchases of inventory or obsolete or worthless equipment, in each case, in the ordinary course of business);

(vii)          issue, deliver, sell, grant, transfer, or encumber, or authorize the issuance, delivery, sale, grant, transfer or encumbrance of Company Securities, except as contemplated by the Continuation in Section 1.03 and any Shares issued pursuant to Company Options, or Company RSUs outstanding on the date of this Agreement in accordance with the existing terms of such awards and the Company Equity Plans;

(viii)          (A) acquire or commit to acquire any business, whether by merger, purchase of property or assets, consolidation or otherwise or (B) subject to the foregoing clause (A) and Section 5.01(b)(v), spend or commit to spend in excess of $1,000,000 individually and $5,000,000 in the aggregate to acquire assets or other property (valuing any non-cash consideration at its fair market value as of the date of the agreement for such acquisition);

(ix)          make any material change with respect to its financial accounting policies or procedures, in each case, except as required by changes in IFRS or by applicable Law;

(x)          (A) enter into any new line of business, (B) conduct business in breach of any applicable Gaming Laws or (C) amend or vary the manner or scope of any existing line of business, if, for purposes of this paragraph (C),  such amendment or variation may give rise to a requirement for the Company or any of its Subsidiaries to apply for and/or obtain any new Gaming License or to vary any existing Gaming License in a manner that would reasonably be expected to cause the Closing Date to be materially delayed or the Closing to be materially impaired or prevented (it being understood and agreed that, whether or not the Company is permitted to apply for or obtain any new Gaming License or to vary any existing Gaming License under this Section 5.01(b)(x)(C), the Company shall give written notice to and consult with Parent prior to applying for and during the pendency of obtaining any new Gaming License or to vary any existing Gaming License, including keeping Parent reasonably and promptly informed of the status of such Gaming License following any material development and upon Parent’s request);

(xi)          make any loans, advances or capital contributions to, or investments in, any Person in excess of $250,000 individually and $1,000,000 in the aggregate (other than extensions of credit to customers in the ordinary course of business, advances to directors, officers and other employees or independent contractors for travel and other business-related expenses, in each case, in the ordinary course of business and in compliance in all material respects with the Company’s policies related thereto, or loans, advances or capital contributions to the Company or any direct or indirect wholly owned Subsidiary of the Company);

(xii)          (A) amend or modify in any material respect or terminate (excluding terminations upon expiration of the term thereof in accordance with the terms thereof) any Material Contract or waive, release or assign any material rights, claims or benefits under any Material Contract or take (or fail to take) any action that would reasonably be expected to cause or result in a material breach of, or material default under, any Material Contract or (B) other than in the ordinary course of business and after consultation with Parent, enter into any Contract that would have been a Material Contract had it been entered into prior to the date of this Agreement; provided, that any exception permitted under this Section 5.01(b)(xii) shall be subject to compliance with any other applicable sub-clause of this Section 5.01(b), including, for the avoidance of doubt, as it relates to any Company Plans under Section 5.01(b)(iii);

(xiii)          without limiting the rights of Parent under Section 5.10, settle, waive, release compromise or otherwise resolve any Proceeding in a manner resulting in liability for, or restrictions on the conduct of the business by, the Company or any of its Subsidiaries, other than settlements, waivers or releases of, or compromises for or resolutions of any Proceeding (A) if the amount of any such settlement is not in excess of $1,000,000 individually or $5,000,000 in the aggregate; provided, that such settlements do not involve any non-de minimis injunctive or equitable relief or impose non-de minimis restrictions on the business activities of the Company and its Subsidiaries or Parent and its Subsidiaries or (B) waive any material right with respect to any material claim held by the Company or any of its Subsidiaries;

(xiv)          fail to maintain, cancel, terminate or allow to lapse without a commercially reasonable substitute therefor, any material License;

(xv)          terminate, fail to renew, abandon, cancel, let lapse, encumber, license, sell, transfer or otherwise dispose of any material Company IP, or disclose (other than to agents, service providers, employees and contractors under confidentiality agreements) any material, confidential Company IP, in each case, other than (A) non-exclusive licenses granted in the ordinary course of business or (B) failing to renew, abandoning, cancelling, letting lapse immaterial Registered Company IP in the Company’s reasonable business judgement;

(xvi)          (A) settle, consent to or compromise any material Tax claim, audit, or assessment (B) make, revoke or change any material Tax election, change any Tax accounting period, or adopt or change any material method of Tax accounting, (C) make any material amendment to any Tax Returns, (D) surrender or waive any right to claim a material Tax refund or (E) consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment;

(xvii)         terminate, cancel or make any material changes to the structure, limits or terms and conditions of any of the material insurance policies of the Company or its Subsidiaries, including allowing the policies to expire without renewing such policies or obtaining comparable replacement coverage, or prejudicing rights to insurance payments or coverage;

(xviii)        fail to use its reasonable best efforts not to allow or suffer any Gaming License to lapse, expire or be cancelled, suspended, limited, revoked, materially modified, become subject to a condition, other than a Customary Condition, or not be renewed;

(xix)          surrender or rescind any Gaming License, or otherwise withdraw any pending application for a Gaming License; or

(xx)          agree, resolve or commit to do any of the foregoing.

Notwithstanding the foregoing, nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s or any of its Subsidiaries’ operations prior to Closing. Prior to Closing, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and each of its Subsidiaries’ respective operations.

                            Section 5.02          No Solicitation by the Company; Change in Recommendation.

(a)              Subject to Section 5.02(b), during the Pre-Closing Period, the Company will cease and cause to be terminated any discussions or negotiations with any Person and its Representatives relating to an Acquisition Transaction or an Acquisition Proposal. Subject to Section 5.02(b), during the Pre-Closing Period, the Company shall not, and shall cause its controlled Affiliates, and its and their respective directors and officers, to not, and shall not authorize and shall direct its and its controlled Affiliates’ other employees, consultants and Representatives to not (and shall otherwise use reasonable best efforts to not permit such employees, consultants and other Representatives to), directly or indirectly, (i) solicit, initiate, propose or induce the making, submission or announcement of, or knowingly encourage, facilitate or assist, any offer inquiry, indication of interest or proposal that constitutes or would reasonably be expected to lead to, an Acquisition Proposal; (ii) furnish to any Person or Group (other than Parent or any of its Representatives in their capacity as such) any non-public information relating to the Company or any of its Subsidiaries or to afford any Person or Group (other than Parent or any of its Representatives in their capacity as such) access to the business, properties, assets, books, records or other non-public information relating to the Company or any of its Subsidiaries, or to any personnel, of the Company or any of its Subsidiaries, in any such case in connection with an Acquisition Proposal or with the intent to induce the making, submission or announcement of, or to knowingly encourage, facilitate or assist, an Acquisition Proposal or the making of any offer, inquiry, indication of interest or proposal that constitutes, or would reasonably be expected to lead to an Acquisition Proposal; (iii) participate or engage in discussions or negotiations with any Person or Group with respect to an Acquisition Proposal or with respect to any inquiries from third Persons relating to the making of an Acquisition Proposal (other than informing such Persons of the provisions contained in this Section 5.02(a)); (iv) approve, endorse or recommend any offer, inquiry, indication of interest or proposal that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal; (v) enter into any letter of intent, memorandum of understanding, merger agreement, acquisition agreement or other Contract (whether written or oral, binding or non-binding) relating to an Acquisition Transaction; or (iv) authorize or commit to do any of the foregoing.

(b)              Notwithstanding anything to the contrary in Section 5.02, from the date of this Agreement until the Company’s receipt of the Luxembourg Shareholder Approval, (i) the Company may refrain from enforcing, and may waive, any “standstill” undertaking to the extent that such undertaking prohibits or purports to prohibit a confidential proposal being made to the Company Board (or any committee thereof) if the Company Board (or any committee thereof) has determined that a failure to refrain from such enforcement or a failure to grant such waiver would be inconsistent with its fiduciary duties pursuant to applicable Law; and (ii) the Company and the Company Board (or a committee thereof) may, directly or indirectly through one or more of their Representatives (including the financial advisor to the Company Board), following the execution of an Acceptable Confidentiality Agreement, (A) participate or engage in discussions or negotiations with, or (B) (1) furnish any non-public information relating to the Company or any of its Subsidiaries to or (2) afford access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or of any of its Subsidiaries to, any Person or Group or their respective Representatives that has made, renewed or delivered to the Company a bona fide written Acquisition Proposal after the date of this Agreement that was not solicited in breach of Section 5.02(a), but only if the Company Board has determined in good faith (after consultation with its financial advisor and outside legal counsel) that (I) such Acquisition Proposal either constitutes a Superior Proposal or would be reasonably likely to lead to a Superior Proposal and (II) the failure to take the actions contemplated by this Section 5.02(b) would be inconsistent with its fiduciary duties pursuant to applicable Law. During the Pre-Closing Period, the Company will prior to or contemporaneously make available to Parent and its Representatives any non-public information that is provided to any such Person or its Representatives that was not previously made available to Parent.

(c)              Except as provided by Section 5.02(d), at no time after the date of this Agreement may the Company Board (or a committee thereof) (i) withhold, withdraw, amend, qualify or modify or publicly propose to withhold, withdraw, amend qualify or modify, the Company Board Recommendation in a manner adverse to Parent; (ii) adopt, approve or recommend an Acquisition Proposal; (iii) fail to publicly reaffirm the Company Board Recommendation within three (3) Business Days of the occurrence of a material event or development and after Parent so requests in writing (or if the Luxembourg Shareholders Meeting or the Cayman Shareholder Meeting is scheduled to be held within ten (10) Business Days, then within one Business Day after Parent so requests in writing); (iv) if any Acquisition Proposal structured as a tender or exchange offer is commenced, fail to recommend against acceptance of such tender or exchange offer by the Company’s stockholders within ten Business Days of commencement thereof pursuant to Rule 14d-2 of the Exchange Act or fail to maintain such recommendation against acceptance at any time; or (v) fail to include the Company Board Recommendation in the Shareholder Circulars (any action described in clauses (i) through (v), a “Company Board Recommendation Change”).

(d)              Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to obtaining the Luxembourg Shareholder Approval the Company may effect a Company Board Recommendation Change in response to receiving a bona fide written Acquisition Proposal that the Company Board has concluded in good faith (after consultation with its financial advisor and outside legal counsel) is a Superior Proposal or in response to an Intervening Event, if and only if:

(i)                the Company Board determines in good faith (after consultation with its financial advisor and outside legal counsel) that the failure to take such action would be inconsistent with its fiduciary duties pursuant to applicable Law;

(ii)               in the case of a Superior Proposal, the Company has complied with its obligations pursuant to this Section 5.02 with respect to such Acquisition Proposal in all material respects;

(iii)             the Company has provided prior written notice to Parent at least four (4) Business Days in advance (the “Notice Period”) to the effect that the Company Board has (A) received a bona fide written Acquisition Proposal that has not been withdrawn or that an Intervening Event has arisen; (B) concluded in good faith (after consultation with its financial advisor and outside legal counsel) that such Acquisition Proposal constitutes a Superior Proposal or that such Intervening Event requires a Company Board Recommendation Change; and (C) resolved to effect a Company Board Recommendation Change, which notice will describe the basis for such Company Board Recommendation Change, including the identity of the Person or Group making such Acquisition Proposal and the terms of such Acquisition Proposal and includes copies of all relevant documents relating to such Acquisition Proposal or the facts and circumstances of such Intervening Event; and

(iv)              prior to effecting such Company Board Recommendation Change, the Company and its Representatives, until 5 p.m. on the last day of the Notice Period, have (A) negotiated with Parent and its Representatives in good faith (to the extent that Parent requests to negotiate) to make such adjustments to the terms and conditions of this Agreement and the other Transaction Documents so that such Acquisition Proposal would cease to constitute a Superior Proposal or such Intervening Event no longer requires a Company Board Recommendation Change; and (B) permitted Parent and its Representatives to make a presentation to the Company Board regarding this Agreement and any adjustments with respect thereto (to the extent that Parent requests to make such a presentation), it being understood that (1) in the event of change to the form or amount of consideration or any other material revision, amendment, update or supplement to such Acquisition Proposal or a material development relating to the Intervening Event, the Company will be required to deliver a new written notice to Parent and to comply with the requirements of this Section 5.02(d) with respect to such new written notice (with the Notice Period in respect of such new written notice being three (3) Business Days); and (2) at the end of the Notice Period, the Company Board must have in good faith (after consultation with its financial advisor and outside legal counsel) reaffirmed its determination that such bona fide written Acquisition Proposal is a Superior Proposal or that such Intervening Event requires a Company Board Recommendation Change.

(e)              During the Pre-Closing Period, the Company will promptly (and, in any event, within twenty-four (24) hours from the receipt thereof) notify Parent in writing if an Acquisition Proposal or inquiry related to the making of an Acquisition Proposal is received by, any non-public information is requested from, or any discussions or negotiations are sought to be initiated or continued with, the Company or any of its Representatives. Such notice must include (i) the identity of the Person or Group making such proposal, inquiry or request; and (ii) a summary of the terms and conditions of such proposal, inquiry or request and, if in writing, a copy thereof. Thereafter, the Company must keep Parent reasonably informed, on a prompt basis, of the status and terms of any such proposal, inquiry or request (including any amendments thereto) and the status of any such discussions or negotiations (and, in any event, within twenty-four (24) hours of any change to the form or amount consideration or any other material terms specified in such proposal, inquiry or request).

(f)               Nothing in this Agreement will prohibit the Company or the Company Board from making a customary “stop, look and listen” communication required by applicable Law or any disclosure to the shareholders of the Company (including factually accurate disclosure about the business, financial condition or results of operations of the Company and its Subsidiaries or factually accurate disclosure of the Company’s receipt of an Acquisition Proposal, the identity of the Person or Group making such Acquisition Proposal, the material terms of such Acquisition Proposal or the operation of this Agreement with respect thereto) that the Company Board, after consultation with its outside legal counsel, has determined in good faith is required by applicable Law (it being understood that any such action or disclosure that constitutes a Company Board Recommendation Change shall be made in compliance with the applicable provisions of this Section 5.02).

(g)              The Company agrees that any action taken by any of its controlled Affiliates or its Representatives that, if taken by the Company, would be a breach of this Section 5.02, will be deemed to constitute a breach by the Company of this Section 5.02.

Section 5.03         Preparation of the Luxembourg Shareholder Circular; Luxembourg Shareholder Meeting.

(a)              As promptly as reasonably practicable after the execution of this Agreement, the Company shall take all necessary actions in accordance with applicable Law, the Company Charter and the rules of the NASDAQ to duly call, give notice of, establish a record date, convene and hold a meeting of its shareholders (including any adjournment, recess, reconvening or postponement thereof, the “Luxembourg Shareholder Meeting”) in the presence of a Luxembourg notary (the “Notary”) for the purpose of obtaining the Luxembourg Shareholder Approval. Unless otherwise agreed in writing by Parent, as soon as reasonably practicable, and in any event within 25 calendar days after commencing dissemination of the first shareholder circular relating to the Luxembourg Shareholder Meeting (as amended or supplemented from time to time, the “Luxembourg Shareholder Circular”) to the record date shareholders of the Company, the Company shall convene and hold the Luxembourg Shareholder Meeting to obtain the Luxembourg Shareholder Approval. Subject to the provisions in Section 5.02, the Company Board shall (i) include the Company Board Recommendation in the Luxembourg Shareholder Circular and (ii) use its reasonable best efforts, including by engaging a reputable proxy solicitor reasonably acceptable to Parent, to obtain and solicit the Luxembourg Shareholder Approval. The Company shall keep Parent reasonably informed on a reasonably current basis, and promptly upon Parent’s request, of the status of its efforts to solicit and obtain the Luxembourg Shareholder Approval. The Company shall permit Parent and its Representatives to attend the Luxembourg Shareholder Meeting as an observer and/or to exercise the Company Shareholder Proxies. The Company shall use reasonable best efforts to cause the Company’s Cayman Islands legal counsel to provide to the Notary prior to or at the Luxembourg Shareholder Meeting an opinion, in form and substance satisfactory to Parent and the Notary, confirming that the Continuation with full corporate and legal title is permitted under Cayman Islands Law. Notwithstanding the foregoing, if on or before the date on which the Luxembourg Shareholder Meeting is scheduled, the Company reasonably believes (based on the opinion of the proxy solicitor) that (A) it will not receive sufficient proxies representing the minimum vote required to obtain the Luxembourg Shareholder Approval, whether or not a quorum is present or (B) it will not have enough Shares represented at the Luxembourg Shareholder Meeting to constitute a quorum necessary to convene, hold or conduct the business of the Luxembourg Shareholder Meeting, the Company shall (and shall at the request of Parent) reconvene, postpone or adjourn, or make one or more successive reconvenings, postponements or adjournments of the Luxembourg Shareholder Meeting, in consultation with Parent, to obtain and solicit sufficient proxies to obtain the Luxembourg Shareholder Approval. The Company may reconvene, postpone or adjourn the Luxembourg Shareholder Meeting to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that the Company Board (or a committee thereof) has determined in good faith, after consultation with outside legal counsel, is required under applicable Law and for such supplemental or amended disclosure to be disseminated in a manner suitable under applicable Law prior to the Luxembourg Shareholder Meeting. Notwithstanding anything to the contrary herein, the Company may not, without the prior written consent of Parent, reconvene, postpone or adjourn the Luxembourg Shareholder Meeting for any reason for a period of more than 10 Business Days on any single occasion or, on any occasion, to a date after the earlier of (x) 20 Business Days after the date on which the Luxembourg Shareholder Meeting was originally scheduled and (y) 10 Business Days before the Termination Date. Without the prior written consent of Parent, the matters contemplated by the Luxembourg Shareholder Circular shall be the only matters (other than matters of procedure and matters required by or advisable under applicable Law in furtherance of consummating the Transactions as contemplated herein) that the Company shall propose to be voted on by the shareholders of the Company at the Luxembourg Shareholder Meeting.

(b)              Unless otherwise agreed to in writing by Parent, the Company shall prepare the Luxembourg Shareholder Circular as promptly as reasonably practicable, and in any event within 35 days after the execution of this Agreement. The Company shall provide Parent with a reasonable opportunity to review and comment on the Luxembourg Shareholder Circular and the Company shall consider in good faith any comments relating thereto reasonably proposed by Parent or its counsel. Subject to Section 5.02, the Company Board shall make the Company Board Recommendation to the Company’s shareholders and shall include such recommendation in the Luxembourg Shareholder Circular. Parent shall provide to the Company all information concerning Parent, Merger Sub Parent and Merger Sub as may be reasonably requested by the Company in connection with the Luxembourg Shareholder Circular.

(c)              The Company hereby acknowledges that, pursuant to the Support Agreement, each of the Significant Shareholders has irrevocably granted to and appointed Parent, and two of Parent’s designated Representatives, as such shareholder’s proxy to vote all of the Shares held by such Significant Shareholder at the Luxembourg Shareholder Meeting, solely on the matters and in the manner specified in the Support Agreement (the “Company Shareholder Proxies”). The Company hereby irrevocably agrees that until the Expiration Date (as defined in the Support Agreement), it shall recognize the grant of any such Company Shareholder Proxy and the exercise thereof by Parent or its designated Representatives in accordance with its terms at any meeting of the shareholders of the Company (including the Luxembourg Shareholder Meeting and any adjournment, reconvening or postponement thereof) and shall not object to the Company Shareholder Proxies being granted to Parent and its designated Representatives.

(d)              Notwithstanding any Company Board Recommendation Change, the Company shall nonetheless duly call, give notice of, establish a record date, convene and hold the Luxembourg Shareholder Meeting for the purposes of obtaining the Luxembourg Shareholder Approval unless this Agreement is terminated in accordance with Article VII prior to the Luxembourg Shareholder Meeting.

Section 5.04         Preparation of the Cayman Shareholder Circular; Cayman Shareholder Meeting.

(a)              As promptly as reasonably practicable after the execution of this Agreement, the Company shall take all necessary actions in accordance with applicable Law, the Company Charter, the Memorandum and Articles of Association and the rules of the NASDAQ to duly call, give notice of, establish a record date, convene and hold a meeting of its shareholders (including any adjournment, recess, reconvening or postponement thereof, the “Cayman Shareholder Meeting”) for the purpose of obtaining the Cayman Shareholder Approval, provided, that, unless otherwise agreed by Parent in writing, the Company shall convene and hold the Cayman Shareholder Meeting to obtain the Cayman Shareholder Approval as promptly as practicable following the occurrence of the Continuation Effective Time. Unless otherwise agreed by Parent in writing, the Company shall mail to the shareholders of the Company a circular relating to the Cayman Shareholder Meeting (as amended or supplemented from time to time, the “Cayman Shareholder Circular” and, together with the Luxembourg Shareholder Circular, the “Shareholder Circulars”) no later than five (5) Business Days prior to the Continuation Effective Time. Immediately following the Continuation Effective Time, the Company shall (i) cause to be publicly available on the SEC Electronic Data Gathering, Analysis, and Retrieval website (by furnishing a filing on Form 6-K or otherwise) and (ii) disseminate and otherwise make available via its website, a convening notice for the Cayman Shareholder Meeting (the “Cayman Convening Notice”), in form and substance reasonably acceptable to Parent, specifying the date, time and location of the Cayman Shareholder Meeting and any other information required under applicable Law and the rules of NASDAQ. The Company Board shall (i) include the Company Board Recommendation in the Cayman Shareholder Circular and the Cayman Convening Notice and (ii) use its reasonable best efforts, including by engaging a proxy solicitor reasonably acceptable to Parent, to obtain and solicit the Cayman Shareholder Approval. The Company shall keep Parent reasonably informed on a reasonably current basis, and promptly upon Parent’s request, of the status of its efforts to solicit and obtain the Cayman Shareholder Approval. The Company shall permit Parent and its Representatives to attend the Cayman Shareholder Meeting. Notwithstanding the foregoing, if on or before the date on which the Cayman Shareholder Meeting is scheduled, the Company reasonably believes (based on the opinion of the proxy solicitor) that (A) it will not receive sufficient proxies representing the minimum vote required to obtain the Cayman Shareholder Approval, whether or not a quorum is present or (B) it will not have enough Continuation Shares represented at the Cayman Shareholder Meeting to constitute a quorum necessary to convene, hold or conduct the business of the Cayman Shareholder Meeting, the Company shall (and shall at the request of Parent) reconvene, postpone or adjourn, or make one or more successive reconvenings, postponements or adjournments of the Cayman Shareholder Meeting, in consultation with Parent, to obtain and solicit sufficient proxies to obtain the Cayman Shareholder Approval. The Company may reconvene, postpone or adjourn the Cayman Shareholder Meeting to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that the Company Board (or a committee thereof) has determined in good faith, after consultation with outside legal counsel, is required under applicable Law and for such supplemental or amended disclosure to be disseminated in a manner suitable under applicable Law prior to the Cayman Shareholder Meeting. Notwithstanding anything to the contrary herein, the Company may not, without the prior written consent of Parent, reconvene, postpone or adjourn the Cayman Shareholder Meeting for any reason for a period of more than two Business Days on any single occasion or, on any occasion, to a date after the earlier of (x) five Business Days after the date on which the Cayman Shareholder Meeting was originally scheduled and (y) 10 Business Days before the Termination Date. Without the prior written consent of Parent, the matters contemplated by the Cayman Shareholder Meeting shall be the only matters (other than matters of procedure and matters required by or advisable under applicable Law in furtherance of consummating the Transactions as contemplated herein) that the Company shall propose to be voted on by the shareholders of the Company at the Cayman Shareholder Meeting.

(b)              Unless otherwise agreed to in writing by Parent, and in any event no later than 10 days following the Luxembourg Shareholder Approval, the Company shall prepare the Cayman Shareholder Circular. The Company shall provide Parent with a reasonable opportunity to review and comment on the Cayman Shareholder Circular and the Company shall consider in good faith any comments relating thereto reasonably proposed by Parent or its counsel. The Company Board shall make the Company Board Recommendation to the Company’s shareholders and shall include such recommendation in the Cayman Shareholder Circular. Parent shall provide to the Company all information concerning Parent, Merger Sub Parent and Merger Sub as may be reasonably requested by the Company in connection with the Cayman Shareholder Circular.

(c)              The Company hereby acknowledges that, pursuant to the Support Agreement, each of the Significant Shareholders has irrevocably granted to and appointed Parent and two of Parent’s designated Representatives as Company Shareholder Proxies at the Cayman Shareholder Meeting, solely on the matters and in the manner specified in the Support Agreement. The Company hereby irrevocably agrees that until the Expiration Date (as defined in the Support Agreement), it shall recognize the grant of any such Company Shareholder Proxy and the exercise thereof by Parent or its designated Representatives in accordance with its terms at any meeting of the shareholders of the Company (including the Cayman Shareholder Meeting and any adjournment, reconvening or postponement thereof) and shall not object to the Company Shareholder Proxies being granted to Parent and its designated Representatives.

(d)              Notwithstanding any Company Board Recommendation Change, the Company shall nonetheless duly call, give notice of, establish a record date, convene and hold the Cayman Shareholder Meeting for the purposes of obtaining the Cayman Shareholder Approval unless this Agreement is terminated in accordance with Article VII prior to the Cayman Shareholder Meeting.

Section 5.05         Filings; Other Actions; Notification and Cooperation.

(a)              The Company and Parent shall cooperate with each other and use, and shall cause their respective Subsidiaries and Affiliates to use, their respective reasonable best efforts to take (or cause to be taken) all actions, and do (or cause to be done) all things necessary, proper or advisable under this Agreement and applicable Laws to consummate and make effective the Transactions as expeditiously as possible, and in no event later than the Termination Date, including (i) preparing and filing all documentation to effect all necessary notices, reports and other filings (and in any event, by filing within fifteen (15) Business Days after the date of this Agreement the pre-merger notification and report forms required to be filed under the HSR Act with respect to the Merger, and as promptly as practicable in the case of all other filings required under any applicable Antitrust Laws with respect to the Transactions) and to apply for and obtain as expeditiously as possible all consents, registrations, approvals, permits, expirations of waiting periods and authorizations necessary or advisable to be obtained from any third party or any Governmental Authority in order to consummate the Transactions, (ii) satisfying the conditions to consummating the Transactions, (iii) defending any lawsuits or other Proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Transactions, (iv) obtaining (and cooperating with each other in obtaining) any consent, approval of, waiver or any exemption by, any non-governmental third party, in each case, to the extent necessary, proper or advisable in connection with the Transactions, (v) obtaining all consents, waivers and approvals and delivering all notifications pursuant to any Material Contract in connection with this Agreement and the consummation of the Transactions so as to maintain and preserve the benefits to the Surviving Company of such Material Contracts as of and following the consummation of the Transactions and (vi) executing and delivering any reasonable additional instruments necessary to consummate the Transactions and to fully carry out the purposes of this Agreement.

(b)              Subject to Section 5.05(c), in the event that the parties receive a request for information or documentary material pursuant to the HSR Act or any other applicable Antitrust Laws, or pursuant to the application for any Gaming Consent, the parties will use their reasonable best efforts to submit an appropriate response as promptly as reasonably practicable, and counsel for both parties will closely cooperate in connection with such response. None of the parties, including their respective Subsidiaries and Affiliates, shall knowingly take, cause or permit to be taken, or omit to take, any action which such party reasonably expects is likely to materially delay or prevent consummation of the Transactions, unless otherwise agreed to by the parties.

(c)              Parent and the Company shall cooperate and consult with each other in connection with the making of all filings, notifications, communications, submissions, applications, and any other actions pursuant to this Section 5.05. No party hereto or its counsel shall independently participate in any substantive call or meeting relating to Antitrust Laws or the application for any Gaming Consent with any Governmental Authority in respect of such filings, investigation, application, or other inquiry without first giving the other party or its counsel prior notice of such call or meeting and, to the extent permitted by such Governmental Authority, the opportunity to attend and participate. In furtherance of the foregoing and to the extent permitted by applicable Law, but subject to Section 5.05(f), (i) each party shall notify the other, as far in advance as practicable, of any filing or material or substantive communication or inquiry it or any of its Subsidiaries intends to make with any Governmental Authority relating to Antitrust Laws with respect to the Transactions or the Governmental Clearances, or relating to the application for any Gaming Consent, (ii) prior to submitting any such filing or making any such communication or inquiry, such party shall provide the other party and its counsel a reasonable opportunity to review, and shall consider in good faith the comments of the other party in connection with, any such filing, communication or inquiry, (iii) promptly following the submission of such filing or making such communication or inquiry, provide the other party with a copy of any such filing or, if in written form, communication or inquiry and (iv) consult with the other party in connection with any inquiry, hearing, investigation or litigation by, or negotiations with, any Governmental Authority relating to the Transactions, including the scheduling of, and strategic planning for, any meetings with any Governmental Authority relating thereto. To the extent that it is required by applicable Gaming Laws or Gaming Regulatory Authority that an application for any Gaming Consent must be submitted by the Company or any of its Subsidiaries, whether separately or in conjunction with Parent (or its Affiliates), then the Company shall, and shall cause its Subsidiaries to, promptly submit such applications after having given Parent the reasonable opportunity to review, comment on and approve the contents of the completed application (and any attachments or supplements thereto). In exercising the foregoing cooperation, the Company and Parent each shall act reasonably and as promptly as reasonably practicable; provided, that each of Parent and the Company undertakes use reasonable best efforts to provide, as soon as reasonably practicable, and in any event before any applicable deadline or due date, all non-confidential and non-proprietary information as may reasonably be required by the other party or any of such party’s Subsidiaries and controlled Affiliates, for inclusion in any filings, notifications or submissions to any relevant Governmental Authorities for the purposes of obtaining the consents, approvals and Gaming Consents required or for inclusion in any responses to any requests for further information following such filings, notifications or submissions, unless Parent or the Company is permitted by applicable Law or the relevant Governmental Authority to provide such information directly to the relevant Governmental Authority in which case Parent or the Company, as the case may be, shall be permitted to provide such information directly to do so.

(d)              In furtherance and not in limitation of the covenants of the parties contained in this Section 5.05, each of the parties hereto, including their respective Subsidiaries and Affiliates, shall use its reasonable best efforts to resolve such objections, if any, as may be asserted by any Governmental Authority in connection with the HSR Act, any other applicable Antitrust Laws with respect to the Transactions, or in relation to the application for any Gaming Consent, and to avoid the entry of, or effect the dissolution of, any decree, order, judgment, injunction, temporary restraining order or other order in any suit or other Proceeding, that would otherwise have the effect of preventing the consummation of the Transactions. For the purposes of this Section 5.05, “reasonable best efforts” shall include taking any and all actions (such actions, together with the actions required under Section 5.05(e), the “Regulatory Actions”) necessary to obtain the consents, approvals, permits, waiting period expirations or authorizations of any Governmental Authority required to consummate the Transactions by no later than the Termination Date, including defending through litigation on the merits of any claim asserted in court by any party in order to avoid entry of, or to have vacated or terminated, any decree, order or judgment (whether temporary, preliminary or permanent) that would prevent the Closing from occurring prior to the Termination Date.

(e)              In furtherance and not in limitation of the covenants of the parties contained in this Section 5.05, but subject to the restrictions as described in Section 5.05(f), if any administrative or judicial Proceeding, including any such Proceeding by a private party, is instituted (or threatened to be instituted) challenging any of the Transactions as violative of any applicable Antitrust Law, each of the Company and Parent shall use reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts the consummation of the Transactions.

(f)               Notwithstanding anything herein to the contrary:

(i)                  None of Parent, Merger Sub or any of their respective Affiliates shall be required to (and, without the prior written consent of Parent, none of the Company or its Affiliates may) (A) offer, negotiate, commit to or effect (1) by consent decree, hold separate order or otherwise, (I) the sale, divestiture, license, other disposition of, or imposition of any Lien or impediment upon, any and all of the capital stock or other equity or voting interests, assets (whether tangible or intangible), rights, products or businesses of Parent, Merger Sub, their respective Affiliates, the Company or any of its controlled Affiliates or (II) any other restrictions on the activities of Parent, Merger Sub, their respective Affiliates, the Company or any of its controlled Affiliates, including any limitation on the ability of Parent, Merger Sub, their respective Affiliates, the Company or its controlled Affiliates to conduct their respective businesses or own any capital stock or assets or to acquire, hold or exercise full rights of ownership of their respective businesses or assets and, in the case of Parent, the businesses or assets of the Company and its Subsidiaries; or (2) any concession, release, admission of liability, compromise, settlement or loss of rights in connection with any actual or threatened Proceeding (such actions under clauses (1) and (2), each, a “Remedy Action”), to the extent that such Remedy Action would, or would reasonably be expected to, individually or in the aggregate, have a material adverse impact on Parent, the Company, and their respective Subsidiaries, taken as a whole, with materiality, for the purposes of this provision, being measured on a scale relative to the size of the Company and its Subsidiaries, taken as a whole (and the aggregate financial and operating metrics of the Company and its Subsidiaries, taken as a whole) (a “Regulatory Detriment”), and provided that, in determining whether a Regulatory Detriment has occurred, any adverse impact on the benefits and/or advantages reasonably expected to be received by Parent from the Transactions may be taken into account; or (B) pay any consideration, provide any guarantees or forms of credit support or profit-sharing, or agree to any modifications of existing Contracts or enter into new Contracts (other than the payment of customary filing, notification and application fees to Governmental Authorities) in connection with obtaining any waiver, consent, or approvals from any Governmental Authority or other third Person in connection with this Agreement or the Transactions.

(ii)               Parent shall on behalf of the parties (including their Affiliates), control and lead the strategy for all communications, meetings and negotiations in connection with obtaining consents, registrations, approvals, permits, expirations of waiting periods and authorizations necessary or advisable to be obtained from any third party or any Governmental Authority that is not a Gaming Regulatory Authority in order to consummate the Transactions, and Parent shall, on behalf of the parties (including their Affiliates) control and lead the defense strategy for dealing with any administrative or judicial action or proceeding that is initiated or threatened to be initiated challenging this Agreement or the Transactions that are brought by or against any Governmental Authority or relate to any applicable Antitrust Laws; provided, that Parent shall consult with, and consider in good faith the view of, the Company in connection with such strategy;

(iii)             The Company shall control the strategy for all communications, meetings and negotiations in connection with obtaining consents, registrations, approvals, permits, expirations of waiting periods and authorizations necessary or advisable to be obtained from any Gaming Regulatory Authority in order to consummate the Transactions; provided, that the Company shall consult with, and consider in good faith the view of, Parent in connection with such strategy;

(iv)              without the prior consent of Parent, the Company shall not undertake, or agree with or propose to any Governmental Authority or third party to undertake, any Regulatory Actions;

(v)                Without expanding the scope of the obligations of Parent and its Affiliates, it is understood that each party’s obligations to take or cause to take any actions described in this Section 5.05, shall be subject, in all cases, to the right of Parent, in Parent’s good faith reasonable discretion, to take reasonable periods of time in order to advocate and negotiate with any third parties and Governmental Authorities with respect to such actions (but in no case shall such advocacy or negotiation serve as a basis to prevent Closing to occur by the Termination Date); and

(vi)              subject to the Company’s consultation and participation rights described above, if there are multiple alternative actions or remedies which may result in obtaining consents, registrations, approvals, permits, expirations of waiting periods and authorizations necessary or advisable to be obtained from any third party or any Governmental Authority in order to consummate the Transactions, then Parent shall have sole discretion over which alternative actions or remedies to propose (to the extent that no such remedies take effect prior to the Closing without the Company’s consent).

(g)              Information. The Company and Parent each shall, upon request by the other, promptly furnish the other with all information concerning itself, its Subsidiaries, Affiliates, directors, officers and shareholders and such other matters as may be reasonably requested by the other party that is necessary or advisable in connection with any statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any third party or any Governmental Authority in connection with the Transactions; provided, that materials provided pursuant to this Section 5.05 may be reasonably redacted as necessary to address reasonable privilege concerns and applicable Privacy Requirements and Parent may redact from documents shown to the Company nonpublic information relating to the businesses of Parent and its Affiliates.

(h)              Status. The Company and Parent shall keep each other reasonably apprised of the status of matters relating to completion of the Transactions, including promptly furnishing the other with copies of any notice or other communications received by the Company or Parent, as the case may be, or any of their respective Subsidiaries or Affiliates from any third party or any Governmental Authority with respect to the Transactions, other than immaterial communications.

Section 5.06         Public Announcements. The Company and Parent shall consult with each other prior to issuing or making, and provide each other the opportunity to review and comment on, any press releases or other public announcements with respect to the Transactions, including the Continuation and the Merger, and any filings with any third party or any Governmental Authority (including any national securities exchange) with respect thereto, except (a) as may be required by applicable Law or by obligations pursuant to any listing agreement with or rules of any foreign or U.S. securities exchange or NASDAQ or the Australian Securities Exchange, (b) any consultation that would not be reasonably practicable as a result of requirements of applicable Law or obligations pursuant to the listing rules of any foreign or U.S. securities exchange, (c) any press release or public statement that in the good faith judgment of the applicable party is consistent with prior press releases issued or public statements made in compliance with this Section 5.06 or (d) with respect to any Company Board Recommendation Change made in accordance with this Agreement or Parent’s response thereto.

Section 5.07         Access to Information; Confidentiality. Upon reasonable advance notice (and in any event not less than twenty-four (24) hours’ notice), and except as may otherwise be required by applicable Law, (x) the Company shall, and shall cause its Subsidiaries, and shall direct its and their Representatives to, afford Parent and its Subsidiaries reasonable access, during normal business hours during the period prior to the Effective Time, to the Company’s and its Subsidiaries’ management, properties, assets, books, records, Tax Returns and Contracts and, (y) during such period, the Company shall, and shall cause its Subsidiaries to, furnish promptly to Parent and its Subsidiaries all information concerning its or any of its Subsidiaries’ capital stock, business and personnel as may reasonably be requested by Parent for any reasonable business purpose related to the post-Closing integration of the Company with Parent or the consummation of the Merger or the other Transactions, provided, that no investigation pursuant to this Section 5.07 or information provided, made available or delivered to Parent or its Representatives pursuant to this Agreement shall affect or be deemed to modify any representation or warranty made by the Company, provided further, that the foregoing shall not require the Company to permit any invasive environmental sampling or similar invasive environmental inspection or to disclose any information pursuant to this Section 5.07, to the extent that (i) in the reasonable and good faith judgment of the Company, any applicable Law or Order requires the Company or its Subsidiaries to restrict or prohibit access to any such information or disclosure thereof would expose the Company to an unreasonable risk of liability for disclosure of sensitive or personal information, (ii) the information is subject to confidentiality obligations to a third party or its disclosure would violate the terms of any confidentiality agreement or other Contract that is binding on the Company or any of its Subsidiaries, or (iii) disclosure of any such information or document would result in the waiver or loss of attorney-client privilege, work product doctrine or any other legal privilege; provided further, that with respect to the foregoing clauses (i) through (iii) of this Section 5.07, the Company shall use its reasonable best efforts to (A) obtain the required consent of any such third party to provide such disclosure, (B) develop an alternative to providing such information so as to address such matters that is reasonably acceptable to the Company and (C) in the case of clauses (i) and (iii), implement appropriate and mutually agreeable measures to permit the disclosure of such information in a manner to remove the basis for the objection, including by arrangement of appropriate clean room procedures, redaction (solely to the extent necessary) or entry into a customary joint defense agreement with respect to any information to be so provided, if the parties determine that doing so would reasonably permit the disclosure of such information without violating applicable Law or jeopardizing such privilege. Any investigation pursuant to this Section 5.07 shall be conducted in such a manner as not to interfere unreasonably with the conduct of the business of the Company. All requests for information made pursuant to this Section 5.07 shall be directed to an executive officer of the Company or such Person as may be designated by any such executive officer. Until the Effective Time, all information provided between the parties hereto and their respective Representatives (whether pursuant to this Agreement or otherwise) shall be subject to the terms of the letter agreement dated as of January 25, 2023 by and between the Company and Aristocrat Technologies, Inc. (the “Confidentiality Agreement”).

Section 5.08         Indemnification and Insurance.

(a)              From and after the Effective Time, the Surviving Company shall and Parent shall cause the Surviving Company to (i) indemnify and hold harmless each individual who at the Effective Time is, or at any time prior to the Effective Time was, a director or officer of the Company or of a Subsidiary of the Company (each, an “Indemnitee” and, collectively, the “Indemnitees”) with respect to all claims, liabilities, losses, damages, judgments, fines, penalties, costs (including amounts paid in settlement or compromise) and expenses (including fees and expenses of legal counsel) in connection with any Action (whether civil, criminal, administrative or investigative), whenever asserted, based on or arising out of, in whole or in part, (A) the fact that an Indemnitee was a director or officer of the Company or such Subsidiary or (B) acts or omissions by an Indemnitee in the Indemnitee’s capacity as a director, officer, employee or agent of the Company or such Subsidiary or taken at the request of the Company or such Subsidiary (including in connection with serving at the request of the Company or such Subsidiary as a director, officer, employee, agent, trustee or fiduciary of another Person (including any employee benefit plan)), in each case under clause (A) or (B), at, or at any time prior to, the Effective Time (including any Action relating in whole or in part to this Agreement and the Transactions or relating to the enforcement of this provision or any other indemnification or advancement right of any Indemnitee), to the fullest extent permitted under applicable Law, pursuant to the Company Charter and the Organizational Documents as in effect on the date of this Agreement, and following the Continuation Effective Time, in the Memorandum and Articles of Association and in any written agreement in existence as of the date of this Agreement and previously made available to Parent providing for indemnification between the Company and any Indemnitee and (ii) assume all obligations of the Company and such Subsidiaries to the Indemnitees in respect of indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time as provided in the Company Charter and the Organizational Documents as in effect on the date of this Agreement and, following the Continuation Effective Time, in the Memorandum and Articles of Association, and in any written agreement in existence as of the date of this Agreement providing for indemnification between the Company and any Indemnitee and previously made available to Parent. Without limiting the foregoing, Parent, from and after the Effective Time, shall cause, unless otherwise required by Law, the Memorandum and Articles of Association to contain provisions no less favorable to the Indemnitees with respect to indemnification, advancement of expenses and exculpation of the Indemnitees than are set forth as of the date of this Agreement in the Company Charter, which provisions shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Indemnitees.

(b)              Prior to the Effective Time, the Company shall obtain and fully pay for “tail” insurance policies with a claims period of at least six (6) years from and after the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with benefits and levels of coverage at least as favorable as the Company’s existing policies with respect to matters existing or occurring at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby) (the “D&O Tail Policy”); provided, however that in no event shall the cost of the D&O Tail Policy exceed three-hundred percent (300%) of the annual premiums paid by the Company prior to the date hereof in respect of the D&O Insurance. If the Company for any reason fails to obtain such “tail” insurance policies as of the Effective Time, the Surviving Company shall, and Parent shall cause the Surviving Company to, continue to maintain in effect for a period of at least six (6) years from and after the Effective Time the D&O Insurance in place as of the date of this Agreement with benefits and levels of coverage at least as favorable as provided in the Company’s existing policies as of the date of this Agreement, or the Surviving Company shall, and Parent shall cause the Surviving Company to, purchase comparable D&O Insurance for such six-year period with benefits and levels of coverage at least as favorable as provided in the Company’s existing policies as of the date of this Agreement; provided, however that in no event shall the Company expend, or Parent or the Surviving Company be required to expend for such policies, an annual premium amount in excess of three-hundred percent (300%) of the annual premiums paid by the Company prior to the date hereof in respect of the D&O Insurance; and, provided, further that if the premium for such insurance coverage exceeds such amount, the Surviving Company shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(c)              The provisions of this Section 5.08 are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnitee, his or her heirs and his or her Representatives and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such individual may have under the Company Charter, by contract or otherwise. The obligations of Parent and the Surviving Company under this Section 5.08 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnitee to whom this Section 5.08 applies unless (x) such termination or modification is required by applicable Law or (y) the affected Indemnitee shall have consented in writing to such termination or modification (it being expressly agreed that the Indemnitees to whom this Section 5.08 applies shall be third-party beneficiaries of this Section 5.08).

(d)              In the event that Parent, the Surviving Company or any of their respective successors or assigns (i) consolidates, amalgamates with or merges into any other Person and is not the continuing or Surviving Company or entity of such consolidation, amalgamation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Company shall assume all of the obligations thereof set forth in this Section 5.08.

(e)              Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in Section 5.08(a) is not prior to or in substitution for any such claims under such policies.

Section 5.09         Employee Matters.

(a)              For a period of one year following the Effective Time (or, other than with respect to post-termination benefits and payments, if shorter, until an employee is no longer employed by Parent or any of its Subsidiaries), Parent shall provide, or shall cause the Surviving Company (or in the case of a transfer of all or substantially all the assets and business of the Surviving Company, its successors and assigns) to provide, each individual who is employed by the Company or any of its Subsidiaries immediately prior to the Effective Time (each, a “Company Employee”) with compensation (including incentive compensation opportunities) and employee benefits that are substantially comparable in the aggregate to the compensation (including incentive compensation opportunities) and employee benefits provided to the Company Employees immediately prior to the Effective Time, provided, however, that each Company Employee’s base salary and hourly wages shall be no less than the base salary or hourly wages provided to such Company Employee immediately prior to the Effective Time; provided further, , however, that no equity-based, retention, change-in-control or other special or non-recurring compensation or benefits provided prior to the Closing Date shall be taken into account for purposes of this Section 5.09(a).

(b)              With respect to all employee benefit plans of the Surviving Company and its Subsidiaries, including any “employee benefit plan” (as defined in Section 3(3) of ERISA), each Company Employee’s service with the Company or any of its Subsidiaries (as well as service with any predecessor employer of the Company or any such Subsidiary, to the extent service with the predecessor employer was recognized by the Company or such Subsidiary) shall be treated as service with the Surviving Company or any of its Subsidiaries (or in the case of a transfer of all or substantially all the assets and business of the Surviving Company, its successors and assigns); provided, however, that such service need not be recognized (i) to the extent that such recognition would result in any duplication of benefits for the same period of service or (ii) for purposes of benefit accrual under any defined benefit pension plan.

(c)              Without limiting the generality of Section 5.09(a) Parent shall, or shall cause the Surviving Company to, waive, or cause to be waived, any pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods under any welfare benefit plan maintained by the Surviving Company or any of its Subsidiaries in which Company Employees (and their eligible dependents) will be eligible to participate from and after the Effective Time, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable Company Plan immediately prior to the Effective Time. Parent shall, or shall cause the Surviving Company to, recognize the dollar amount of all co-payments, deductibles and similar expenses incurred by each Company Employee (and his or her eligible dependents) during the calendar year in which the Effective Time occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which they may be eligible to participate from and after the Effective Time.

(d)              The provisions of this Section 5.09 are solely for the benefit of the parties to this Agreement, and no provision of this Section 5.09 is intended to, or shall, (i) constitute the establishment or adoption of or an amendment to any employee benefit plan for purposes of ERISA or otherwise, (ii) create any right in any Company Employee to continued employment by Parent, the Company, the Surviving Company, or any Affiliate thereof, or limit the ability of Parent, the Company, the Surviving Company, or any Affiliate thereof, to terminate the employment of any Company Employee for any reason, (iii) require the Company, Parent, the Surviving Company, or any Affiliate thereof to continue any Company Plan or prevent the amendment, modification, or termination thereof after the Effective Time, or (iv) confer upon or vest in any Company Employee or other Person any rights or remedies. No current or former employee or any other individual associated therewith shall be regarded for any purpose as a third-party beneficiary of this Agreement or have the right to enforce the provisions hereof.

(e)              With respect to the Merger, any notice to or consultation with any employee Representative required under any collective bargaining agreement or other agreement with a labor union, works council or like organization or applicable Law has been, or prior to the Closing will be, timely completed by the Company and its Subsidiaries. Parent shall cooperate with the Company and its Subsidiaries in connection with any such consultations and, if and to the extent reasonably requested by the Company and its Subsidiaries, shall participate therein and provide such information and materials as are reasonably requested by the Company and its Subsidiaries in connection therewith.

Section 5.10         Notification of Certain Matters; Shareholder Litigation. Prior to the earlier of the Effective Time or the valid termination of this Agreement, the Company shall control the defense of any litigation brought by shareholders of the Company against the Company and/or its directors relating to this Agreement, the Continuation, the Merger or the other Transactions (whether directly or on behalf of the Company and its Subsidiaries or otherwise); provided, however, that the Company shall promptly notify Parent of any such shareholder litigation, keep Parent reasonably informed with respect to the status thereof and give Parent the right to review and comment on all material filings or responses to be made by the Company in connection with any such litigation, and the right to consult on the settlement, release, waiver or compromise of any such litigation, and the Company shall in good faith take such comments into account, and no such settlement, release, waiver or compromise of such litigation shall be agreed to without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed). This Section 5.10 is without prejudice to the provisions in Section 2.10 relating to Dissenting Shares.

Section 5.11         Stock Exchange De-listing. The Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary, proper or advisable on its part to, promptly following the Effective Time, cause the Shares to be de-listed from NASDAQ and any other stock exchange on which the Shares are trading and de-registered under the Exchange Act.

Section 5.12         Treatment of Repaid Indebtedness. As promptly as reasonably practicable following the date hereof, the Company shall use reasonable best efforts to (a) either (i) obtain customary pay-off letters (the “Debt Payoff Letters”) and lien terminations (the “Release Documents”), in each case, in form and substance reasonably acceptable to Parent, for the release of all Liens related to, and the prepayment, payoff, discharge and termination in full of all obligations outstanding under all Repaid Indebtedness, or (ii) other verifiable evidence reasonably acceptable to the Parent of the discharge and termination of all obligations outstanding under all other Repaid Indebtedness, (b) provide Parent with copies of such Debt Payoff Letters, Release Documents, or other evidence at least seven (7) Business Days prior to the Closing Date and (c) give (by the date required under the Repaid Indebtedness) any necessary notices (including notices of prepayment) and otherwise take any action required under the Repaid Indebtedness or the Debt Payoff Letters to ensure (x) the prepayment, payoff, discharge and termination in full of all obligations outstanding under the Repaid Indebtedness and (y) the release of all Liens related thereto, in each case, on the Closing Date.

Section 5.13         Takeover Laws. If any Takeover Law is or may become applicable to the Company, the Significant Shareholders, Parent, Merger Sub, the Transactions, including the Continuation or the Merger, the Shares or the Continuation Shares, the Company Board shall grant such approvals and take all necessary actions so that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise use reasonable best efforts to act to eliminate or minimize the effects of such Takeover Law on the Company, the Significant Shareholders, Parent, Merger Sub, the Transactions, including the Continuation or the Merger, the Shares or the Continuation Shares.

Section 5.14         Control of the Company’s or Parent’s Operations. Nothing contained in this Agreement shall give Parent or the Company, directly or indirectly, rights to control or direct the operations of the other prior to the Effective Time. Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of its operations.

Section 5.15         Merger Sub Parent Approval. Parent shall, and shall cause Merger Sub Parent, in its capacity as the sole direct shareholder of Merger Sub, to, by written consent, approve and adopt this Agreement, the Statutory Plan of Merger (including the memorandum and articles of association enclosed therewith) and the Transactions, including the Merger, immediately following the execution and delivery of this Agreement (the “Merger Sub Parent Approval”).

Section 5.16         Director and Officer Resignations. If requested in writing by Parent, the Company shall use reasonable best efforts to obtain and deliver to Parent prior to the Closing Date, in form reasonably satisfactory to Parent, resignations effective as of the Effective Time executed by each director and officer of Company and its Subsidiaries so requested by Parent.

Section 5.17         Options Tax Ruling. Subject to the restrictions as described in Section 5.05(f):

(a)              Prior to the Closing, the Company and its Israeli Subsidiaries shall file with the ITA, in a form reasonably acceptable to Parent (with Parent having had a reasonable opportunity to review, comment and approve the final forms prior to their being filed with the ITA), an application for a ruling that provides (A) that the treatment of all Vested 102 Trustee Continuation Equity Awards as contemplated by Section 2.08(a)(i) or Section 2.08(b)(i), as applicable, and the delivery to the 102 Trustee of all amounts due to the holders of Vested 102 Trustee Continuation Equity Awards and Company 102 Shares, in each case prior to the lapse of the 102 Trust Period, shall not be treated as a breach of the provisions of Section 102(b)(2) of the ITO, provided, that the applicable consideration paid to the holders of Vested 102 Trustee Continuation Equity Awards and to the holders of Company 102 Shares is deposited for the duration of the 102 Trust Period with the 102 Trustee and that such consideration shall be considered under Section 102(b)(2) of the ITO to be income subject to the “capital gains route”; (B) that Parent and anyone acting on its behalf, including the Paying Agent, shall be exempt from withholding Tax in relation to any payments or consideration transferred to the 102 Trustee in relation to Vested 102 Trustee Continuation Equity Awards and Company 102 Shares; (C) that (w) unvested Company Options that are Company 102 Options or Company 3(i) Options becoming and being deemed Unvested Continuation Options, (x) the exchange of Unvested Continuation Options that were originally granted as Company 102 Options or Company 3(i) Options for options with respect to Parent Common Shares, (y) unvested Company RSUs that are Company 102 RSUs becoming and being deemed Unvested Continuation RSUs and (z) the exchange of Unvested Continuation RSUs that were originally granted as Company 102 RSUs for restricted share units with respect to Parent Common Shares not result in a Taxable event pursuant to Section 3(i) or Section 102 of the ITO, and a Tax continuity shall apply, including for the purposes of Section 102 of the ITO, with regard to the requisite holding period, which shall be deemed to have begun at the time of the original issuance of the Company Option or Company RSU, as applicable, and the classification of any gain thereunder shall remain classified as capital gains; and (D) any other instructions or determinations as may be provided by the ITA (the “Options Tax Ruling”).

(b)              If the Options Tax Ruling is not granted prior to the Closing Date, the Company shall use reasonable best efforts to seek to receive prior to the Closing Date an interim Tax ruling confirming that Parent and anyone acting on its behalf (including the Paying Agent) shall be exempt from the requirement to withhold Taxes in Israel on any payments made with respect to Vested 102 Trustee Continuation Equity Awards or Company 102 Shares (which ruling may be subject to customary conditions regularly associated with such a ruling) (the “Interim Options Tax Ruling”).

(c)              The Company and Parent shall cooperate with each other and use, and shall cause their respective Subsidiaries and Affiliates to use, their respective reasonable best efforts to take (or cause to be taken) all actions, and do (or cause to be done) all things necessary, proper or advisable under this Agreement and applicable Laws to obtain the Interim Options Tax Ruling and the Options Tax Ruling as promptly as practicable; provided, however, that if neither ruling is obtained for any reason whatsoever by the Closing Date, the Closing shall not be delayed or postponed, or give rise to any right of termination of this Agreement, and obtaining the Interim Options Tax Ruling and the Options Tax Ruling, as applicable is not a condition to Closing.

Section 5.18         U.S. Tax Matters. The parties hereto shall report the Continuation as a “reorganization” under Section 368(a)(1)(F) of the Code. This Agreement is intended to constitute and is hereby adopted as a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) for purposes of Sections 354, 361 and 368 of the Code and the Treasury Regulations thereunder with respect to the Continuation.

ARTICLE VI
CONDITIONS PRECEDENT

Section 6.01         Conditions to the Company’s Obligation to Effect the Continuation. The obligations of the Company to effect the Continuation shall be subject to the satisfaction (or waiver by the parties, to the extent permissible under applicable Law) of the following conditions; provided however that Parent may, in its sole discretion, unilaterally waive the satisfaction of any Gaming Consent required under Section 6.01(b) (to the extent waiver of such Gaming Consent is permissible under applicable Law) and, upon such waiver by only Parent, such Gaming Consent under Section 6.01(b) shall be deemed waived:

(a)              Luxembourg Shareholder Approval. The Luxembourg Shareholder Approval shall have been obtained.

(b)            Governmental Clearances. (i) The waiting period applicable to the consummation of Transactions under the HSR Act shall have expired or been earlier terminated and (ii) the consents, approvals, clearances and other authorizations for the consummation of the Transactions set forth on Schedule 6.01(b) to this Agreement shall have been obtained and any applicable waiting periods with respect thereto shall have expired or been terminated (the foregoing (i) and (ii) collectively and together with the CMA Confirmation (as defined below), the “Governmental Clearances”).

(c)              No Injunctions or Restraints. (i) No injunction, judgment or ruling enacted, promulgated, issued, entered, amended or enforced by any Governmental Authority shall be in effect restraining, enjoining or prohibiting consummation of any of the Transactions and (ii) there shall not be any action taken, or any Law enacted, entered, enforced or made applicable to Transactions, by any Governmental Authority of competent jurisdiction that makes the consummation of any of the Transactions illegal or otherwise restrains, enjoins or prohibits the Transactions (collectively, “Restraints”).

(d)              Other Conditions. The conditions in Section 6.03 and Section 6.04 shall have been satisfied or, to the extent permissible under applicable Law, waived (except for those conditions that by their terms or nature are to be satisfied at the Closing, but which conditions are then-capable of being satisfied if the Closing were to then occur).

(e)              Parent Continuation Certificate. The Company shall have received at or prior to the Continuation Closing a certificate (the “Parent Continuation Closing Certificate”) signed on behalf of Parent by senior executive of Parent to the effect that, assuming the accuracy and delivery by the Company to Parent of (i) the Company Continuation Closing Certificate at or prior to the Continuation Closing) and (ii) the Company Certificate on the Closing Date, as of the Continuation Closing Date, Parent has no Knowledge of any Effect (or the magnitude or consequences of such Effect) that has caused or that would cause any of the conditions set forth in Section 6.02, Section 6.03 or Section 6.04 not to be satisfied on the Closing Date (assuming the Closing Date will occur within three (3) Business Days of the date of the Parent Continuation Closing Certificate).

(f)               Company Continuation Certificate. Parent shall have received at or prior to the Continuation Closing a certificate (the “Company Continuation Closing Certificate”) signed on behalf of the Company by a senior executive officer of the Company to the effect that, assuming the accuracy and delivery of Parent to the Company of (i) the Parent Continuation Closing Certificate at or prior to the Continuation Closing and (ii) the Parent Certificate on the Closing Date, as of the Continuation Closing Date, the Company has no Knowledge of any Effect (or the magnitude or consequences of such Effect) that has caused or that would cause any of the conditions set forth in Section 6.02, Section 6.03 or Section 6.04 not to be satisfied on the Closing Date (assuming the Closing Date will occur within three (3) Business Days of the date of the Parent Continuation Closing Certificate).

For the avoidance of doubt, in the event of an occurrence of a Closing Failure following the date of this Agreement, the satisfaction or waiver (to the extent permitted under applicable Law) of any of the foregoing conditions set forth in this Section 6.01 shall be determined and measured following any such Closing Failure and any satisfaction or waiver of such condition prior to such Closing Failure shall be disregarded.

Section 6.02         Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of the Company, Parent and Merger Sub to effect the Merger shall be subject to the satisfaction (or waiver by the parties, to the extent such waiver is permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a)              Continuation. The Continuation Effective Time shall have occurred (it being understood that, if a Re-Continuation shall have subsequently occurred, then the Continuation Effective Time that preceded such Re-Continuation shall be disregarded for purposes of satisfying this Section 6.02(a)).

(b)              Cayman Shareholder Approval. The Cayman Shareholder Approval shall have been obtained after the Continuation Effective Time occurred (it being understood that, if a Re-Continuation shall have subsequently occurred, then any Cayman Shareholder Approval that preceded such Re-Continuation shall be disregarded for purposes of satisfying this Section 6.02(b)).

(c)              Other Conditions Satisfied. The conditions set forth in Section 6.01(a), Section 6.01(b) and Section 6.01(c) shall remain satisfied (or waived, to the extent such waiver is permissible under applicable Law) as of the Closing Date.

Section 6.03         Conditions to Obligations of Parent and Merger Sub to Effect the Merger. The obligations of Parent and Merger Sub to effect the Merger are further subject to the satisfaction (or waiver by Parent, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a)              Representations and Warranties of the Company. The representations and warranties of the Company set forth in (i) Section 3.02(a), Section 3.02(b),Section 3.02(d) and the second sentence and the penultimate sentence of Section 3.02(g) shall be true and correct in all respects, subject only to de minimis inaccuracies, as of the Closing Date (in each case except to the extent that any such representation and warranty speaks as of a particular date, in which case such representation and warranty shall be true and correct as of such particular date), (ii) Section 3.01, Section 3.02(c), Section 3.02(e), Section 3.02(f), Section 3.02(g) (other than the second sentence and the penultimate sentence), Section 3.03(a), Section 3.03(b), Section 3.03(d), Section 3.03(e), Section 3.06, Section 3.14, Section 3.20 and Section 3.21 that (A) are not qualified by Material Adverse Effect or other materiality qualifications will be true and correct in all material respects, in each case, as of the Closing Date (except to the extent that such representation and warranty speaks as of a particular date, in which case such representation and warranty shall be true and correct in all material respects as of such particular date) and (B) that are qualified by Material Adverse Effect or other materiality qualifications will be true and correct in all respects as of the Closing Date (except to the extent that such representation and warranty speaks as of a particular date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date), and (iii) the other representations and warranties of the Company set forth in Article III shall be true and correct as of the Closing Date (except to the extent that any such representation and warranty speaks as of a particular date, in which case such representation and warranty shall be true and correct as of such particular date), except where the failure of such representations and warranties of the Company to be so true and correct (read for purposes of this clause (iii) without giving effect to any “materiality,” “Material Adverse Effect” or similar qualification therein), has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)              Performance of Obligations of the Company. The Company shall have performed or complied in all material respects with its obligations required to be performed or complied with by the Company under this Agreement at or prior to the Effective Time.

(c)              Company Certificate. Parent shall have received a certificate (the “Company Certificate”) signed on behalf of the Company by a senior executive officer of the Company to the effect that the conditions set forth in Section 6.03(a), Section 6.03(b) and Section 6.03(d) have been satisfied.

(d)              No Material Adverse Effect. No Company Material Adverse Effect has occurred since the date of this Agreement that is continuing.

(e)              No Regulatory Detriment. None of the consents, approvals, clearances, and other authorizations or expirations referenced in Schedule 6.01(b) to this Agreement shall have resulted in the imposition of a Remedy Action if the Closing were to occur, and no Order arising under any such consents, approvals, clearances, and other authorizations or expirations shall have been issued, enacted, rendered, promulgated, enforced or deemed applicable by any Governmental Entity that will expressly impose a Remedy Action if the Closing were to occur, except, in each case, for Remedy Actions that individually or in the aggregate would not have a Regulatory Detriment.

(f)               Confirmation from the CMA. Confirmation shall have been received in writing (including in the form of an e-mail) by Parent from the CMA (the “CMA Confirmation”) that either:

(i)                  the CMA does not intend to request further information or open a Phase I investigation in relation to the Transactions or any matters arising therefrom, after submission by Parent of a briefing paper to the CMA’s merger intelligence committee (provided, that the CMA has not subsequently decided to open an investigation in relation to the Transactions or any matters arising therefrom or related thereto);

(ii)               the CMA does not intend to refer the Transactions or any matters arising therefrom for a CMA Phase II Reference (which includes a decision accepting a Remedy Action in lieu of such a reference to the extent such Remedy Action would not have a Regulatory Detriment individually or in the aggregate); or

(iii)             following a CMA Phase II Reference of the Transactions or any matters arising therefrom or related thereto, the Transactions may proceed without any Remedy Action or with a Remedy Action that individually or in the aggregate would not have a Regulatory Detriment.

Section 6.04         Conditions to Obligations of the Company to Effect the Merger. The obligations of the Company to effect the Merger are further subject to the satisfaction (or waiver by the Company, if permissible under applicable Law) of the following conditions:

(a)              Representations and Warranties of Parent. (i) The representations and warranties of Parent and Merger Sub set forth in Section 4.02 and Section 4.03 of this Agreement shall be true and correct in all material respects as of the Closing Date (except for any representations and warranties that expressly relate to a particular date, which representation and warranty shall have been true and correct in all material respects as of such particular date), and (ii) all other representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct in all respects as of the Closing Date (except for any representations and warranties that expressly relate to a particular date, which representation and warranty shall have been true and correct in all material respects as of such particular date), except where the failure of such representations and warranties of Parent and Merger Sub to be so true and correct (read for purposes of this clause (ii) without giving effect to any “materiality,” “Material Adverse Effect” or similar qualification therein), has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)              Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed or complied in all material respects with their respective obligations required to be performed or complied with by them under this Agreement at or prior to the Effective Time.

(c)              Parent Certificate. The Company shall have received at the Closing a certificate (the “Parent Certificate”) signed on behalf of Parent by an officer of Parent to the effect that the conditions set forth in Section 6.04(a) and Section 6.04(b) have been satisfied.

Section 6.05         Frustration of Closing Conditions. None of the Company, Parent or Merger Sub may rely, either as a basis for not consummating the Continuation (except to the extent such consummation would violate applicable Law), the Merger or the other Transactions or for terminating this Agreement and abandoning any of the Transactions, on the failure of any condition set forth in Section 6.01, Section 6.02, Section 6.03 or Section 6.04, as the case may be, to be satisfied if such failure was primarily caused by such party’s material breach of any provision of this Agreement.

ARTICLE VII
TERMINATION

Section 7.01         Termination. This Agreement may be terminated and the Transactions abandoned:

(a)              by mutual written agreement of the parties hereto prior to the Effective Time;

(b)              by either the Company or Parent if the Effective Time shall not have occurred by July 15, 2024 (the “Termination Date”), whether before or after the Luxembourg Shareholder Approval or the Cayman Shareholder Approval have been obtained; provided that if as of the Termination Date all of the conditions set forth in Article VI, other than any of the conditions set forth in Section 6.01(b), Section 6.01(c) (to the extent the failure of such conditions arises from or relates to Governmental Clearances), Section 6.02(c) (to the extent the failure of such conditions arises from or relates to Governmental Clearances), Section 6.03(e) or Section 6.03(f), shall have been satisfied or waived (to the extent permitted under applicable Law), or shall be capable of being satisfied at such time, then either the Company or Parent may, in its respective sole discretion, elect to extend the Termination Date for a period of two (2) months (the “Extended Termination Date” and, if so extended, the Extended Termination Date then shall be the “Termination Date”) by delivering written notice to the other party no later than such then-scheduled Termination Date, it being agreed that there shall be no more than one (1) such extension of the Termination Date pursuant to this Section 7.01(b); provided further, however, that a party shall not be entitled to extend the Termination Date pursuant to this Section 7.01(b) if such party’s breach of or failure to perform its obligations under this Agreement materially contributed to, or resulted in, the failure to consummate the Transactions by the Termination Date; provided further, however, that the right to terminate this Agreement pursuant to this Section 7.01(b) shall not be available to any party that has breached in any material respect its obligations under this Agreement in any manner that shall have proximately caused or resulted in the failure of the Continuation, the Merger or the other Transactions to be consummated;

(c)              by either the Company or Parent if at the Termination Date there shall be any applicable Law that makes consummation of the Transactions illegal or otherwise prohibited or if at any time, consummation of the Transactions would violate any Law or Order of any Governmental Authority having competent jurisdiction and such applicable Law or Order shall have become final and non-appealable; provided however, that the right to terminate this Agreement pursuant to this Section 7.01(c) shall not be available to any party that has breached in any material respect its obligations under this Agreement in any manner that shall have proximately caused or resulted in the failure of the Continuation, the Merger or the other Transactions to be consummated;

(d)              by either Parent or the Company if the Company fails to obtain (i) the Luxembourg Shareholder Approval at the Luxembourg Shareholder Meeting, or any adjournment, reconvening or postponement thereof, at which a vote is taken to obtain such approval or (ii) the Cayman Shareholder Approval at the Cayman Shareholder Meeting, or any adjournment, reconvening or postponement thereof, at which a vote is taken to obtain such approval;

(e)              by Parent, if at any time, there shall have been a breach by the Company of any representation, warranty, covenant or agreement contained herein that (i) would result in the failure of any of the conditions set forth in Article VI to be satisfied and (ii) is incapable of being cured prior to the Termination Date or, if curable by such date, is not cured on or prior to the earlier of (A) the Termination Date and (B) thirty (30) days after receipt by the Company of written notice of such breach from Parent; provided, that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.01(e) if Parent or Merger Sub is then in breach of its obligations under this Agreement such that the conditions set forth in Section 6.04(a) or Section 6.04(b) shall not be satisfied prior to the Termination Date;

(f)               by Parent, if at any time (i) there shall have been a Company Board Recommendation Change in respect of the Luxembourg Shareholder Approval, provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.01(f)(i) if the the Luxembourg Shareholder Approval has been subsequently obtained, (ii) there shall have been a Company Board Recommendation Change in respect of the Cayman Shareholder Approval, provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.01(f)(ii) if the Cayman Shareholder Approval has been subsequently obtained or (iii) the Company shall have committed a material and Willful Breach of its obligations under Section 5.02, provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.01(f)(iii) after the Luxembourg Shareholder Approval has been obtained; or

(g)              by the Company, if at any time, there shall have been a breach by Parent or Merger Sub of any representation, warranty, covenant or agreement contained herein that (i) would result in the failure of any of the conditions set forth in Article VI to be satisfied and (ii) is incapable of being cured prior to the Termination Date or, if curable by such date, is not cured on or prior to the earlier of (A) the Termination Date and (B) thirty (30) days after receipt by Parent of written notice of such breach from the Company; provided further, that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.01(g) if Company is then in breach of its obligations under this Agreement such that the conditions set forth in Section 6.03(a) or Section 6.03(b) shall not be satisfied prior to the Termination Date.

Section 7.02         Effect of Termination. In the event of termination of this Agreement and the abandonment of the Transactions pursuant to this Article VII, this Agreement (other than as set forth in the last sentence of Section 5.07, this Section 7.02, Section 7.03 and Article VIII) shall become null and void and of no further force or effect with no liability on the part of any party hereto, the Parent Related Parties or the Company Related Parties; provided, that no such termination shall relieve any party hereto from any liability (i) for damages resulting from any Willful Breach prior to such termination by any party hereto, except, with respect to the Parent Related Parties, if the Company Termination Fee is payable and such Termination Fee (together with all amounts owing under Section 7.03(e)) have been paid in accordance with the terms hereof to Parent or (ii) as provided for in the last sentence of Section 5.07, this Section 7.02, Section 7.03 or Article VIII.

Section 7.03         Fees and Expenses.

(a)              Except as set forth in this Section 7.03, all fees and expenses incurred in connection with this Agreement, the Continuation, the Merger and the other Transactions will be paid by the party incurring such fees and expenses whether or not the Transactions are consummated.

(b)              Company Payments.

(i)                  If (A) this Agreement is validly terminated pursuant to Section 7.01(b), Section 7.01(d), or Section 7.01(e); (B) following the execution and delivery of this Agreement and prior to such termination of this Agreement or, in the case of a termination under Section 7.01(d), before the shareholder meeting that failed to approve the Transactions, an Acquisition Proposal has been publicly announced or publicly disclosed or delivered to the Company Board; and (C) within one year of such termination, either an Acquisition Transaction (which need not be the Acquisition Transaction referenced under clause (B)) is consummated or the Company enters into a definitive agreement providing for the consummation of an Acquisition Transaction (which need not be the Acquisition Transaction referenced under clause (B)) and such Acquisition Transaction is subsequently consummated (or is subsequently terminated before consummation but a subsequent Acquisition Transaction is entered into in connection with the termination of such Acquisition Transaction and such subsequent Acquisition Transaction is subsequently consummated), then the Company will, concurrently with the consummation of such Acquisition Transaction, pay or cause to be paid to Parent or its designee an amount equal to the Company Termination Fee by wire transfer of immediately available funds to the account designated by Parent or its designee. For purposes of this Section 7.03(b)(i), all references to “15 percent” in the definition of “Acquisition Transaction” will be deemed to be references to “50 percent.”

(ii)               If this Agreement is validly terminated pursuant to Section 7.01(f) by Parent, then the Company must, within two (2) Business Days following such termination, pay or cause to be paid to Parent or its designee the Company Termination Fee by wire transfer of immediately available funds to the account designated by Parent or its designee.

(c)              The parties acknowledge and agree that in no event will the Company be required to pay the Company Termination Fee on more than one occasion, whether or not the Company Termination Fee may be payable pursuant to more than one provision of this Agreement at the same or at different times and upon the occurrence of different events. The parties acknowledge and agree that (i) the agreements contained in this Section 7.03 are an integral part of the Transactions; (ii) the damages resulting from the termination of this Agreement under circumstances where the Company Termination Fee is payable are uncertain and incapable of accurate calculation; and (iii) without these agreements, the parties would not enter into this Agreement.

(d)              If this Agreement is validly terminated pursuant to Section 7.01 and the Company Termination Fee is payable, then Parent’s receipt of the Company Termination Fee (plus any costs and expenses payable pursuant to Section 7.03(e), if applicable) will be the sole and exclusive remedy of the Parent Related Parties against the Company Related Parties in respect of this Agreement, the other Transaction Documents, the Transactions, the termination of this Agreement, or the failure to consummate this Agreement. Upon payment of the Company Termination Fee (plus any costs and expenses payable pursuant to Section 7.03(e), if applicable) in accordance with this Agreement, none of the Company Related Parties will have any further liability or obligation to any of the Parent Related Parties or any other Person relating to or arising out of this Agreement, the other Transaction Documents, the Transactions, or for any matters forming the basis of such termination, except that the parties or their respective Affiliates (or both) will remain obligated with respect to the Confidentiality Agreement.

(e)              If the Company fails to promptly pay any amount due pursuant to Section 7.03(b) and, in order to obtain such payment, Parent commences a Proceeding that results in a judgment against the Company for the amount set forth in Section 7.03(b) or any portion thereof, then the Company will pay or cause to be paid to Parent the reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees) of such party in connection with such Proceeding, together with interest on such amount or portion thereof at an annual rate equal to the prime rate (as published in The Wall Street Journal or other authoritative source on the date that such payment or portion thereof was required to be made) plus five percent through the date that such payment or portion thereof was actually received, or a lesser rate that is the maximum permitted by applicable Law.

ARTICLE VIII
MISCELLANEOUS

Section 8.01         No Survival of Representations and Warranties. This Article VIII and the agreements of the Company, Parent and Merger Sub contained in Article I, Article II, Section 5.08 and Section 5.18 shall survive the Effective Time. No other representations, warranties, covenants or agreements in this Agreement shall survive the Effective Time.

Section 8.02         Amendment or Supplement. Subject to the provisions of applicable Law, at any time prior to the Effective Time, this Agreement (including any Schedule hereto) may be amended, modified or supplemented in writing by the parties hereto, by action of the boards of directors of the respective parties.

Section 8.03         Extension of Time, Waiver, Etc. At any time prior to the Effective Time, Parent and the Company may, subject to applicable Law, (a) waive any inaccuracies in the representations and warranties of the other party, (b) extend the time for the performance of any of the obligations or acts of the other party or (c) subject to the requirements of applicable Law, waive compliance by the other party with any of the agreements contained herein or, except as otherwise provided herein, waive any of such party’s conditions (it being understood that Parent and Merger Sub, shall be deemed a single party for purposes of the foregoing). Notwithstanding the foregoing, no failure or delay by the Company, Parent or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any waiver shall be effective only in the specific instance and for the specific purpose for which given and shall not constitute a waiver to any subsequent or other exercise of any right, remedy, power or privilege hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

Section 8.04         Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise, by any of the parties hereto without the prior written consent of the other parties hereto. No assignment by any party shall relieve such party of any of its obligations hereunder. Subject to the immediately preceding two sentences, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment not permitted under this Section 8.04 shall be null and void.

Section 8.05         Counterparts. This Agreement may be executed in one or more counterparts (including by facsimile or electronic mail), each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto.

Section 8.06         Entire Agreement; No Third-Party Beneficiaries. This Agreement, including the Company Disclosure Schedule, together with the Support Agreement and the Statutory Plan of Merger, (a) constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, among the parties and their Affiliates, or any of them, with respect to the subject matter hereof and thereof and (b) except for: (i) if the Continuation occurs, the rights of holders of Shares, Company Options and Company RSUs to receive the Continuation Shares, Continuation Options and Continuation RSUs in accordance with Article I, (ii) if the Effective Time occurs, the right of holders of Continuation Shares, Continuation Options and Continuation RSUs to receive the amounts payable with respect thereto in accordance with Article II and (iii) the provisions set forth in Section 5.08 of this Agreement, are not intended to and shall not confer upon any Person other than the parties hereto any rights or remedies hereunder.

Section 8.07         Governing Law; Jurisdiction.

(a)              This Agreement and any dispute, controversy or claim arising out of, in relation to or in connection with this Agreement, shall be governed by and construed in accordance with the law of the State of New York, without regard to any conflicts of law rules that would require the application of any other law (provided, that the fiduciary duties of the Company Board, any exercise of appraisal or dissenters’ rights by the Company’s shareholders, the Continuation, the Statutory Plan of Merger and the Merger, shall in each case be governed by the laws of Luxembourg and the laws of the Cayman Islands to the extent applicable).

(b)              Except as provided for in the Statutory Plan of Merger, all disputes arising out of or in connection with this Agreement (or the existence, breach, termination or validity thereof) shall be finally settled under the Rules of Arbitration of the International Chamber of Commerce (the “ICC Rules”). The arbitral tribunal shall be comprised of three members appointed in accordance with the ICC Rules. The place (legal seat) of the arbitration shall be New York, New York, United States. The language of the arbitration shall be English. Except as may be required either by law (including securities laws, where applicable) or to enforce any award rendered by the arbitral tribunal, neither a party nor any member of the tribunal may disclose the existence, content or results of any arbitration hereunder without the prior written consent of both parties. Judgment on any award rendered by the arbitral tribunal may be entered in any court having jurisdiction thereof. Notwithstanding the foregoing, the parties to the arbitration, for purposes of applying for a temporary restraining order, preliminary injunction, specific performance, or other interim or conservatory relief, as necessary in connection with this Agreement and the Transactions, without breach of this arbitration provision and without abridgement of the powers of the arbitrators, hereby irrevocably (i) submit to the exclusive jurisdiction and venue of the United States federal court located in the Borough of Manhattan (or if jurisdiction in such United States federal court is not available, in a New York State court located in the Borough of Manhattan), (ii) waive the defense of an inconvenient forum or lack of jurisdiction to the maintenance of any such action brought in such court, and (iii) agree to not contest the jurisdiction of such court in any such action, by motion or otherwise and (iv) agree to not bring any action arising out of or relating to this Agreement or the Transactions in any court other than such court for such purpose, except for actions brought to enforce the judgment of any such court or the arbitration panel.

Section 8.08         Specific Enforcement. The parties hereto agree that irreparable damage for which monetary relief, even if available, would not be an adequate remedy, would occur in the event that any provision of this Agreement is not performed in accordance with its specific terms or is otherwise breached, including if the parties hereto fail to take any action required of them hereunder to consummate this Agreement. The parties acknowledge and agree that (a) the parties shall be entitled to seek an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement and (b) the right of specific enforcement is an integral part of the Transactions and without that right, neither the Company nor Parent would have entered into this Agreement. The parties hereto agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy or that the parties otherwise have an adequate remedy at law. Notwithstanding anything in this Agreement to the contrary, under no circumstances shall a party be entitled to receive both (A) a grant of specific performance of the other party’s obligation to consummate the Closing and (B) the payment of monetary damages.

Section 8.09         Notices. Notices, requests, instructions or other documents to be given under this Agreement shall be in writing and shall be deemed given, (a) when delivered, if delivered personally to the intended recipient, (b) when sent by email (with confirmation of transmission), on the date sent if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient and (c) one (1) Business Day later, if sent by overnight delivery via a national courier service (providing proof of delivery), and in each case, addressed to a party at the following address for such party:

(a)          If to Parent or Merger Sub, to:

Aristocrat Technologies Australia Pty Ltd.
PO Box 361
North Ryde BC NSW 1670., Australia
Attention:    Jo Sarolis
Email:          jo.sarolis@aristocrat.com

with a copy, which does not constitute notice, to:

Freshfields Bruckhaus Deringer US LLP
601 Lexington Avenue
New York, NY 10022
Attention:        Joseph Halloum
Ethan A. Klingsberg
Email:               joseph.halloum@freshfields.com
ethan.klingsberg@freshfields.com

(b)          If to the Company, to:

NeoGames S.A.
10 Habarzel Street
Tel Aviv 6971014, Israel
Attention:         Moti Malul
Email:                moti.malul@neogames.com

with a copy, which does not constitute notice, to:

Latham & Watkins LLP
140 Scott Drive
Menlo Park, CA 94025, U.S.A.
Attention:         Josh Dubofsky
Josh Kiernan
Leah Sauter
Email:                josh.dubofsky@lw.com
                           joshua.kiernan@lw.com
leah.sauter@lw.com

and

Herzog Fox Neeman
6 Yitzhak Sadeh,
Tel Aviv 677706, Israel
Attention:         Gil White
Ron Ben-Menachem
Email:                whiteg@herzoglaw.co.il
ron@herzoglaw.co.il

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above.

Section 8.10         Agent for Service of Process. The Company, Parent and Merger Sub each appoint the following persons as their respective agent to accept service of process in the United States in any legal action or proceeding arising out of this Agreement, service upon which shall be deemed completed whether or not forwarded to or received by the parties.

(a)         For the Company:

Puglisi & Associates
850 Library Avenue, Suite 204
Newark, DE 19711

(b)          For Parent and Merger Sub:

Aristocrat Technologies, Inc.
10220 Aristocrat Way
Las Vegas, NY 89135
Attention:          Chris Hill

(c)           Each party agrees to inform the respective other party of any change of address of such process agent within five (5) Business Days of such change.

(d)          If any Person appointed as agent for service of process ceases to act as such the relevant party shall immediately appoint another Person to accept service of process on its behalf in the United States and notify the other party of such appointment. If it fails to do so within ten (10) Business Days the other party shall be entitled by notice to the respective other party to appoint a replacement agent for service of process.

Section 8.11         Severability. If any term, condition or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term, condition or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that this Agreement and Transactions are fulfilled to the extent possible.

Section 8.12         Definitions. As used in this Agreement, the following terms have the meanings ascribed thereto below:

“102 Trustee” means the trustee appointed by the Company in accordance with the provisions of the ITO, and approved by the ITA, with respect to Company 102 Options or Company 102 RSUs.

“102 Trust Period” means the minimum trust period required by the “capital gains route” of Section 102(b)(2) of the ITO.

“Acceptable Confidentiality Agreement” means a customary confidentiality agreement (whether in effect as of the execution of this Agreement or executed after the execution of this Agreement) containing terms no less restrictive in any material respect to the counterparty than those contained in the Confidentiality Agreement (except for such provisions necessary in order for the Company to be able to comply with its obligations under this Agreement).

“Action” means any cause of action, litigation, controversy, dispute, hearing, charge, complaint, demand, proceeding, suit, investigation, arbitration or action by or before any Governmental Authority

“Acquisition Proposal” means any offer, inquiry, indication of interest or proposal (other than by Parent or Merger Sub) relating to an Acquisition Transaction.

“Acquisition Transaction” means any transaction or series of related transactions involving (i) any merger, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, share exchange, business combination, joint venture, partnership, dissolution, liquidation, spin-off, extraordinary dividend or similar transaction involving the Company or any of its Subsidiaries which is structured to permit any Person or Group of Persons to, directly or indirectly, hold securities representing fifteen percent (15%) or more of the outstanding Shares after giving effect to the consummation of such transaction or series of transactions, (ii) any direct or indirect purchase, license or other acquisition by any Person or Group of Persons of assets constituting or accounting for fifteen percent (15%) or more of the consolidated net revenues, net income or total assets (measured by the fair market value thereof as of the date of such purchase, license or other acquisition) of the Company and its Subsidiaries, taken as a whole and (iii) any direct or indirect acquisition by any Person or group of Persons, whether from the Company or any other Persons, of securities representing fifteen percent (15%) or more of the outstanding Shares after giving effect to the consummation of such acquisition, including pursuant to a tender offer or exchange offer by such Person or group of Persons, in each case, other than the Transactions.

“Affiliate” means, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

“Anti-Corruption Law” means all and any of the following: the US Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations issued thereunder; the UK Bribery Act 2010; the Organization For Economic Co-operation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions and related implementing legislation; the US Bank Secrecy Act, USA PATRIOT Act, US Money Laundering Control Act, and the US Anti-Money Laundering Act; and any other applicable Law (including criminal and anti-competition Laws) that relates to bribery, corruption, terrorist financing, and/or money laundering.

“Antitrust Laws” means the Sherman Antitrust Act, the Clayton Antitrust Act of 1914, the HSR Act, the Federal Trade Commission Act and all other Laws and orders that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or competition, as well as all Laws relating to foreign investment and national security.

“B2B Customer” means any customer of the Company and/or its Subsidiaries, any licensee of any software of the Company and/or its Subsidiaries, or any other or person using the products or services of the Company and/or its Subsidiaries.

“Business Day” means a day except a Saturday, a Sunday or other day on which the SEC or banks in the City of New York, Luxembourg, the Cayman Islands, Sydney, Australia or Tel Aviv, Israel are authorized or required by Law to be closed.

“Business IP” means all Intellectual Property owned or used in the conduct of the business of the Company or any of its Subsidiaries.

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act (Public Law 116-136) and all rules, regulations and guidance issued by any Governmental Authority with respect thereto, in each case as in effect from time to time.

“CMA” means the Competition and Markets Authority in the United Kingdom.

“CMA Phase 2 Reference” means a reference by the CMA to its chair for the constitution of a group under Schedule 4 to the Enterprise and Regulatory Reform Act 2013.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Company 102 Options” means the Company Options granted under Section 102.

“Company 102 RSUs” means the Company RSUs granted under Section 102.

“Company 102 Shares” means Company Shares issued upon the exercise of Company 102 Options, Company Shares issued under Section 102 or Company Shares issued upon the vesting of Company 102 RSUs.

“Company 3(i) Options” means the Company Options granted under Section 3(i) of the ITO.

“Company Board” means the board of directors of the Company.

“Company Charter” means the Company’s memorandum and articles of association, as amended from time to time.

“Company Data” means all data contained in the Company IT Systems, whether or not in electronic form.

“Company Equity Awards” means any Company Options and Company RSUs.

“Company Equity Plans” means collectively, (i) the Company’s 2015 Option Plan (amended 2019) and (ii) the Company’s 2020 Incentive Award Plan.

“Company IP” means all Intellectual Property owned by the Company or any of its Subsidiaries.

“Company IT Systems” means all Information Technology Systems that are owned by, licensed or leased to the Company or its Subsidiaries and used in the conduct of their business as currently conducted.

“Company Optionholder” means a holder of Company Options.

“Company Options” means options to purchase Shares awarded under the Company Equity Plans.

“Company Plan” means any benefit or compensation bonus, incentive, deferred compensation, equity or equity-based compensation, employment, consulting, severance, change in control, retention, termination or other compensation or benefit plan, program, policy, agreement or arrangement, whether or not in writing, including “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), in each case, sponsored, maintained or contributed to or required to be maintained or contributed to by the Company or any of its Subsidiaries for the benefit of any Participant or to which the Company or any of its Subsidiaries is a party or with respect to which the Company or any of its Subsidiaries has any actual or contingent liability, excluding plans maintained by any Governmental Authority.

“Company Related Parties” means collectively, (i) the Company and each of its Affiliates; and (ii) the former, current and future holders of any equity, controlling persons, Representatives, Affiliates, members, managers, general or limited partners, shareholders and assignees of the Company, each of its Subsidiaries, and each of their respective Affiliates.

“Company RSU Holder” means a holder of Company RSUs.

“Company RSUs” means restricted stock units with respect to Shares awarded under the Company Equity Plans.

“Company Software” means all Software owned by the Company or its Subsidiaries.

“Company Termination Fee” shall be an amount equal to $40,344,372.11.

“Continuation Equity Awards” means the Continuation Options and the Continuation RSUs.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or related or associated epidemics, pandemic or disease outbreaks.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, safety or similar Law, directive, guidelines or recommendations promulgated by any Governmental Authority, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19, including the Coronavirus Aid, Relief, and Economic Security Act and Families First Coronavirus Response Act.

“Customary Condition” means a customary condition that is routinely imposed or applied by the applicable Gaming Regulatory Authority, or one that does not and will not require material changes to the business practices or operations of the Company and/or any of its Subsidiaries in order to satisfy.

“Encumbrance” means any mortgage, deed of trust, lease, license, condition, covenant, restriction, hypothecation, option to purchase or lease or otherwise acquire any interest, right of first refusal or offer, conditional sales or other title retention agreement, adverse claim of ownership or use, easement, encroachment, right of way or other title defect, third-party right or encumbrance of any kind or nature.

“Environmental Law” means any Law (i) relating to pollution or the protection, preservation or restoration of the environment (including air, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), or any exposure to or Release of, or the management of (including the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production or disposal of) any Hazardous Substances, (ii) that regulates, imposes liability (including for enforcement, investigatory costs, cleanup, removal or response costs, natural resource damages, contribution, injunctive relief, personal injury or property damage) or establishes standards of care with respect to any of the foregoing or (iii) that establishes standards of conduct for protection of worker health and safety regarding exposure to Hazardous Substances, including, but not limited to the Occupational Safety and Health Act, 29 U.S.C. 651 et seq. as amended.

“ERISA Affiliate” means any trade or business (whether or not incorporated) that, together with the Company or any of its Affiliates, is treated as a single employer under Section 414 of the Code.

“Exchange Ratio” means the fraction having (i) a numerator equal to (A) the Merger Consideration multiplied by (B) the arithmetic mean of the average of the bid and ask spot rates for conversion of U.S. dollars to Australian dollars as reported by Bloomberg L.P. on each of the screen AUD Currency BFIX on each of the five (5) consecutive trading days ending with the trading day that is five (5) Business Days prior to the Closing Date and (ii) a denominator equal to the Parent Share Price.

“Export Controls” means (i) all applicable trade, export control, import, and antiboycott laws and regulations imposed, administered, or enforced by the U.S. government, including the Arms Export Control Act (22 U.S.C. § 1778), the International Emergency Economic Powers Act (50 U.S.C. §§ 1701–1706), Section 999 of the Internal Revenue Code, the U.S. customs laws at Title 19 of the U.S. Code, the Export Control Reform Act of 2018 (50 U.S.C. §§ 4801-4861), the International Traffic in Arms Regulations (22 C.F.R. Parts 120–130), the Export Administration Regulations (15 C.F.R. Parts 730-774), the U.S. customs regulations at 19 C.F.R. Chapter 1, and the Foreign Trade Regulations (15 C.F.R. Part 30); and (ii) all applicable trade, export control, import, and antiboycott laws and regulations imposed, administered or enforced by any other country, except to the extent inconsistent with U.S. law.

“Gaming Consents” means the gaming approvals, decisions, clearances and confirmations set out in Schedule 6.01(b) to this Agreement.

“Gaming Laws” means any foreign, federal, tribal, state, county or local statute, law, ordinance, rule, regulation, permit, consent, approval, finding of suitability, license, judgment, Order, decree, injunction or other authorization governing or relating to the conduct of betting (including fixed odds sports betting), gaming, wagering (including pari-mutuel wagering), lotteries, and any other forms of gambling and related activities or the ownership, operation, management or development of any operations relating to betting (including fixed odds sports betting), gaming, wagering (including pari-mutuel wagering), lotteries, and any other forms of gambling and related activities, including the rules, regulations, and orders of any Gaming Regulatory Authority.

“Gaming License” means any License issued or granted by a Gaming Regulatory Authority.

“Gaming Regulatory Authority” means the competent Governmental Authority in any jurisdiction regulating gambling, betting, gaming and lottery activities (if any), including, for the avoidance of doubt, the Governmental Authorities issuing the Gaming Licenses.

“Good Industry Practice” means the exercise of that degree of skill, care, prudence, responsibility, efficiency, foresight and timeliness as would be expected from a leading company within the relevant industry or business sector.

“Governmental Authority” means any nation, government, court, regulatory or administrative agency, commission or authority or other legislative, executive, regulatory or judicial governmental entity, body, agency, official or instrumentality, domestic or foreign, whether federal, national, provincial, state, local or multinational or self-regulatory organization or other similar quasi-governmental regulatory body or arbitration panel, tribunal or arbitrator, including, for the avoidance of doubt, any Gaming Regulatory Authority.

“Government Official” means any official, officer, employee, or Representative of, or any Person acting in an official capacity for or on behalf of, any Governmental Authority, and includes any official or employee of any government-owned entity, and any officer or employee of a public international organization, as well as any Person acting in an official capacity for or on behalf of any such government or department, agency, or instrumentality, or for or on behalf of any such public international organization, or any family member thereof.

“Group” shall have the meaning as defined in or under Section 13(d) of the Exchange Act.

“Hazardous Substance” means all substances defined or regulated as hazardous, a pollutant or a contaminant under any Environmental Law, including any petroleum or natural gas hydrocarbons or any liquid or fraction thereof, asbestos or asbestos-containing material, polychlorinated biphenyls.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“IFRS” means the International Financing Reporting Standards issued by the International Accounting Standards Board.

“Indebtedness” means, with respect to any Person, without duplication, all obligations or undertakings by such Person (i) for borrowed money (including deposits or advances of any kind to such Person), (ii) pursuant to indebtedness of others secured by any Lien on owned or acquired property, whether or not the Indebtedness secured thereby has been assumed, (iii) evidenced by bonds, debentures, notes or similar instruments, (iv) for capitalized leases or to pay the deferred and unpaid purchase price of property or equipment, (v) pursuant to securitization or factoring programs or arrangements, (vi) pursuant to guarantees and arrangements having the economic effect of a guarantee of any Indebtedness of any other Person (other than between or among any of Parent and its wholly owned Subsidiaries or between or among the Company and its wholly owned Subsidiaries), (vii) representing the deferred and unpaid purchase price of property or services (including any potential future earn-out, purchase price adjustment, release of “holdback” or similar payment), (viii) under swaps, options, derivatives and other hedging agreements, transactions or arrangements (assuming they were terminated on the date of determination) or (ix) letters of credit, bank guarantees, and other similar Contracts or arrangements entered into by or on behalf of such Person to the extent they have been drawn upon.

“Information Technology Systems” means information and communications technology and computer systems relating to the transmission, storage, maintenance, organization, presentation, generation, processing or analysis of data and information.

“Intellectual Property” means, collectively, any and all intellectual property rights throughout the world, including such rights in and to (i) Patents, (ii) Trademarks, (iii) domain names, web addresses, social media accounts, (iv) works of authorship and copyrights, regardless of the medium of fixation or means of expression, (v) data, databases, Software and computer programs, (vi) know-how, Trade Secrets, and all confidential and proprietary information, (vii) any registrations or applications for registration for any of the foregoing and (viii) other rights similar to the foregoing.

“Intervening Event” means any effect, change, circumstance, event or occurrence that (i) was not known, or the material consequences of which were not known, to the Company Board as of the date of this Agreement and (ii) does not relate to or involve (A) any Acquisition Proposal or (B) the mere fact, in and of itself, that the Company meets or exceeds any internal or published projections, forecasts, estimates or predictions of revenue, earnings or other financial or operating metrics for any period ending on or after the date hereof, or changes after the date hereof in the market price or trading volume of the Shares or the credit rating of the Company (it being understood that the underlying cause of any of the foregoing in this clause (ii) may be considered and taken into account).

“IRS” means the U.S. Internal Revenue Service.

“ITA” means the Israel Tax Authority.

“ITO” means the Israeli Income Tax Ordinance (New Version) 5721-1961, and all the regulations, rules and orders and any other provisions promulgated thereunder.

“Knowledge” means, (i) in respect of the Company, its Subsidiaries and/or Minority Investments, the actual knowledge of the individuals listed on Section 8.12(i) of the Company Disclosure Schedule and (ii) in respect of Parent and Merger Sub, the actual knowledge of Parent’s Chief Executive Officer, Chief Financial Officer, Chief Strategy Officer, Chief Legal Officer and the Chief Executive Officer of its Anaxi business.

“Law” means any federal, state, local, foreign or transnational law, statute or ordinance, common law, rule, regulation, constitution, treaty, convention, code, Order, or other similar requirement enacted, adopted or applied by a Governmental Authority.

“Liens” means any pledges, liens, charges, mortgages, Encumbrances or security interests of any kind or nature.

“Material Adverse Effect” means any change, event, development, circumstance or effect that individually or taken together with any other change, event, development, circumstance or effect (each, an “Effect”) (a) has had or would reasonably be expected to have, a material adverse effect on the business, assets, financial condition, operations or results of operations of the Company and its Subsidiaries, taken as a whole, or (b) would reasonably be expected to prevent or materially delay, materially impair or materially interfere with, or materially adversely affect the ability the Company or its Subsidiaries to consummate the Mergers and the other Transactions by the Termination Date; provided, that in the case of clause (a) above, none of the following shall be deemed, either alone or in combination, to constitute, and there shall not be taken into account in determining whether there has been a Material Adverse Effect any adverse effect to the extent arising from or attributable or relating to: (i) changes in, or events generally affecting, the U.S. or global financial, securities or capital markets or the financial, securities or capital markets in any other jurisdictions in which the Company or its Subsidiaries operate, (ii) general economic or political conditions in the United States or any foreign jurisdiction in which the Company or any of its Subsidiaries operate, including any changes in currency exchange rates, interest rates, monetary policy, inflation, or any instability in the banking sector, including the failure or placement into receivership of any financial institution, (iii) changes in, or events generally affecting, the industries in which the Company or any of its Subsidiaries operate, (iv) any natural or man-made disaster or acts of God, including earthquakes, floods, hurricanes, tornados, volcanic eruption, epidemics, pandemics or disease outbreak (including COVID-19) or any COVID-19 Measures or any change in such COVID-19 Measures or official interpretations thereof following the date of this Agreement or any acts of terrorism, sabotage, riots, demonstrations, public disorders, military action or war or any escalation or worsening thereof, (v) any failure by the Company or any of its Subsidiaries to meet any internal or published budgets, projections, estimates, forecasts or predictions in respect of financial performance, (vi) a decline in the price of the Shares, or a change in the trading volume of the Shares, on the NASDAQ, provided, that the exceptions in clauses (v) and (vi) shall not prevent or otherwise affect a determination that any change, effect, circumstance or development underlying such failure or decline or change (if not otherwise falling within any of the exclusions pursuant to the other clauses of this definition) has resulted in, or contributed to, a Material Adverse Effect, (vii) changes in applicable Law, (viii) changes in IFRS (or authoritative interpretation thereof) or (ix) the taking of any specific action expressly required by this Agreement, or the announcement or pendency of this Agreement, the Continuation and the Merger, including the impact thereof on the relationships with customers, suppliers, distributors, partners, other third parties with whom the Company has a relationship or employees, but, in each case, excluding the Company’s compliance with its obligations pursuant to Section 5.01, provided, that this clause (ix) shall not apply with respect to any representation or warranty that is expressly intended to address the consequences of the execution, delivery or performance of this Agreement or the consummation of the Transactions; provided further, that the changes, effects, circumstances or developments set forth in the foregoing clauses (i), (ii), (iii), (iv), (vii) and (viii) shall be taken into account in determining whether a “Material Adverse Effect” has occurred to the extent such changes, effects, circumstances or developments have a disproportionately adverse effect on the Company and its Subsidiaries, taken as a whole, relative to other participants in the industries in which the Company and its Subsidiaries operate, but, in such event, only the incremental disproportionate impact of such changes, effects, circumstances or developments shall be taken into account in determining whether a “Material Adverse Effect” has occurred.

“Non-US Company Plan” means each Company Plan that is governed by the laws of any jurisdiction other than the United States or provides or could provide compensation or benefits to any Participant who resides outside of the United States.

“Open Source Software” means Software licensed under or that is distributed as, open source, “copyleft” or similar regime or licensing or distribution models in a manner obliging or requiring the Company or any of its Subsidiaries (or the developer thereof) to: (a) disclose, make available or distribute in source code form; (b) license for the purpose of making derivative works; or (c) redistribute at no charge or a nominal charge such Software.

“Order” means any order, judgment, injunction, ruling, writ, award or decree of any Governmental Authority.

“Parent Common Share” means an ordinary share of Parent.

“Parent Material Adverse Effect” means any change, event, development, circumstance or effect that, individually or in the aggregate, would reasonably be expected to prevent or materially delay, materially impair or materially interfere with, or materially adversely affect the ability of Parent or Merger Sub to consummate the Merger and the other Transactions by the Termination Date.

“Parent Related Parties” means collectively, (i) Parent and Merger Sub and each of their Affiliates; and (ii) the former, current and future holders of any equity, controlling persons, Representatives, Affiliates, members, managers, general or limited partners, shareholders and assignees of Parent and Merger Sub, each of their Subsidiaries, and each of their respective Affiliates.

“Parent Share Price” means the volume-weighted average daily closing price of Parent Common Shares as reported on the Australian Securities Exchange for the five (5) consecutive trading days ending five (5) Business Days prior to the Closing Date.

“Participant” means any current or former director, officer, employee, worker or independent contractor of the Company or any of its Subsidiaries.

“Patents” means all rights in and to patents and patent applications, inventions and invention disclosures (whether or not patentable), and any provisionals, divisionals, continuations, continuations in part, renewals, reissuances, re-examinations and extensions of any of the foregoing.

“Permitted Liens” means (i) Liens for current Taxes or other governmental charges not yet due and payable or for Taxes that are being contested in good faith by appropriate proceedings and for which adequate reserves in the financial statements have been established and provided for, (ii) Liens arising in the ordinary course of business in favor of vendors, carriers, warehousemen, repairmen, mechanics, workmen, materialmen, construction or similar Liens, (iii) Liens affecting the interest of the grantor of any easements benefiting owned real property and Liens of record attaching to real property, fixtures or leasehold improvements that would not, individually or in the aggregate, reasonably be expected to materially impair the continued use and operation of the assets to which they relate in the business of such entity and its Subsidiaries as presently conducted, (iv) Liens granted pursuant to the Repaid Indebtedness or reflected in the Company Balance Sheet, (v) Liens to be released and terminated in full with no further liabilities on any Person on or following the Closing Date, (vi) exceptions, defects or irregularities in title, easements, imperfections of title, claims, charges, security interests, rights-of-way, covenants, restrictions, and other similar matters that would not, individually or in the aggregate, materially impair the continued use and operation of the assets to which they relate in the business of such entity and its Subsidiaries as presently conducted and (vii) any non-exclusive license under Intellectual Property granted in the ordinary course of business.

“Person” means an individual, firm, company, corporation, limited liability company, partnership, joint venture, association, trust, unincorporated organization or any other entity, including a Governmental Authority.

“Personal Data” means any information in any media that relates to an identified or identifiable individual or that otherwise constitutes personal data or personal information under the Privacy Requirements.

“Privacy Requirements” means, as applicable, the EU General Data Protection Regulation (2016/679), the ePrivacy Directive (2002/58/EC) and any national implementing law, and any Laws of any other jurisdiction relating to privacy, data protection, or data security which are applicable to the Company or its Subsidiaries.

“Registered Company IP” means all Company IP that is issued, registered or applied-for by or with any Governmental Authority or private domain name registrar in any jurisdiction.

“Release” means any actual release, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, abandonment, disposing or allowing to escape or migrate into or through the environment (including, without limitation, surface water, groundwater, land surface or subsurface strata).

“Repaid Indebtedness” means (i) the aggregate amount of all obligations of the Company (i) in respect of money borrowed from others, including pursuant to facility and credit agreements, (ii) evidenced by bonds, debentures, notes or similar instruments, (iii) pursuant to letters of credit and bank guarantees, (iv) all interest, principal, prepayment penalty, fees, costs, or expenses in respect of any of the foregoing, including any costs associated with the prepayment of such indebtedness and with breaking any hedging arrangement or other contract associated with such obligations and (v) all guarantees with respect to any obligation of any other Person of a type described in the foregoing clauses (i) through (v) above, as set forth on Section 8.12(iii) of the Company Disclosure Schedule.

“Representatives” means, with respect to any Person, its officers, directors, employees, consultants, agents, financial advisors, investment bankers, attorneys, accountants, other advisors, Affiliates and other Representatives.

“Sanctioned Person” means any Person (i) designated on the Specially Designated Nationals and Blocked Persons List maintained by the United States Government, including the Office of Foreign Assets Control of the US Department of the Treasury(“OFAC”), the Sectoral Sanctions Identifications List maintained by OFAC, the Consolidated List of Persons, Groups and Entities Subject to EU Financial Sanctions, the Consolidated List of Financial Sanctions Targets maintained by His Majesty’s Treasury, (ii) that is, or is part of, a government of a Sanctioned Territory, (iii) 50% or more owned or controlled by, or acting on behalf of, any of the foregoing, (iv) located within or operating from a Sanctioned Territory or (v) otherwise targeted under any Sanctions.

“Sanctioned Territory” means any country or other territory that is itself targeted by comprehensive Sanctions, which countries and territories, as of the date of this Agreement, include Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine, the so-called Luhansk People’s Republic, and the so-called Donetsk People’s Republic.

“Sanctions” means economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by (i) the U.S. government, including those administered by OFAC or the U.S. State Department, or (ii) the United Nations Security Council, the European Union, any member state thereof, the United Kingdom, or the Australian government.

“Section 102” means Section 102 of the ITO, including the rules and regulations promulgated thereunder.

“Software” means any and all computer programs and applications, operating systems, tools, plugins, compilers and libraries, whether in source code or object code, and whether embodied in software, firmware or otherwise.

“Statutory Plan of Merger” means the statutory plan of merger in the form attached hereto as Exhibit 2 to be executed and delivered by the Company and Merger Sub on the Closing Date as contemplated by the terms hereof.

“Subsidiary” means, with respect to any Person, any other Person of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by such Person and/or by one or more of its Subsidiaries.

“Superior Proposal” means any bona fide written Acquisition Proposal made by a third party that did not result from any breach of Section 5.02 (except that for purposes of this definition the references to “fifteen percent (15%) or more” in the definition of Acquisition Transaction shall be deemed to be references to “more than seventy five percent (75%)” in each place it appears), after the date of this Agreement that the Company Board determines in good faith (after consultation with its outside legal counsel and financial advisors) (i) is more favorable to the holders of Shares from a financial point of view than the Transactions (taking into account (a) all financial considerations; (b) the identity of the third party making such Acquisition Proposal; (c) the anticipated timing, conditions (including any financing condition or the reliability of any debt or equity funding commitments) and prospects for completion of such Acquisition Proposal; (d) the other terms and conditions of such Acquisition Proposal and the implications thereof on the Company, including relevant legal, regulatory, and other aspects of such Acquisition Proposal deemed relevant by the Company Board and (e) any revisions to the terms of this Agreement and the Merger proposed by Parent during any notice period set forth in Section 5.02(e)); (ii) is reasonably likely to be completed on a timely basis, taking into account all financial, legal, regulatory and other aspects of such Acquisition Proposal, and does not contain any conditionality of the third party’s obligation to consummate the Superior Proposal that is related to the third party’s completion of due diligence (for the avoidance of doubt, a right of the third party to access to or notification of information or documents shall not be deemed a due diligence closing condition) or the third party’s having obtained financing or disbursement of financing for the Superior Proposal and (iii) the financing of which is fully committed or reasonably determined in good faith by the Company Board to be available.

“Tax” (including, with correlative meanings, the terms “Taxes” and “Taxable”) means all (a) federal, state, local and foreign income, profits, franchise, gross receipts, customs duty, capital gains, capital, capital unit, capital stock, severance, stamp, payroll, wage, social security (or similar), severance, sales, employment, unemployment, use, goods and services, production, privilege, lease, service, license, service use, recapture, real and personal property, withholding, excise, ad valorem, value added, transfer, documentary, stamp, business and occupation, premium, windfall profits, registration, utility, environmental, communications, disability, worker’s compensation, alternative or add on minimum, employee, estimated taxes and any other taxes of any kind whatsoever and regulatory fees, duties and surcharges, including all interest and penalties, fines and additions to tax imposed in connection with any item described in this definition.

“Tax Return” means all returns and reports with respect to Taxes, including any information return, claim for refund, amended return, declaration of estimated Tax, election, attachment, report, schedule, notice, notification, certificate, form, disclosure, or other related document or information.

“Trade Secrets” means trade secrets and all other confidential and proprietary information, ideas, know-how, inventions, processes, formulae, models and methodologies.

“Trademarks” means trademarks, trademark registrations, trademark applications, service marks, logos, slogans, trade dress, design rights, trade names, business names, brand names, and other similar designations of source or origin (including applications and registrations therefor), together with the goodwill symbolized by any of the foregoing.

“Transaction Documents” means this Agreement, the Statutory Plan of Merger, the Company Disclosure Schedule and the Support Agreement.

“Treasury Regulation” means the Treasury Regulations (including temporary regulations) promulgated by the U.S. Treasury Department with respect to the Code.

“Unvested Continuation Option” means any Continuation Option that is not vested as of immediately prior to the Effective Time (taking into account any acceleration of vesting occurring automatically as a result of the Transactions), other than any Continuation Option that is scheduled to vest within 30 days following the Effective Time in accordance with its terms as in effect on the date of this Agreement.

“Unvested Continuation RSU” means any Continuation RSU that is not vested as of immediately prior to the Effective Time (taking into account any acceleration of vesting occurring automatically as a result of the Transactions), other than any Continuation RSU that is scheduled to vest within 30 days following the Effective Time in accordance with its terms as in effect on the date of this Agreement.

“Unvested Contractor Continuation Option” means any Unvested Continuation Option held by any individual who will not be an employee of Parent or any of its Subsidiaries (including the Surviving Company and its Subsidiaries) following the Closing.

“Unvested Contractor Continuation RSU” means any Unvested Continuation RSU held by any individual who will not be an employee of Parent or any of its Subsidiaries (including the Surviving Company and its Subsidiaries) following the Closing.

“Unvested Employee Continuation Option” means any Unvested Continuation Option held by an individual who will be an employee of Parent or any of its Subsidiaries (including the Surviving Company and its Subsidiaries) following the Closing.

“Unvested Employee Continuation RSU” means any Unvested Continuation RSU held by any individual who will be an employee of Parent or any of its Subsidiaries (including the Surviving Company and its Subsidiaries) following the Closing.

“Unvested 102 Trustee Continuation Equity Awards” means (i) any Unvested Continuation Option that was originally granted by the Company as a Company 102 Option or (ii) any Unvested Continuation RSU that was originally granted by the Company as a Company 102 RSU.

“Vested 102 Trustee Continuation Equity Award” means (i) any Vested Continuation Option that was originally granted by the Company as a Company 102 Option or (ii) any Vested Continuation RSU that was originally granted by the Company as a Company 102 RSU.

“Vested Continuation Option” means any Continuation Option that is vested as of immediately prior to the Effective Time (taking into account any acceleration of vesting occurring automatically as a result of the Transactions) or is scheduled to vest within 30 days following the Effective Time in accordance with its terms as in effect on the date of this Agreement.

“Vested Continuation RSU” means any Continuation RSU that is vested as of immediately prior to the Effective Time (taking into account any acceleration of vesting occurring automatically as a result of the Transactions) or is scheduled to vest within 30 days following the Effective Time in accordance with its terms as in effect on the date of this Agreement.

“Vested Non-102 Trustee Continuation Equity Award” means (i) any Vested Continuation Option that was not originally granted by the Company as a Company 102 Option or (ii) any Vested Continuation RSU that was not originally granted by the Company as a Company 102 RSU.

“Willful Breach” means any (i) a breach by a party of any of its representations, warranties, covenants, agreements or obligations under this Agreement that is a consequence of an act or omission intentionally undertaken or omitted by the breaching party with the knowledge that the taking of, or failure to take, such act would, or would reasonably be expected to, cause or constitute a material breach of this Agreement (and which results in a material breach) or (ii) subject to the satisfaction or waiver (by the party for whom such condition may be waived) of the conditions to the Continuation Closing or Closing set forth in Article VI, as applicable, (other than those conditions that by their terms are to be satisfied at Continuation Closing or Closing, as applicable, provided, that those conditions would have been satisfied if the Continuation Closing or Closing were to occur on such date), the intentional failure of the breaching party to promptly consummate the Continuation in accordance with Article I and the Merger in accordance Article II and the other Transactions contemplated to be consummated at the Continuation Closing or the Closing, as the case may be, in accordance with the terms and conditions of this Agreement.

Section 8.13         Interpretation.

(a)              The table of contents and the Article, Section and paragraph headings or captions herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section or Exhibit, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” when used in this Agreement is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. The terms “ordinary course” or “ordinary course of business” or words of similar import when used in this Agreement mean “ordinary course of business consistent with past practice”. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any Contract or Law defined or referred to herein or in any agreement or instrument that is referred to herein means such Contract or Law as from time to time amended, modified or supplemented, including (in the case of Contracts) by waiver or consent and (in the case of Laws) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein; provided, that with respect to any Contract listed in the Company Disclosure Schedule, such references shall only include any amendments, restatements, replacements or modifications that are made available to Parent. Notwithstanding anything to the contrary in this Agreement, the Memorandum and Articles of Association or the other Transaction Documents, in the event of a conflict between the terms of this Agreement and the terms of the Memorandum and Articles of Association, the Statutory Plan of Merger, or the Support Agreement, the terms of this Agreement shall prevail over and supersede the conflicting terms in all such other agreements and documents.

(b)              Any Contract or information referred to herein shall be deemed to have been “delivered”, “provided”, “furnished” or “made available” (or any phrase of similar import) to Parent by the Company if such Contract or information was (i) posted to the data room maintained by the Company with Intralinks Holdings, Inc. in connection with the Merger at least six (6) hours prior to the execution of this Agreement or (ii) otherwise provided directly (including through email) in written form to Parent or any of its Representatives prior to the execution and delivery of this Agreement. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded.

(c)              The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

[signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written

ARISTOCRAT LEISURE LIMITED
By:	/s/ Trevor Croker
	Name:	Trevor Croker
	Title:	Director

By:	/s/ Kristy Jo
	Name:	Kristy Jo
	Title:	Secretary

ANAXI INVESTMENTS LIMITED
By:	/s/ Mitchell A. Bowen
	Name:	Mitchell Bowen
	Title:	Director

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

NEOGAMES S.A.

By:	/s/ Moti Malul
	Name:	Moti Malul
	Title:	Chief Executive Officer

Exhibit 1           – Memorandum and Articles of Association of the Company

Exhibit 2          – Statutory Plan of Merger

Schedule 6.01(b) – Governmental Clearances